Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

2U, INC.,

SKYWALKER PURCHASER, LLC,

SKYWALKER SUB, INC.,

TRILOGY EDUCATION SERVICES, INC.

and

FORTIS ADVISORS LLC

Dated as of April 7, 2019

i

Annexes, Exhibits & Schedules

Exhibit A	Form of First Certificate of Merger
Exhibit B	Form of Second Certificate of Merger
Exhibit C-1	Balance Sheet Principles
Exhibit C-2	Sample Calculation of Net Working Capital
Exhibit D	Form of Funding Consideration Schedule
Exhibit E	Form of Escrow Agreement

Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Stockholder Consent
Exhibit H	Form of Investor Suitability Documentation

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is dated as of April 7, 2019, among 2U, Inc., a Delaware corporation (“Parent”), Skywalker Purchaser, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), Skywalker Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), Trilogy Education Services, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company (the “Stockholder Representative”).

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of (i) the respective Boards of Directors of Parent and Sub, (ii) the sole member of Purchaser and (iii) the Board of Directors of the Company (the “Company Board”) have approved this Agreement and the acquisition of the Company by Parent (including the Mergers) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, (a) Sub will merge with and into the Company, upon which: (i) the separate corporate existence of Sub will cease; and (ii) the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “First Merger”); and (b) immediately following the First Merger, the Company, as the surviving corporation of the First Merger, will merge with and into Purchaser, upon which: (i) the separate corporate existence of the Company will cease; and (ii) Purchaser will continue as the surviving company and a wholly-owned subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company, Parent, Purchaser and Sub to enter into this Agreement, (i) Parent and the Stockholders identified therein have executed and delivered Stockholder Support Agreements, dated as of the date hereof (collectively, the “Stockholder Support Agreement”) and (ii) each Key Employee has entered into an employment agreement with Parent or one of its affiliates (collectively, the “Employment Agreements”), which Employment Agreements shall become effective as of the Closing;

WHEREAS, each of the parties intends that, (i) for U.S. federal income tax purposes, the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”), (ii) the Integrated Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder to which each of Parent and the Company are to be parties under Section 368(b) of the Code and (iii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder (clauses (i), (ii) and (iii), collectively, the “Intended Tax Treatment”); and

WHEREAS, Parent, Purchaser, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
The Mergers

SECTION 1.01              The Mergers.

(a)                                 On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), (i) at the First Effective Time, Sub shall be merged with and into the Company and, as a result of the First Merger, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation of the First Merger and as a wholly-owned subsidiary of Parent (the “First Surviving Corporation”) and (ii) immediately thereafter, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Purchaser and, as a result of Second Merger, the separate existence of the First Surviving Corporation shall cease and Purchaser shall continue as the surviving company and as a wholly-owned subsidiary of Parent (the “Surviving Company”) and continue to be disregarded as an entity separate from Parent for U.S. federal income tax purposes.  The First Merger shall be effected pursuant to Section 251 of the DGCL and shall have the effects set forth in the applicable provisions of the DGCL, and the Second Merger shall be effected pursuant to Section 264 of the DGCL and Section 18-209 of the DLLCA.  Without limiting the generality of the foregoing, (x) at the First Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the First Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the First Surviving Corporation, all as provided under the DGCL, and (y) at the Second Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the First Surviving Corporation and Purchaser shall vest in the Surviving Company, and all debts, liabilities and duties of the First Surviving Corporation and Purchaser shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.

(b)                                 At the First Effective Time, by virtue of the First Merger and without the necessity of further action by the Company, Sub or any other person, the certificate of incorporation of the First Surviving Corporation shall be amended and restated in the form of the certificate of incorporation of Sub, as in effect immediately prior to the First Effective Time, and as so amended, shall be the certificate of incorporation of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  In addition, the Company and the First Surviving Corporation shall take all necessary action such that, at the First Effective Time, the bylaws of the First Surviving Corporation shall be amended so as to read in their entirety as the bylaws of Sub as in effect immediately prior to the First Effective Time and, as amended, such bylaws shall be the bylaws of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c)                                  Subject to Section 6.07, (i) the certificate of formation of the Surviving Company, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation of the Surviving Company at the Second Effective Time, until thereafter amended in accordance with the DLLC and as provided in such certificate of formation and (ii) the limited liability company agreement of the Surviving Company, as in effect immediately prior to the Second Effective Time, shall be the limited liability company agreement of the Surviving Company at the Second Effective Time, until thereafter amended in accordance with the DLLC and as provided in such limited liability company agreement.

(d)                                 Directors and Officers.

(i)                                     At the First Effective Time, by virtue of the First Merger and without the necessity of further action by the Company, Sub or any other person, the directors of Sub immediately prior to the First Effective Time shall become the directors of the First Surviving Corporation, each to hold office, from and after the First Effective Time, in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation.

(ii)                                  The officers of Sub immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the officers of the First Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation.

(iii)                               At the Second Effective Time, by virtue of the Second Merger and without the necessity of further action by Purchaser, the First Surviving Corporation or any other person, the managers of Purchaser immediately prior to the Second Effective Time shall become the managers of the Surviving Company, each to hold office, from and after the Second Effective Time, in accordance with the certificate of formation and limited liability company operating agreement of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company operating agreement of the Surviving Company.

(iv)                              The officers of Purchaser immediately prior to the Second Effective Time, from and after the Second Effective Time, shall continue as the officers of the Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company operating agreement of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company operating agreement of the Surviving Company.

(e)                                  If, at any time after the Second Effective Time, the Surviving Company shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the First Surviving Corporation or Purchaser acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Second Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the First Surviving Corporation or Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

SECTION 1.02              Closing and Effective Time of the Mergers.  The closing of the First Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties, as promptly as reasonably practicable (but in no event later than the third Business Day) after satisfaction or waiver (to the extent permitted by Law) of all of the applicable conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) thereof at the Closing), at the offices of Latham & Watkins LLP, 555 Eleventh Street, NW, Washington, D.C. 20004, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that without Parent’s prior written consent, in no event shall the Closing occur on a date that is prior to May 22, 2019.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03              Effective Time.  Concurrently with the Closing, Purchaser, Sub or the Company shall cause (i) a certificate of merger with respect to the First Merger substantially in the form attached hereto as Exhibit A (the “First Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make all other filings required under the DGCL with respect to the First Merger and (ii) a certificate of merger with respect to the Second Merger substantially in the form attached hereto as Exhibit B (the “Second Certificate of Merger” and, with the First Certificate of Merger, the “Certificates of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the DLLCA and shall make all other filings required under the DGCL and the DLLCA with respect to the Second Merger.  The First Merger shall become effective at the time the First Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties hereto and specified in the First Certificate of Merger (such date and time hereinafter referred to as the “First Effective Time”).  The Second Merger shall become effective at the time the Second Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties hereto and specified in the Second Certificate of Merger (such date and time hereinafter referred to as the “Second Effective Time”).  The First Effective Time shall, in all events, precede the Second Effective Time.

ARTICLE II
Effect on the Capital Stock of the Constituent Corporations; Exchange of Certificates

SECTION 2.01              Effect on Capital Stock.

(a)                                 At the First Effective Time, by virtue of the First Merger and without any further action on the part of any party hereto or any holder of any shares of Company Capital Stock or any shares of capital stock of Sub:

(i)                                     Capital Stock of Sub.  Each share of common stock, par value $0.001 per share, of Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share, par value $0.001 per share, of common stock of the First Surviving Corporation.

(ii)                                  Cancelation of Treasury Stock and Parent-Owned Stock.  Each share of Company Capital Stock that is owned by the Company, Parent, Purchaser or Sub immediately prior to the First Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.  Each share of Company Capital Stock owned by a Company Subsidiary or Parent Subsidiary, if any, immediately prior to the First Effective Time shall be converted into such number of shares of common stock of the First Surviving Corporation, such that each such Company Subsidiary or Parent Subsidiary, as applicable, owns the same percentage of the outstanding capital stock of the First Surviving Corporation immediately following the First Effective Time as such Company Subsidiary or such Parent Subsidiary, as applicable, owned in the Company immediately prior to the First Effective Time, and no consideration shall be delivered or deliverable in exchange therefor.

(iii)                               Conversion of Company Preferred Stock.

(A)                               Each share of Series B Preferred Stock (a “Series B Preferred Share”) that is issued and outstanding immediately prior to the First Effective Time (other than (x) shares of Series B Preferred Stock cancelled pursuant to Section 2.01(a)(ii) and (y) shares of Series B Preferred Stock which are Appraisal Shares, in each case, which shall not constitute “Series B Preferred Shares” for any purpose under this Agreement) shall be converted into the right to receive an amount equal to the portion of the Closing Merger Consideration allocable to such Series B Preferred Share, pursuant to the Company Charter as set forth in (and in the form set forth in) the Funding Consideration Schedule, which amounts will be payable in accordance with this Agreement, plus any amounts or other consideration, if any, to be paid in respect of Series B Preferred Shares pursuant to this Agreement (including Section 2.02(d), Section 6.09(f) or Section 9.07) or the Escrow Agreement.  As of the First Effective Time, all Series B Preferred Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Series B Preferred Shares shall cease to have any rights with respect thereto, except the right, following the surrender of such certificate, to receive the applicable portion of the Closing Merger Consideration, plus any amounts or other consideration, if any, to be distributed in respect of Series B Preferred Shares pursuant to Section 2.02(d), Section 6.09(f) or Section 9.07, in each case, in accordance with, and subject to the conditions of, this Agreement and the Escrow Agreement.

(B)                               Each share of Series A Preferred Stock (a “Series A Preferred Share”) that is issued and outstanding immediately prior to the First Effective Time (other than (x) shares of Series A Preferred Stock cancelled pursuant to Section 2.01(a)(ii) and (y) shares of Series A Preferred Stock which are Appraisal Shares, in each case, which shall not constitute “Series A Preferred Shares” for any purpose under this Agreement) shall be converted into the right to receive an amount equal to the portion of the Closing Merger Consideration allocable to such Series A Preferred Share, pursuant to the Company Charter as set forth in (and in the form set forth in) the Funding Consideration Schedule, which amounts will be payable in accordance with this Agreement, plus any amounts or other consideration, if any, to be paid in respect of Series A Preferred Shares pursuant to this Agreement (including Section 2.02(d), Section 6.09(f) or Section 9.07) or the Escrow Agreement.  As of the First Effective Time, all Series A Preferred Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Series A Preferred Shares shall cease to have any rights with respect thereto, except the right, following the surrender of such certificate, to receive the applicable portion of the Closing Merger Consideration, plus any amounts or other consideration, if any, to be distributed in respect of Series A Preferred Shares pursuant to Section 2.02(d), Section 6.09(f) or Section 9.07, in each case, in accordance with, and subject to the conditions of, this Agreement and the Escrow Agreement.

(iv)                              Conversion of Company Common Stock.  Each share of Company Common Stock (a “Common Share”) that is issued and outstanding immediately prior to the First Effective Time (other than (x) shares of Company Common Stock cancelled pursuant to Section 2.01(a)(ii) and (y) shares of Company Common Stock which are Appraisal Shares, in each case, which shall not constitute “Common Shares” for any purpose under this Agreement) shall be converted into the right to receive an amount equal to the portion of the Closing Merger Consideration allocable to such Common Share, pursuant to the Company Charter as set forth in (and in the form set forth in) the Funding Consideration Schedule, which amounts will be payable in accordance with this Agreement, plus any amounts or other consideration, if any, to be paid in respect of Common Shares pursuant to this Agreement (including Section 2.02(d), Section 6.09(f) or Section 9.07) or the Escrow Agreement.  As of the First Effective Time, all Common Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Common Shares shall cease to have any rights with respect thereto, except the right, following the surrender of such certificate, to receive the applicable portion of the Closing Merger Consideration, plus any amounts or other consideration, if any, to be distributed in respect of Common Shares pursuant to Section 2.02(d), Section 6.09(f) or Section 9.07, in each case, in accordance with, and subject to the conditions of, this Agreement and the Escrow Agreement.

(b)                                 At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the parties hereto or holders of any securities of the First Surviving Corporation or of Purchaser, (i) each equity interest of Purchaser issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as an equity interest of the Surviving Company and (ii) all shares of common stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(c)                                  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by a holder who has not voted to adopt this Agreement or consented thereto in writing, has the right to demand and has properly demanded payment for and an appraisal of such shares in accordance with Section 262 of the DGCL (“Section 262”) and perfected such holder’s demand for appraisal rights with respect to such shares (such shares, “Appraisal Shares”) shall not be converted into the right to receive the applicable portion of the Closing Merger Consideration as provided in Section 2.01(a)(iii) or Section 2.01(a)(iv), but rather such holder shall be entitled only to payment of the appraisal value of such Appraisal Shares in accordance with Section 262.  At the First Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except rights afforded to holders of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise, prior to the judicial appraisal determination, waives, withdraws or loses the right to appraisal under Section 262 (whether occurring before, at or after the First Effective Time) or if a court of competent jurisdiction determines that such holder is not entitled to relief provided by Section 2.02, then the rights of such holder under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted as of the First Effective Time (“Converted Appraisal Shares”) into, and shall have become exchangeable solely for, the right to receive (without interest thereon) the applicable portion of the Closing Merger Consideration as provided in Section 2.01(a)(iii) or Section 2.01(a)(iv), plus any amounts or other consideration, if any, to be paid in respect of Common Shares pursuant to this Agreement (including Section 2.02(d), Section 6.09(f) or Section 9.07) or the Escrow Agreement.  The Company shall serve prompt written notice to Parent of any written demands received by the Company for appraisal of any shares of Company Capital Stock, any attempted withdrawals of such demands and any other instruments relating to stockholders’ rights of appraisal under the DGCL, in each case, received by the Company in writing prior to the Closing, and the Company shall provide Parent the opportunity to reasonably participate in all negotiations and proceedings with respect to such demands.  Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.  The Company shall enforce to the extent necessary any contractual waivers that any holder of shares of Company Capital Stock may have granted regarding appraisal rights that would apply to the First Merger or otherwise with respect to the Transactions.  Notwithstanding anything to the contrary in this Agreement, if there are Appraisal Shares at Closing, Parent may reduce the amount of any payment to the Exchange Agent or the Escrow Agent at the Closing by an amount equal to the consideration otherwise due to such Appraisal Shares pursuant to Section 2.01(a) (and subsequently make payment to the Exchange Agent or Escrow Agent for any Converted Appraisal Shares).

SECTION 2.02              Merger Consideration Adjustment.

(a)  Estimated Price Components.  Not less than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a certificate (the “Estimated Closing Statement”) prepared in good faith (and in consultation with Parent), and signed on behalf of the Company by the chief financial officer of the Company, setting forth in reasonable detail (including all work sheets, account reconciliations and roll-forward schedules used in the preparation of the estimates reflected in the Estimated Closing Statement, and, promptly upon request, other reasonable supporting documentation showing the calculation of such estimates) the Company’s best estimates of (i) the estimated amount of Company Cash and Cash Equivalents as of the Close of Business on the Closing Calculation Date (such estimate, subject to the last sentence of this Section 2.02(a), the “Estimated Cash”), (ii) the estimated amount of Indebtedness outstanding as of the Close of Business on the Closing Calculation Date (such estimate, subject to the last sentence of this Section 2.02(a), the “Estimated Indebtedness”), (iii) the estimated amount of Deferred Revenue as of the Close of Business on the Closing Calculation Date (such estimate, subject to the last sentence of this Section 2.02(a), the “Estimated Deferred Revenue”), (iv) the estimated amount of Transaction Expenses as of the Close of Business on the Closing Calculation Date, including, for the avoidance of doubt, all amounts for Transaction Expenses that will become payable in connection with the consummation of the Mergers on the Closing Date (such estimate, subject to the last sentence of this Section 2.02(a), the “Estimated Transaction Expenses”), (v) the estimated Net Working Capital as of the Close of Business on the Closing Calculation Date (such estimate, subject to the last sentence of this Section 2.02(a), the “Estimated Net Working Capital” and, together with the Estimated Cash, Estimated Indebtedness, Estimated Deferred Revenue and Estimated Transaction Expenses, “Estimated Price Components”) and (vi) based on the Estimated Price Components, a calculation of the Closing Merger Consideration, in each case prepared on a basis consistent with the Balance Sheet Principles.  In the event that Parent notifies the Company prior to the Closing that Parent in good faith disputes the Company’s estimate of any Estimated Price Component, then the Company shall consider in good faith to resolve any such dispute as promptly as practicable, and, if so resolved, modify the Estimated Price Components as appropriate to reflect any agreed adjustments thereto, and the Estimated Price Components (and corresponding calculation of the Closing Merger Consideration) shall be deemed to reflect any such agreed modifications; provided, that the Closing shall not be delayed in the event of any dispute about such Estimated Price Components.

(b)                                 Closing Price Components.  As promptly as practicable, but in any case no later than ninety (90) days after the Closing Date, Parent shall cause to be prepared in accordance with the Balance Sheet Principles, signed on behalf of Parent by a duly authorized officer of Parent and delivered to the Stockholder Representative a closing statement (the “Closing Statement”) and a certificate based on such Closing Statement setting forth Parent’s good faith calculation of (i) the Company Cash and Cash Equivalents as of the Close of Business on the Closing Calculation Date (“Closing Cash”), (ii) the amount of Indebtedness outstanding as of the Close of Business on the Closing Calculation Date (“Closing Indebtedness”), (iii) the amount of Deferred Revenue as of the Close of Business on the Closing Calculation Date (the “Closing Deferred Revenue”), (iv) the Transaction Expenses as of the Close of Business on the Closing Calculation Date, including, for the avoidance of doubt, all amounts for Transaction Expenses that will become payable in connection with the consummation of the Mergers on the Closing Date (“Closing Transaction Expenses”), (v) Net Working Capital as of the Close of Business on the Closing Calculation Date (the “Closing Net Working Capital” and, together with the Closing Cash, Closing Indebtedness, Closing Deferred Revenue and Closing Transaction Expenses, the “Price

Components”), in each case calculated in accordance with the Balance Sheet Principles and (vi) a calculation of the Final Merger Consideration. If Parent fails to deliver the Closing Statement within ninety (90) days after the Closing Date, then the Stockholder Representative shall be entitled to specific performance pursuant to Section 10.09 to cause Parent to promptly deliver the Closing Statement pursuant to this Section 2.02(b).

(c)                                  Disputes.  (i) If the Stockholder Representative disagrees with the Closing Statement or Parent’s calculation of Closing Cash, Closing Indebtedness, Closing Deferred Revenue, Closing Transaction Expenses or Closing Net Working Capital in the Closing Statement, the Stockholder Representative may, within forty-five (45) days after receipt by the Stockholder Representative of the Closing Statement and such calculations, deliver a notice (if timely delivered in accordance with this sentence, a “Disagreement Notice”) to Parent providing reasonable detail of the reason for any disagreement and setting forth the Stockholder Representative’s calculation of such disputed amount, which Disagreement Notice shall set forth in reasonable detail the items contained in the Closing Statement that the Stockholder Representative disputes in good faith and the reason for disputing such disputed item; provided that the Disagreement Notice may only include disputes (and changes to the Price Components may only be) based on (A) a failure of the Price Components to be determined in accordance with this Agreement, the Balance Sheet Principles or the applicable defined terms of (or incorporated into) the Price Components or (B) mathematical errors in the Closing Statement.  The Stockholder Representative shall be deemed to have agreed with all items and amounts contained in the Closing Statement that are not properly disputed in a timely delivered Disagreement Notice and (subject to any such disputes) the calculation of Closing Cash, Closing Indebtedness, Closing Transaction Expenses and Closing Net Working Capital delivered pursuant to Section 2.02(b).

(ii)                                  In connection with the determination of the Price Components pursuant to Section 2.02(b), during the forty-five (45)-day period following the Stockholder Representative’s receipt of the Closing Statement, Parent shall afford, and shall cause the Surviving Company to afford, to the Stockholder Representative and its Representatives, at the Stockholder Representative’s expense (on behalf of the Securityholders) and upon reasonable request, reasonable access during Parent’s normal business hours (or such other times as the parties may agree) to the appropriate personnel, outside advisors, books and records and other information (including, working papers) of Parent and Parent’s independent accountant as they may reasonably require for the purposes of resolving any disputes or responding to any matters or inquiries raised concerning the Closing Statement or the calculation of the Price Components (subject to the execution of customary work paper access letters if requested by Parent’s accountant).

(iii)                               If a Disagreement Notice is delivered in accordance with this Section 2.02(c), the Stockholder Representative and Parent shall, during the thirty (30)-day period following such delivery, seek in good faith to reach agreement on the properly disputed items or amounts in order to determine, as may be required, the amount of each Price Component subject to such Disagreement Notice and any written resolutions, signed by each of Parent and the Stockholder Representative, of such disputed items or amounts shall be final, conclusive and binding, upon Parent, the Stockholder Representative and the Securityholders.  At the end of such period, if the Stockholder Representative and Parent are unable to reach such agreement, they shall as promptly as practicable thereafter cause FTI Consulting, Inc. (the “Designated Referee”), or if the Designated Referee is unwilling or unable to serve in such capacity, such other nationally recognized independent public accounting firm or financial consulting firm as shall be agreed upon in writing by the Stockholder Representative and Parent (such agreement not to be unreasonably withheld, conditioned or delayed) (the Designated Referee or such other nationally recognized independent accounting firm or financial consulting firm engaged pursuant to this Section 2.02(c)(iii), the “Referee”).  The Stockholder Representative and Parent shall enter into a customary engagement letter with the Referee and instruct the Referee to review the relevant portions of this Agreement, the Closing Statement and the properly disputed items or amounts for the purpose of calculating the Price Components (and Parent shall not advocate any positions more adverse to Securityholders than the amounts reflected in the Closing Statement and the Stockholder Representative shall not advocate any positions more adverse to Parent than the amounts reflected in the Disagreement Notice).  In making such calculation, the Referee shall consider only those items or amounts in the Closing Statement, and Parent’s calculation of the Price Components, as to which the Stockholder Representative has properly disagreed in a Disagreement Notice and which have not been resolved pursuant to the first sentence of this Section 2.02(c)(iii), and shall apply the relevant provisions of this Agreement to such properly disputed amounts.  The Stockholder Representative and Parent shall instruct the Referee to deliver to the Stockholder Representative and Parent, as promptly as practicable (but in no event later than thirty (30) days from the date of engagement of the Referee), a report setting forth its calculation (in accordance with this Section 2.02) of the applicable Price Components; provided, however, that the Referee may not assign a value to any item greater than the greatest value claimed by a party for such item or less than the smallest value claimed by a party for such item, in the case of Parent, in the Closing Statement, or in the case of the Stockholder Representative, in the Disagreement Notice.  Such report shall be final and binding upon the parties (and the Securityholders) and non-appealable with respect to the determination of the Price Components and any adjustments to the Merger Consideration pursuant to this Section 2.02(c) absent fraud, bad faith or manifest error.  The costs and expenses of the Referee shall be borne in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Referee that are unsuccessfully disputed by Parent, on the one hand, and the Stockholder Representative, on the other hand, as finally determined by the Referee, bears to the total dollar amount of such remaining disputed items so submitted.

(iv)                              The scope of the disputes to be resolved by the Referee shall be limited to (A) whether the Price Components reflected in the Closing Statement (in each case, as adjusted to reflect any agreements between Parent and Stockholder Representative) were calculated in accordance with this Agreement, including the Balance Sheet Principles and the applicable defined terms of (or incorporated into) the Price Components with respect to the matters that were submitted for resolution to the Referee and (B) whether there were mathematical errors in the Closing Statement with respect to such Price Components.  The Referee is not authorized to, and shall not, make any other determination, including any determination with respect to any matter included in the Closing Statement or the Disagreement Notice that was not submitted for resolution to the Referee.

(d)                                 Final Merger Consideration.  Upon final resolution of the Price Components in accordance with Section 2.02(b) and (c), the parties shall calculate the Final Merger Consideration.  “Final Merger Consideration” means, consideration in an amount equal to the (a) sum of (i) the Base Consideration, (ii) the Closing Cash, (iii) the Aggregate Option Exercise Price and (iv) the amount, if any, by which the Closing Net Working Capital is over the Target Net

Working Capital, minus (b) the sum of (i) Closing Indebtedness, (ii) the Deferred Revenue Adjustment, (iii) the Closing Transaction Expenses, (iv) the amount, if any, by which the Closing Net Working Capital is below the Target Net Working Capital, (v) the Escrow Amount and (vi) Stockholder Representative Expense Fund Amount paid by Parent at Closing in accordance with Section 6.09(f).

(i)                                     If the Final Merger Consideration is less than the Closing Merger Consideration (such amount, the “Deficiency Amount”), Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to distribute to Parent promptly (but in any event within five (5) Business Days after the Final Merger Consideration being finally determined pursuant to this Section 2.02) an amount equal to such Deficiency Amount from the Escrow Funds; provided, that Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to distribute such amount first from the Escrow Funds that is cash and then from the Escrow Funds that is not in the form of cash.  For the avoidance of doubt, Parent’s sole and exclusive source of recovery with respect to any Deficiency Amount shall be recovery from the Escrow Funds and neither Parent nor the Surviving Company nor any of their respective affiliates shall have any claim against any Securityholder in respect thereof with respect to such adjustment following the release of the Escrow Funds, and none of the Securityholders, the Stockholder Representative or any of their respective affiliates shall have any liability for any amounts due pursuant to this Section 2.02, except to the extent of the Escrow Funds.

(ii)                                  If the Final Merger Consideration is greater than the Closing Merger Consideration (such amount, the “Surplus Amount”), (x) Parent shall promptly (but in any event within five (5) Business Days after the Final Merger Consideration being finally determined pursuant to this Section 2.02) pay the Surplus Amount, in cash, by wire transfer of immediately available funds to the Exchange Agent (such amount, the “Final Surplus”) and Parent shall cause the Exchange Agent to pay (A) to each person that immediately prior to the First Effective Time held Company Capital Stock (other than any Appraisal Shares) that has surrendered Certificates in accordance with Section 2.05, an amount equal to the product of (1) such person’s percentage ownership as set forth on the Funding Consideration Schedule and (2) the Final Surplus, (B) to the Surviving Company for the purpose of making payments pursuant to Section 2.04 to the former holders of In-the-Money Options that were canceled as provided in Section 2.04, an amount equal to the product of (1) the aggregate percentage ownership, as set forth on the Funding Consideration Schedule, of the former holders of the In-the-Money Options so canceled and (2) the Final Surplus, and (C) to the Surviving Company, any amounts remaining unpaid after giving effect to the foregoing payments.  With respect to amounts payable pursuant to this Section 2.02(d) in respect of In-the-Money Options, payment shall be made in accordance with Section 2.04(b).

(iii)                               Any payments made pursuant to this Section 2.02(d) shall be treated as an adjustment to the aggregate Merger Consideration for all applicable Tax purposes, unless otherwise required by applicable Law.

(e)                                  Funding Consideration Schedule; Payoff Letters; Invoices.  Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent:

(i)                                     a certificate (prepared in good faith by the Company in consultation with Parent) executed on behalf of the Company by the chief financial officer of the Company in substantially the form attached hereto as Exhibit D (the “Funding Consideration Schedule”), that sets forth with respect to each holder of Equity Interests in the Company a correct and complete list of (A) all outstanding shares of Company Capital Stock held by each such person (as of immediately prior to the First Effective Time) and whether such holder has provided the Investor Suitability Documentation and whether such holder has been determined to be an Accredited Investor or an Unaccredited Investor, (B) any other Equity Interests of the Company held by such person (as of immediately prior to the First Effective Time), including the exercise price of each In-the-Money Option, (C) consistent in all respects with the Estimated Price Components and the Closing Merger Consideration, the aggregate consideration (and form thereof) payable to each such person from and after the First Effective Time under this Agreement (other than pursuant to Section 2.02(d) or Section 9.07 or the Escrow Agreement, and before withholding Taxes, if any), subject to any further modification with respect to amounts paid to Optionholders required if the Parent Common Stock Value is greater than the Parent Common Stock Closing Reference Value, such modifications to be reflected in an update promptly following the determination of the Parent Common Stock Closing Reference Value; provided, further, that the allocation of the payment of the Merger Consideration shall be paid in accordance with the following: (i) subject to (and taking into account) the portion of the cash consideration payable pursuant to Section 2.04 and Section 2.06, the Closing Merger Consideration shall be payable (x) 46.67% in the form of Parent Common Stock, valued at the Parent Common Stock Value and (y) 53.33% in the form of cash, in each case as set forth on the Funding Consideration Schedule (such allocation referenced in clauses (x) and (y), the “Intended Merger Consideration Allocation”), (D) each Securityholder’s Pro Rata Share of the Escrow Amount, the number of Escrow Shares contributed to the Stock Escrow Account on behalf of each Securityholder, each Securityholers’ Escrow Stock Pro Rata Share, and each Securityholder’s Escrow Cash Pro Rata Share; and (E) each Securityholder’s Pro Rata Share of the Stockholder Representative Expense Fund Amount; (ii)  subject to (and taking into account) the portion of the cash consideration payable pursuant to Section 2.06 and Section 2.04(a)(iv), the portion of the Closing Merger Consideration payable pursuant to Section 2.04 shall be payable (x) 30.0% in the form of Parent Common Stock, valued at the Parent Common Stock Value; provided, that if the aggregate Option Payment payable to the Optionholders in accordance with Section 2.04(a)(ii) with shares of Parent Common Stock valued based on the Parent Common Stock Value is greater than the aggregate Option Payment payable to the Optionholders with shares of Parent Common Stock valued based on the Parent Common Stock Closing Reference Value, then the portion of such Closing Merger Consideration payable to the such Optionholders shall be determined in accordance with the Parent Common Stock Closing Reference Value in lieu of the Parent Common Stock Value and (y) 70.0% in the form of cash, in each case as set forth on the Funding Consideration Schedule; and (iii) the aggregate number of shares of Parent Common Stock issuable by Parent to the Securityholders as consideration in the First Merger (including shares deposited in the Stock Escrow Account, whether or not released to the Securityholders) shall equal the quotient of Three Hundred Fifty Million Dollars ($350,000,000) divided by the Parent Common Stock Value, rounded to the nearest share of Parent Common Stock; provided, that, shares of Parent Common Stock deposited in the Stock Escrow Account may be returned to Parent in accordance with the terms of this Agreement and the Escrow Agreement;

(ii)                                  Payoff Letters with respect to all Indebtedness of the Company and the Company Subsidiaries described in clause (A) of the definition of “Indebtedness” herein (if any) that will be repaid at Closing, together with applicable forms of Lien release and UCC filings; and

(iii)                               A schedule setting forth, and final invoices with respect to, all Transaction Expenses (other than those to be paid to Company Employees through the Company’s payroll systems).

(f)                                   Certain Payments by Parent.  At the Closing, Parent shall pay or cause to be paid:

(i)                                     to the Exchange Agent, in accordance with the Exchange Agent Agreement and by wire transfer to the bank account designed in writing by the Exchange Agent at least one (1) Business Day prior to the Closing Date, the Exchange Fund, pursuant to Section 2.05;

(ii)                                  to the Company, by wire transfer to a bank account of the Company designated in writing by the Company at least two (2) Business Days prior to the Closing Date, immediately available funds equal to the sum of the amount of cash the Surviving Company is obligated to pay pursuant to Section 2.04(b) and as set forth on the Funding Consideration Schedule;

(iii)                               to the holders of Indebtedness for which Payoff Letters have been delivered in accordance with Section 2.02(e), by wire transfer to the bank accounts designed in the Payoff Letters, the outstanding principal amount, together with accrued and unpaid interest through the Closing Date and prepayment or other penalties or premiums, if any, included in such Estimated Indebtedness, in each case, pursuant to such applicable Payoff Letters on or prior to the Closing Date;

(iv)                              to persons owed Transaction Expenses pursuant to invoices delivered in accordance with Section 2.02(e), the Estimated Transaction Expenses, in each case pursuant to such applicable invoice on or prior to the Closing Date;

(v)                                 to the Escrow Agent, in accordance with the Escrow Agreement, (x) the Cash Escrow Amount (and the account of the Escrow Fund that holds the Cash Escrow Amount and any earnings thereon, the “Cash Escrow Account”) and (y) a number of duly issued, non-assessable and fully paid shares of Parent Common Stock equal to the Stock Escrow Amount divided by the Parent Common Stock Value (the “Escrow Shares” and the account of the Escrow Fund that holds the Escrow Shares, the “Stock Escrow Account”), which Cash Escrow Account and Stock Escrow Account shall be held by the Escrow Agent, subject to the terms of the Escrow Agreement and this Agreement (including Articles II and IX); and

(vi)                              to the Stockholder Representative, the Stockholder Representative Expense Fund Amount in accordance with Section 6.09(f).

In the event of any inconsistency or conflict between the provisions of this Article II with respect to any portion of the Merger Consideration payable to any Securityholder, the Funding Consideration Schedule will prevail.  The parties acknowledge and agree that none of Parent, Purchaser, the Company or the Surviving Company will have any liability to any Securityholder for payments made in accordance with the Funding Consideration Schedule.

SECTION 2.03              Escrow Agreement.  Wilmington Trust, N.A. shall act as escrow agent (the “Escrow Agent”) in accordance with the terms of this Agreement and an escrow agreement substantially in the form attached hereto as Exhibit E hereto (the “Escrow Agreement”).  Prior to the Closing Date, Parent and the Stockholder Representative shall enter into the Escrow Agreement with the Escrow Agent.

(a)                                 The parties hereby acknowledge and agree that, and the Parent shall take all corporate actions necessary to cause, the Escrow Shares to be (i) shown as issued and outstanding on Parent’s financial statements, (ii) legally outstanding under applicable state Law as of the First Effective Time, and (iii) held pursuant to this Section 2.03 as partial security for amounts payable to Parent pursuant to Section 2.02(d)(i) and the indemnification obligations of the Securityholders pursuant to Article IX.  Each Securityholder (other than the Securityholders described in Section 2.06 that Parent elects to pay in cash) will have all rights with respect to the Escrow Shares attributable to ownership of such Escrow Shares (including, without limitation, the right to vote such shares (which right shall be exercisable on behalf of the Securityholders by the Stockholder Representative as their authorized agent) and the right to be paid dividends with respect such shares (other than non-taxable stock dividends, which shall remain in and become part of the Escrow Shares)), except (x) the right of possession thereof and (y) the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such shares or any interest therein; provided that with respect to any Escrow Shares deposited in the Stock Escrow Account in respect of In-the-Money Options, Parent shall retain all rights attributable to ownership of such Escrow Shares (except (x) the right of possession thereof and (y) the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such shares or any interest therein) unless and until such Escrow Shares are released to the Optionholders.

(b)                                 The parties hereto agree that Parent is the owner of the Cash Escrow Account for tax purposes and that all interest on or other taxable income, if any, earned from the investment of such cash in the Cash Escrow Account pursuant to this Agreement shall be treated for tax purposes as earned by Parent.  The parties intend that the rights of the Securityholders to the Cash Escrow Account in respect of their Company Capital Stock are eligible for installment sale reporting under Section 453 of the Code (and any corresponding provision of foreign, state or local Law, as appropriate).  In no event shall the payments under the Escrow Agreement from the Cash Escrow Account to the Securityholders in respect of their Company Capital Stock exceed their Escrow Cash Pro Rata Share of $14,700,000.

(c)                                  The parties hereto agree that (i) with respect to the Escrow Shares deposited in the Escrow Stock Account in respect of Company Capital Stock, the Stockholders shall be treated as receiving such Escrow Shares on the Closing Date for tax purposes, and no interest shall be imputed on any such Escrow Shares released to such Stockholders from the Stock Escrow Account, and (ii) with respect to the Escrow Shares deposited in the Escrow Stock Account in respect of In-the-Money Options, the Optionholders shall not be treated as receiving such Escrow Shares for Tax purposes unless and until such Escrow Shares are released to the Optionholders from the Stock Escrow Account.

SECTION 2.04              Treatment of Options.

(a) Prior to the First Effective Time, the Company Board (or an appropriate committee thereof) shall adopt resolutions providing for and shall take all actions necessary to cause the following:

(i)                                     The vesting, as of immediately prior to the First Effective Time, of (x) the portion of any outstanding Option issued under the Trilogy Education Services, Inc. 2018 Equity Incentive Plan that is unvested and otherwise scheduled to vest on or before the first anniversary of the Closing Date and (y) the entirety of any other outstanding, unvested Option.

(ii)                                  The cancelation, as of the First Effective Time, of each In-the-Money Option then outstanding, at which time each holder of one or more In-the-Money Options shall become entitled to receive from the Surviving Company, with respect to each In-the-Money Option held by such holder immediately prior to the First Effective Time, an amount (x) 100% in the form of cash (in the case of Optionholders described in Section 2.06 that Parent elects to pay in cash) or (y) 30% in the form of Parent Common Stock (valued at the Parent Common Stock Value, and treating the Escrow Shares as delivered to the Optionholders at Closing) and 70% in the form of cash (in the case of all other Optionholders) equal to (A) the product of (I) the excess of (a) the aggregate value of the portion of the Closing Merger Consideration (with shares of Parent Common Stock valued based on the Parent Common Stock Value) allocable to a Common Share over (b) the exercise price per share of such In-the-Money Option, and (II) the number of shares of Company Common Stock subject to such In-the-Money Option, plus (B) any amounts or other consideration, if any, to be paid in respect of such In-the-Money Option pursuant to Section 2.02(d) or Section 9.07, in each case less applicable withholding Taxes, to be paid in accordance with the remainder of this Section 2.04 (each such payment is referred to as an “Option Payment”); provided, however, that to the extent the cash consideration received by an Optionholder is insufficient to cover the applicable withholding Taxes, the tax withholding obligations for such Optionholder shall be satisfied by the Company withholding from issuance the minimum number of whole shares of Parent Common Stock (with shares of Parent Common Stock valued based on the closing price per share of Parent Common Stock on the last trading day that precedes the Closing Date) as is sufficient, together with such cash consideration, to satisfy such withholding obligation; and

(iii)                               The cancellation, as of the First Effective Time, of each Option that is not an In-the-Money Option (including, for the avoidance of doubt, any Options that remain unvested after giving effect to the Option vesting required Section 2.04(a)(i)) for no consideration.

(iv)                              Notwithstanding anything to the contrary in this Agreement, if the aggregate Option Payment payable to the Optionholders in accordance with Section 2.04(a)(ii) with shares of Parent Common Stock valued based on the Parent Common Stock Value is greater than the aggregate Option Payment payable to the Optionholders with shares of Parent Common Stock valued based on Parent Common Stock Closing Reference Value (the “Alternative Option Payment Amount” and such difference is the “Option Excess Amount”), then (i) the Optionholders will be entitled to receive the Alternative Option Payment Amount at the First Effective Time in lieu of the Option Payment calculated in accordance with Section 2.04(a)(ii) and (ii) Parent shall increase the amount of value included in the Parent Retention Program by an amount equal to the Option Excess Amount, in an amount not to exceed the amount set forth on Schedule 2.04(a)(iv), for distribution to the Company Employees following the Closing in a manner set forth on Schedule 2.04(a)(iv).  Notwithstanding anything to the contrary in this Agreement, if the aggregate Option Payment payable to the Optionholders in accordance with Section 2.04(a)(ii) with shares of Parent Common Stock valued based on the Parent Common Stock Value is less than the aggregate Option Payment payable to the Optionholders with shares of Parent Common Stock valued based on the Parent Common Stock Closing Reference Value, then the Optionholders shall be entitled to receive the aggregate Option Payment in accordance with Section 2.04(a)(ii) with shares of Parent Common Stock valued based on the Parent Common Stock Value).

(b)                                 On or prior to the first regular payroll date of the Surviving Company following the Closing Date (or in the case of any amounts payable pursuant to Section 2.02(d) or Section 9.07, on or prior to the first regular payroll date that is at least five (5) Business Days following the receipt of such payment by the Surviving Company), the Surviving Company shall pay (or, if prior to the Second Effective Time, the First Surviving Corporation shall pay), as set forth on the Funding Consideration Schedule to each Securityholder holding an In-the-Money Option, the cash portion of its applicable Option Payment and Parent shall issue, as set forth on the Funding Consideration Schedule to each Securityholder holding an In-the-Money Option, the Parent Common Stock portion of its applicable Option Payment.  With respect to the cash consideration portion of the Option Payment, such payments shall be made (x) in the case of amounts payable in respect of Employee Options, through the payroll systems of the First Surviving Corporation, the Surviving Company or the applicable Company Subsidiary, as applicable, and (y) in the case of amounts payable in respect of Non-Employee Options, through the accounts payable of the First Surviving Corporation, the Surviving Company or the applicable Company Subsidiary, as applicable.  All amounts payable pursuant to this Section 2.04 shall be subject to Section 2.05(f).  For the avoidance of doubt, (i) for the purpose of determining the amount of Taxes to be deducted and withheld from any Option Payments hereunder, the per share value of Parent Common Stock will be based on the closing price for Parent Common Stock on the last trading day that precedes (x) the Closing Date (in the case of Closing Merger Consideration) or (y) any date of release from the Escrow Funds in accordance with Section 9.07 (in the case of Escrow Shares) and (ii) to the extent the cash consideration received by an Optionholder is insufficient to cover the applicable withholding Taxes, the tax withholding obligations for such Optionholder shall be satisfied by the Company withholding from issuance the minimum number of whole shares of Parent Common Stock (with shares of Parent Common Stock valued based on the closing price per share of Parent Common Stock on the last trading day that precedes the Closing Date) as is sufficient, together with such cash consideration, to satisfy such withholding obligation.  All shares of Parent Common Stock issued in respect of In-the-Money Options shall be subject to the restrictions on transfer set forth on Schedule 2.04(b).

SECTION 2.05              Exchange of Certificates.

(a) Exchange Agent.  Wilmington Trust, N.A. shall act as Parent’s exchange and paying agent (the “Exchange Agent”) for the payment of the Merger Consideration upon surrender of certificates that immediately prior to the First Effective Time represented outstanding shares of Company Capital Stock that were converted in accordance with Section 2.01(a) into the right to receive the Merger Consideration (“Certificates”).  Subject to Section 2.05(b), on the Closing Date and as set forth in the Funding Consideration Schedule, Parent shall, in connection with the Closing, (i) provide to the Exchange Agent all of the cash in U.S. dollars necessary to enable the Exchange Agent to pay the aggregate cash consideration included in the Closing Merger Consideration and (ii) issue to the Exchange Agent, solely for the account and benefit of the persons who held, immediately prior to the First Effective Time, Series B Preferred Shares, Series A Preferred Shares and/or Common Shares that were converted into the right to receive a portion of the Closing Merger Consideration in accordance with this Agreement a number of shares of

Parent Common Stock necessary to enable the Exchange Agent to pay the aggregate cash consideration included in the Closing Merger Consideration; provided, that, for the avoidance of doubt, the aggregate number of shares of Parent Common Stock issuable by Parent as consideration in the Mergers (including shares deposited in the Stock Escrow Account, whether or not released to the Securityholders) shall equal the quotient of Three Hundred Fifty Million Dollars ($350,000,000) divided by the Parent Common Stock Value, rounded to the nearest share of Parent Common Stock (subject to Section 2.04 and Section 2.05(b), the “Exchange Fund”).

(b)                                 Exchange Procedures.  As soon as reasonably practicable after the date hereof, Parent shall use reasonable best efforts to cause the Exchange Agent to and the Exchange Agent shall provide to each holder of Certificates as of immediately prior to the First Effective Time (i) a letter of transmittal substantially in the form attached hereto as Exhibit F (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (ii) instructions for use in effecting the surrender of the Certificates.  Upon surrender of a Certificate for cancelation to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal, and such other documents as may reasonably be required by the Exchange Agent and subject to Section 2.05(g), the holder of such Certificate shall be entitled to receive from the Exchange Agent in exchange therefor (and in accordance with the applicable Letter of Transmittal), as promptly as practicable following the First Effective Time, the applicable portion of the Closing Merger Consideration set forth on the Funding Consideration Schedule, and the Certificate so surrendered shall forthwith be canceled.  Until surrendered as contemplated by this Section 2.05, each Certificate shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable portion of the Closing Merger Consideration set forth on the Funding Consideration Schedule, payable in accordance with Section 2.02(d), this Section 2.05(b) and the Escrow Agreement.  No interest will be paid or will accrue on any payment to holders of Certificates pursuant to this Article II.  Notwithstanding anything to the contrary in this Agreement, (i) compliance with this Section 2.05(b) by the relevant holder of Certificates is a condition to such holder receiving any portion of the Merger Consideration, which shall be payable only in the manner set forth in this Agreement and (ii) the terms and conditions of the Letter of Transmittal (including the waivers and releases therein) were specifically negotiated by Parent, Purchaser and Sub as an inducement for Parent, Purchaser and Sub to enter into this Agreement and such terms and conditions are an integral part of the terms of this Agreement.

(c)                                  No Further Ownership Rights in Company Capital Stock.  The amounts paid and to be paid in respect of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be paid in full satisfaction of all rights pertaining to any and all shares of the Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Capital Stock or any other capital stock of the Company that were outstanding immediately prior to the First Effective Time.  If, after the First Effective Time, any Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.  From and after the First Effective Time, holders of Certificates shall cease to have any rights as shareholders of the Company, except (i) with respect to Appraisal Shares, as provided in this Agreement and by applicable Law and (ii) other than with respect to Appraisal Shares, to surrender such Certificates in accordance with Section 2.05(b).

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Certificates six (6) months after the First Effective Time shall be delivered to the Surviving Company, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of its claim for Merger Consideration.

(e)                                  No Liability.  Any portion of the Exchange Fund remaining unclaimed by the holders of Certificates immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Company or an affiliate thereof designated by the Surviving Company, free and clear of any claim or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Purchaser, Sub, the Surviving Company, the Exchange Agent or their respective affiliates will be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)                                   Withholding Rights for Taxes.  Each of Parent, Sub, Purchaser, the First Surviving Corporation, the Surviving Company, the Exchange Agent, the Escrow Agent and their respective affiliates (without duplication) shall be entitled to deduct and withhold from any payment made hereunder, under the Exchange Agent Agreement or the Escrow Agreement, such amounts as are required to be deducted and withheld with respect to the making of any payment contemplated by this Agreement under the Code, or under any other provision of Federal, state, local or foreign Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority in accordance with Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which Parent, Purchaser, Sub, the First Surviving Corporation, the Surviving Company, the Exchange Agent, the Escrow Agent or any of their respective affiliates, as the case may be, made such deduction or withholding.

(g)                                  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and subject to such other reasonable conditions as the Surviving Company may impose, and, if required by the Surviving Company, the posting by such person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall use reasonable best efforts to cause the Exchange Agent to issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Capital Stock represented by such Certificate as contemplated by this Article II.

SECTION 2.06              Unaccredited Investors.  Notwithstanding anything to the contrary in Section 2.01, Section 2.02, Section 2.04 or otherwise in this Agreement, in no event shall Parent be required to issue any shares of Parent Common Stock to any person (i) that does not provide duly completed and executed Investor Suitability Documentation at least five (5) Business Days prior to the Closing, or (ii) that is an Unaccredited Investor. To the extent such Investor Suitability Documentation is not timely provided by a Securityholder or Parent has made such determination regarding Unaccredited Investor status, Parent shall inform the Company of such determination prior to the Closing and the Company shall indicate on the Funding Consideration Schedule that such Securityholder has not provided the Investor Suitability

Documentation or is an Unaccredited Investor. To the extent any Securityholder would otherwise have been entitled to be issued shares of Parent Common Stock as consideration in connection with the First Merger or upon any release of Escrow Funds, Parent shall be entitled, in its sole discretion, to pay in cash that Securityholder’s share of the Closing Merger Consideration and the Escrow Amount, rather than issuing shares of Parent Common Stock, with the amount of cash payable equal to the value of the shares of Parent Common Stock (having a value per share equal to (x) the Parent Common Stock Value or (y) solely with respect to amounts compromising Option Payments, the lesser of the Parent Common Stock Value and the Parent Common Stock Closing Reference Value) that would have otherwise been issuable had such Securityholder provided the Investor Suitability Documentation and been determined to be an Accredited Investor. For the avoidance of doubt, in no event shall the payment in cash in lieu of the issuance of shares of Parent Common Stock result in either an increase or decrease in the aggregate Merger Consideration (assuming that each share of Parent Common Stock is valued at a value per share equal to the Parent Common Stock Value).

ARTICLE III
Representations and Warranties of the Company

The Company represents and warrants to Parent, Purchaser and Sub as of the date hereof and (except for representations and warranties that are made as of a specific date, which are made only as of such date) as of the Closing Date that, except as set forth in, or incorporated by reference into, the applicable Sections of the Company Disclosure Letter:

SECTION 3.01              Organization, Standing and Power.

(a)  Each of the Company and its Subsidiaries (the “Company Subsidiaries”) (i) is duly organized, validly existing and (to the extent such concept exists under applicable Law) in good standing under the laws of the jurisdiction (as applicable and shown in Section 3.01(a) of the Company Disclosure Letter) in which it is organized, (ii) has all corporate or other entity, as applicable, power and authority necessary to enable it to own, operate and lease the properties and assets now owned, operated and leased by it to conduct its businesses as presently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation or limited liability company or other entity, as applicable, and is (to the extent such concept exists under applicable Law) in good standing in each jurisdiction wherein the nature of its activities or the ownership of its assets makes such qualification or license necessary, except (in the case of this clause (iii)) where the failure to be so qualified and (to the extent such concept exists under applicable Law) in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each Company Subsidiary possesses, and during the past three (3) years has possessed, all governmental franchises, licenses, permits, approvals and other Governmental Authorizations, and has made, currently and during the past three (3) years, all notifications, registrations, certifications and filings with all Governmental Entities, necessary for the conduct of its businesses as currently (or, as applicable, was then) conducted, in each case, except as would not be material to the business of the Company and the Company Subsidiaries, taken as a whole.  All such Governmental Authorizations are in full force and effect and there are no Proceedings pending, or to the Company’s knowledge, threatened, that would reasonably be expected to result in the termination, revocation, cancellation, suspension or modification of any such Governmental Authorization, except for any such termination, revocation, cancellation, suspension or modification that would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(b)                                 The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Company Subsidiary, in each case as amended to the date of this Agreement and such organizational documents are as of the date of this Agreement in effect in such forms, and the Company and each Company Subsidiary, as applicable, is not in default under or in violation of, any provision of the Company Charter, the Company Bylaws or comparable charter and organizational documents, as applicable.

SECTION 3.02              Company Subsidiaries; Equity Interests.

(a)  Section 3.02(a) of the Company Disclosure Letter lists as of the date of this Agreement each Company Subsidiary, its jurisdiction of organization, its authorized Equity Interests and the number, type and current ownership of its issued and outstanding Equity Interests, and each of its current directors and officers (to the extent such positions are applicable).  All the outstanding Equity Interests of each Company Subsidiary have been validly issued and are fully paid and nonassessable (to the extent such concepts exist under applicable Law).  All of the Equity Interests of each Company Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, liens, charges, mortgages, encumbrances, security interests, claims, covenants, conditions, restrictions, escrows, options, rights of first refusal, indentures, security agreements, hypothecations, deeds of trust, easements, restrictions on voting, title or transfer, rights to occupy, licenses, encroachments or other claims, covenants, agreements, arrangements or commitments or charges of any kind on or with respect to any property or property interest of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens.

(b)                                 Except for interests in the Company Subsidiaries, the Company and the Company Subsidiaries do not, as of the date of this Agreement, own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any person.

SECTION 3.03              Capital Structure.

(a)                                 The authorized capital stock of the Company consists solely of (i) 38,000,000 shares of common stock, par value $0.0001 per share (“Company Common Stock”), of which 19,004,322 are issued and outstanding as of the date of this Agreement and (ii) 8,642,110 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”), of which (A) 5,272,110 are designated as Series A Preferred Stock (“Series A Preferred Stock”), of which all are issued and outstanding as of the date of this Agreement and (B) 3,370,000 are designated as Series B Preferred Stock (“Series B Preferred Stock”), of which 3,368,876 are issued and outstanding as of the date of this Agreement.  As of the date of this Agreement, 5,138,459 shares of Company Common Stock were subject to outstanding Options and 1,027,587 additional shares of Company Common Stock were reserved and available for issuance pursuant to the Option Plans.

(b)                                 Section 3.03 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the record holders of outstanding shares of Company Capital Stock and Options, and, for each such holder opposite the name of such holder, the number of shares of Company Capital Stock and each Option held by such holder and, with respect to each such Option, the number of shares of Company Common Stock issuable upon full exercise of the Option, the extent to which the Option is vested and unvested as to such shares and the vesting schedule, grant date, exercise price and expiration date of the Option.

(c)                                  All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable. No outstanding shares of Company Capital Stock were issued in violation of or, except as set forth in any Stockholder Agreement or as may arise under federal and state securities Laws, are subject to, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound as of the date of issue of such Company Capital Stock.  There are not any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d)                                 Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, the Company or any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.

(e)                                  Other than the Stockholder Agreements and the disclosed Related Party Agreements, there are no voting trusts, shareholder agreements, proxies or other Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound, or to the knowledge of the Company, among the holders of the Company Common Stock, with respect to the voting (including voting trusts or proxies), registration under the Securities Act of 1933, as amended (the “Securities Act”) or any foreign securities Law, or the sale or transfer (including Contracts imposing transfer restrictions), of any Equity Interests of the Company or the Company Subsidiaries.  Except with respect to the Company’s Certificate of Incorporation, the Stockholder Agreements and the disclosed Related Party Agreements, as of the date of this Agreement, there are not any Contracts or other outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire or retire, or cause to be repurchased, redeemed, acquired or retired, any shares of capital stock or other Equity Interests of the Company or any Company Subsidiary, or extend, accelerate the vesting of, otherwise modify or amend any Equity Interests in the Company or any Company Subsidiary (other than pursuant to the Option Plans).

(f)                                   The Funding Consideration Schedule, once delivered, shall be true and correct with respect to the number and type of Equity Interests in the Company held by each person identified therein, and no past or present holder of Equity Interests in the Company shall be entitled to any consideration in respect of Equity Interests in the Company by virtue of the Transactions, except (i) as set forth on the Funding Consideration Schedule and pursuant to Section 2.02(d), Section 6.09(f) or the Escrow Agreement, and (ii) cash amounts to the extent, and only to the extent, paid prior to the Closing Date.

SECTION 3.04              Authority; Execution and Delivery; Enforceability.

(a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions, subject to (with respect to the First Merger) obtaining the Company Stockholder Approval.  Subject to receipt of the Company Stockholder Approval, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and its stockholders.  Subject to receipt of the Company Stockholder Approval, this Agreement has been duly authorized and validly executed and delivered by the Company, and assuming due and valid authorization, execution and delivery by Parent, Purchaser and Sub constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

(b)                                 The Company Board duly and unanimously adopted resolutions (i) approving this Agreement and the Transactions, (ii) determining that the terms of the Mergers are fair to and in the best interests of the Company and its stockholders, (iii) recommending that the Stockholders adopt this Agreement and approve the Mergers, (iv) declaring that this Agreement is advisable, and (v) declaring that the consummation of the Transactions constitutes a “Sale of the Company” as defined in the Voting Agreement.

(c)                                  The only votes of holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement and the Mergers is (i) the affirmative vote of the holders of a majority of the shares of Company Common Stock voting as a single class together with the holders of the outstanding shares of Company Preferred Stock on an as converted to Company Common Stock basis adopting this Agreement and approving the Transactions, (ii) the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock voting as a single class adopting this Agreement and approving the Transactions and (iii) the affirmative vote of the holders of a majority of the shares of Company Common Stock voting as a single class adopting this Agreement and approving the Transactions (clauses (i), (ii) and (iii), collectively, the “Company Stockholder Approval”).

SECTION 3.05              No Conflicts; Consents.

(a)  Assuming the Company Stockholder Approval is duly received and all Governmental Filings set forth in Section 3.05(b) have been obtained or made (and any waiting periods required in connection therewith have expired), the execution and delivery by the Company of this Agreement and the other documents contemplated herein to be executed and delivered by the Company do not, and the consummation of the Mergers and the other Transactions in accordance with the terms hereof and thereof will not conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any material Lien upon any of the Equity Interests, properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii)  Material Contract or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Law applicable to the Company or any Company Subsidiary or their respective Equity Interests, properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not and would not reasonably be expected to result in material liability to the Company or any Company Subsidiary or otherwise materially impair the conduct of the business of the Company or any Company Subsidiary as currently conducted.

(b)                                 No material consent, waiver, approval, license, permit, order or authorization of, notice to or registration, declaration or filing with, or permit from (the “Filings”), any national, federal, supranational, state, provincial, county, municipal or local or foreign government, or any subdivision thereof, or any court, arbitral body or other tribunal, administrative, governmental, legislative, judicial or regulatory authority, agency, commission of any nature (including any instrumentality, governmental department, bureau, branch, office, commission, council, board, officer, official, organization, unit, body or commission or other governmental authority or agency) of any nature, domestic or foreign (a “Governmental Entity” and such Filings, the “Governmental Filings”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement, the performance of the Company’s obligations hereunder or the consummation of the Transactions to be consummated by the Company, other than (i) compliance with, filings under and the expiration or termination of waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”), (ii) the filing of the Certificates of Merger as required by the DGCL and the DLLCA and (iii) compliance with applicable requirements of securities Laws.

SECTION 3.06              Financial Statements.

(a)  Attached as Section 3.06(a) of the Company Disclosure Letter are true and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2016, December 31, 2017 and December 31, 2018 (the most recent being the “Audited Balance Sheet”), and the related audited consolidated statements of operations, comprehensive loss, stockholder equity and cash flows for the fiscal years then ended, including, in each case, the notes and schedules thereto, accompanied by the report thereon of the Company’s independent auditors (the items described in this clause (i) referred to as the “Audited Financial Statements”), and (ii) an unaudited condensed consolidated balance sheet of the Company as of February 28, 2019 and the related unaudited condensed consolidated statements of operations, comprehensive loss and cash flows for the two months then ended (the items described in this clause (ii) referred to as the

“Interim Financial Statements,” the date of such Interim Financial Statements, the “Latest Financial Statements Date” and, together with the Audited Financial Statements, collectively, the “Financial Statements”).  The Financial Statements (x) fairly present in all material respects the consolidated financial position, the consolidated results of operations and the changes in equity and cash flows of the Company and the Company Subsidiaries as of the respective dates of, and for the periods referred to in, the Financial Statements, except, in the case of the Interim Financial Statements, for the absence of footnotes and for normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount or nature, (y) have been prepared from, and accurately reflect, the books and records of the Company and the Company Subsidiaries and (z) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) as in effect as of the dates of such Financial Statements, applied on a consistent basis during the periods involved, except, in the case of the Interim Financial Statements, for the absence of footnotes and for normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount or nature.

(b)                                 Neither the Company nor any Company Subsidiary has any Liabilities as of the date of this Agreement of a nature required by GAAP to be reflected in a consolidated balance sheet of the Company or the notes thereto, except Liabilities that (a) are accrued or reserved against in the Audited Balance Sheet or reflected in the notes thereto, (b) were incurred in the ordinary course of business consistent with past practice since the date of the Audited Balance Sheet, (c) incurred in connection with the performance of executory Contracts to which the Company or any Company Subsidiary is a party as of or following the date of the Audited Balance Sheet (including any Contracts entered into after the date hereof in compliance with Section 5.01), (d) which would not reasonably be expected to be material in amount, and in any event, would not reasonably be expected to exceed $100,000 individually or in the aggregate, (e) disclosed on 3.06(b) of the Company Disclosure Letter or (f) are incurred pursuant to this Agreement or the Transactions, including any Transaction Expenses.

(c)                                  Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one or more of the Company Subsidiaries, on the one hand, and any affiliate of the Company or the Company Subsidiaries, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act and the rules and regulations promulgated thereunder), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or the Company Subsidiaries, as applicable, in financial statements.

SECTION 3.07              Absence of Changes.

(a)                                 Since the date of the Audited Balance Sheet to the date of this Agreement, except to the extent related to the Transactions, the Company and the Company Subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practices.

(b)                                 Since February 28, 2019 to the date of this Agreement, except to the extent related to the Transactions, there has not occurred any action or event that, had it occurred after the date of this Agreement and prior to Closing, would have required the consent of Parent under Section 5.01.

(c)                                  Since the date of the Audited Balance Sheet to the date of this Agreement, there has not occurred any Event which has resulted, or would reasonably be expected to result, in a Company Material Adverse Effect.

SECTION 3.08              Real Property.

(a)                                 Neither the Company nor any Company Subsidiary owns any real property.

(b)                                 Section 3.08(b) of the Company Disclosure Letter lists as of the date of this Agreement (i) all real property (including the street address thereof) with respect to which the Company or any Company Subsidiary leases, subleases, licenses, uses or otherwise occupies (the “Company Leased Real Property”), including a true, complete and correct description of the Company Leased Real Property and (ii) each agreement (including all amendments, supplements and other modifications thereto) granting the Company the applicable Company Subsidiary the rights to use or occupy such Company Leased Real Property (the “Real Property Leases”) and the name of the current occupant (if different from the lessee).  A true, complete and accurate copy of each Real Property Lease has been made available to Parent.  Neither the Company nor any Company Subsidiary has entered into any subleases, licenses or other agreements relating to the use or occupancy of all or any portion of the Company Leased Real Property by any person other than the Company or any Company Subsidiary, and other than the Real Property Leases, none of the Company or the Company Subsidiaries is party to any Contract relating to the use or occupancy of, and neither the Company nor any Company subsidiary has any other interest in, any real property.  The Company has a good and valid leasehold estate in and to the Company Leased Real Property and enjoys peaceful and undisturbed possession of all the Company Leased Real Property under all applicable Real Property Leases, free and clear of all Liens other than Permitted Liens.  The Company Leased Real Property constitutes all of the real property leased by the Company and Company Subsidiaries and used in connection with the operation of the business of the Company and Company Subsidiaries in all material respects as such business is currently conducted.  To the knowledge of the Company, none of the Company Leased Real Property is subject to (a) any casualty event that has not been fully remedied, nor (b) any condemnation, eminent domain or similar proceeding that is pending or threatened.

SECTION 3.09              Taxes.

(a)                                 The Company and each of the Company Subsidiaries has filed, or has caused to be filed all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects.

(b)                                 All material Taxes due and owing (whether or not shown on a Tax Return) by the Company or any Company Subsidiary, have been paid.

(c)                                  Except for Liens for Taxes not yet due and payable, there are no material Liens for Taxes (other than Permitted Liens) on the assets of the Company or any Company Subsidiary.

(d)                                 Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) change in (or improper use of) method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing; (iii) installment sale or open transaction made on or prior to the Closing; (iv) prepaid amount received on or prior to the Closing outside the ordinary course of business; (v) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing.

(e)                                  Neither the Company nor any Company Subsidiary is party to, bound by, or has any obligation or liability to any Governmental Entity or other person under any Tax sharing, Tax allocation, Tax indemnification or other similar agreement (other than pursuant to customary provisions in commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(f)                                   Neither the Company nor any Company Subsidiary has requested or entered into any closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any Taxing Authority that could reasonably be expected to affect the Taxes of the Company or any Company Subsidiary after the Closing Date. Neither the Company nor any Company Subsidiary would be subject to any recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement arrangement (in each case that is not generally available to persons without specific application therefor) as a result of the Transactions.

(g)                                  There is no audit, examination, or other similar proceeding in progress or pending, or, to the knowledge of the Company, threatened or proposed with respect to any Tax Return or Taxes with respect to the Company or any Company Subsidiary, and no claim for assessment which previously has been asserted in writing relating in whole or in part to Taxes of the Company or any Company Subsidiary remains unpaid or is otherwise not completely resolved. Neither the Company nor any Company Subsidiary has executed or is subject to any agreement extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any Company Subsidiary (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business of not more than six (6) months from the date such Tax Return is otherwise required to be filed in accordance with applicable Law) and no written request for any such waiver or extension is currently pending.

(h)                                 Neither the Company nor any Company Subsidiary has made any election under Treasury Regulation Section 301.7701-3.

(i)                                     The Company and each Company Subsidiary has collected or withheld and paid to the proper Taxing Authority all material Taxes required to have been collected or withheld and paid by it (or established adequate reserves to make such payment when due). All persons performing services for the Company as independent contractors have been properly classified as independent contractors rather than employees for purposes of all applicable Laws.

(j)                                    Neither the Company nor any Company Subsidiary has received from any Taxing Authority in a jurisdiction where the Company and any Company Subsidiary does not file Tax Returns any written claim that the Company or any Company Subsidiary is or may be subject to Tax in that jurisdiction that would be covered by such Tax Return. Neither the Company nor any Company Subsidiary has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable income Tax treaty), or had an office or fixed place of business in any country other than the country in which it is organized or incorporated.

(k)                                 The Interim Financial Statements fully accrue all material liabilities for Taxes with respect to all periods through the date thereof. Since the date of the Interim Financial Statements, neither the Company nor any Company Subsidiary has incurred any liability for Taxes outside the ordinary course of business (other than in connection with the Transactions).

(l)                                     Neither the Company nor any Company Subsidiary is, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United states real property holding company” within the meaning of Section 897(c)(2) of the Code.

(m)                             No Company Subsidiary organized under the laws of a county other than United States (a “Foreign Subsidiary”) (i) has an investment in “United States property” within the meaning of Section 956 of the Code; (ii) is engaged in a United States trade or business for U.S. federal income tax purposes; (iii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iv) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or (v) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

(n)                                 Neither the Company nor Parent or any of its affiliates would be required to (i) include a material amount in gross income with respect to any Foreign Subsidiary pursuant to Sections 951 and 951A of the Code if the taxable year of such Foreign Subsidiary were deemed to end on the day after the Closing Date or (ii) pay any material Taxes pursuant to Section 965 of the Code in any Post-Closing Tax Period.

(o)                                 All material charges for amounts payable or amounts receivable among the Company or any Company Subsidiary that is not a Foreign Subsidiary, on the one hand, and any Foreign Subsidiary, on the other hand, have been made at arm’s length for fair value and the Company and all Company Subsidiaries have maintained all material documentation required to support the pricing of any such charges under Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar or comparable provision under state, local or foreign Law.

(p)                                 Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any similar or comparable provision of state, local or foreign laws.

(q)                                 Nether the Company nor any Company Subsidiary (or any predecessor thereof) in the last two (2) years, has distributed stock of another entity, or had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(r)                                    Neither the Company nor any Company Subsidiary (i) has taken or agreed to take any action, or knowingly failed to take any action, which action or failure could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment or (ii) has any knowledge of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(s)                                   With the exception of Section 3.09(d), Section 3.09(f), Section 3.09(m) and Section 3.09(n), no representation or warranty contained in this Section 3.09 shall apply to Taxes with respect to any Post-Closing Tax Period and nothing in this Section 3.09 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company or any Company Subsidiary in any Post-Closing Tax Period.

SECTION 3.10              Employees and Employee Benefits.

(a)                                 Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material Benefit Plan.  “Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”))  or employee benefit plan (as defined in 3(3) of ERISA), in each case whether or not subject to ERISA, (ii) bonus, profit sharing, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) employment, severance, change in control, retention or termination, plan, program, policy, agreement or arrangement (except for employment agreements and offer letters establishing at-will employment without obligating the Company to make payment or provide any benefit upon termination of employment other than through a plan, program, policy, arrangement or agreement listed on Section 3.10(a) of the Company Disclosure Letter), (iv)  retiree medical or other retiree welfare plan, program, policy, agreement or arrangement or (v) other compensation (excluding regular wages and salary) or benefit plan, program, policy, agreement or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Commonly Controlled Entity for the benefit of any Company Personnel or with respect to which the Company or any Company Subsidiary has or would reasonably be expected to have any material Liabilities.

(b)                                 With respect to each Benefit Plan required to be listed in Section 3.10(a) of the Company Disclosure Letter, the Company has made available to Parent complete and accurate copies of the following, to the extent applicable: (i) the plan documents, including any amendment thereto or for any such Benefit Plan that is unwritten, a written summary of all material terms, (ii)  each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any summary of material modification, (iv)  the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination letter or opinion letter received from the Internal Revenue Service, (vi) the two most recent annual reports on Form 5500 required to be filed with a Governmental Entity with respect thereto and (vii) all rulings or opinions issued by, and any non-routine correspondence with, a Governmental Entity regarding such Benefit Plan during the past three (3) years.

(c)                                  Each Benefit Plan (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and in compliance with ERISA, the Code and all other applicable Laws.  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has a currently effective favorable determination letter or, if applicable, opinion letter, from the Internal Revenue Service as to its qualification, and nothing has occurred that could reasonably be expected to adversely affect such qualification.

(d)                                 Neither any Benefit Plan nor the Company nor any Company Subsidiary with respect to any Company Personnel or Benefit Plan is or has during the three (3) years prior to the date hereof been under audit or investigation by the Internal Revenue Service, the Department of Labor or any other Governmental Entity and, to the knowledge of the Company, no such audit or investigation is or has during the three (3) years prior to the date hereof been threatened, other than audits or investigations that, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Parent, Sub, the Company or any Company Subsidiary.  During the three (3) years prior to the date hereof, there have been no pending or, to the knowledge of the Company, threatened, actions, suits or claims with respect to any Benefit Plan or the assets or any fiduciary thereof (in that person’s capacity as a fiduciary of such Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries.

(e)                                  Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent Liability under, any benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or is otherwise a defined benefit pension plan (including any multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA)).

(f)                                   None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Transactions will, alone or together with any other event, (i) entitle any Company Personnel to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of, or increase in, any compensation or benefits or trigger any other obligation under any Benefit Plan or the forgiveness of any loan, (iii) trigger any limitation or restriction on the right to amend, terminate or transfer the assets of any Benefit Plan on or following the Closing Date, or (iv) result in the payment of any amount that could constitute an “excess parachute payment” under Section 280G of the Code.

(g)                                  Each Benefit Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented and operated in all material respects in compliance with Section 409A of the Code.  There is no contract to which the Company or any Company Subsidiary is a party or by which it is bound to compensate any Company Personnel for excise Taxes paid pursuant to Section 4999 or 409A of the Code.

(h)                                 No Benefit Plan provides or is expected to give rise to any liability to provide, retiree health, disability, or life insurance benefits to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee or other person would be provided with retiree health, disability, or life insurance benefits, except to the extent required by statute.

(i)                                     All Foreign Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained in all material respects accordance with all applicable legal requirements and their terms, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, (iii) are fully funded and/or book reserved, as applicable, based upon reasonable actuarial assumptions, and (iv) all required contributions or payments have been timely made.

(j)                                    No Company Personnel is a member of, represented by or otherwise subject to any (i) labor union, works council or similar organization or (ii) collective bargaining agreement, in each case with respect to such Company Personnel’s employment by the Company or any Company Subsidiary.

(k)                                 During the three (3) years prior to the date hereof, there have been no (i) material organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit pending or to the knowledge of the Company, threatened with respect to the Company or any Company Subsidiary, (ii) strikes, slowdowns, work stoppages or material labor controversies pending or to the knowledge of the Company, threatened with respect to any Company Personnel or (iii) except as could not reasonably be expected to result in material liability to Parent, Sub, the Company or any Company Subsidiary, disputes, actions, grievances or disciplinary actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary with respect to labor or employment practices.

(l)                                     The Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, eligibility for and payment of overtime compensation, worker classification (including the proper classification of independent contractors and consultants), collective bargaining, unemployment insurance, workers’ compensation, immigration, employment discrimination, disability rights, equal opportunity, leaves of absence, affirmative action, plant closing and mass layoff issues, occupational safety and health Laws.

(m)                             Except as would not reasonably be expected to result in material liability to Parent, Sub, the Company or any Company Subsidiary, the Company and each Company Subsidiary (i) has withheld all amounts required by applicable law, Benefit Plan to be withheld from the wages, salaries or other payments to Company Personnel, and (ii) is not liable for any payment to any fund or any Governmental Entity with respect to social security or other payroll or social taxes for any amounts other than payments not yet due.

(n)                                 To the knowledge of the Company, each Company Personnel working in the United States is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States.  The Company has in its files a Form I-9 that, to the knowledge of the Company, was completed in accordance with applicable Law for each Company Personnel for whom such form is required under applicable Law.

(o)                                 Except to the extent not reasonably expected to be material or result in material Liability, (i) no individual who has performed services for the Company or any Company Subsidiary has been improperly excluded from participation in any Benefit Plan, and (ii) neither the Company or any Company Subsidiary has any direct or indirect liability, whether absolute or contingent, with respect to any misclassification of any person as an independent contractor or on any other non-employee basis for the Company rather than as an employee, with respect to any individual employed, engaged, or leased by the Company or any Company Subsidiary from another employer, or with respect to any misclassification of any employee as exempt versus non-exempt.

(p)                                 For the purposes of this Agreement, “Company Personnel” means any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary.  Section 3.10(p) of the Company Disclosure Letter contains a true and complete list of all current Company Personnel as of the date hereof, including the position, base compensation payable, bonus opportunity, location, date of hire, classification as an employee or independent contractor, employment status (full-time or part-time) and job classification (exempt or non-exempt).

SECTION 3.11              Litigation.  There is, and during the past three (3) years there has been, no suit, action, claim, inquiry, charge, complaint, arbitration, mediation, audit, examination, injunction, hearing, litigation, settlement, order or other similar formal proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before any Governmental Entity (a “Proceeding”) or, to the Company’s knowledge, investigation, in effect, pending or threatened against the Company or any Company Subsidiary that (i) seeks injunctive or equitable relief (including any termination, revocation, cancellation, suspension or modification of any Governmental Authorization or consent), or (ii) if adversely determined, individually or in the aggregate, (A) has had or would reasonably be expected to be material or result in material Liability to the Company or any Company Subsidiary or otherwise materially impair the conduct of the business of the Company or any Company Subsidiary as currently conducted or (B) has affected or would reasonably be expected to affect the legality, validity or enforceability of this Agreement or additional Contracts contemplated by this Agreement, nor are there any Judgments outstanding against the Company or any Company Subsidiary that (x) impose any injunctive or similar equitable relief against the Company or any Company Subsidiary, (y) individually or in the aggregate, have had or would reasonably be expected to be material or result in material Liability to the Company or any Company Subsidiary or otherwise materially impair the conduct of the business of the Company or any Company Subsidiary as currently conducted, or (z) would reasonably be expected to affect the legality, validity or enforceability of this Agreement or consummation of the Transactions.

SECTION 3.12              Compliance with Applicable Laws.  The Company and the Company Subsidiaries are, and during the past three (3) years have been, in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiary.  During the past three (3) years, neither the Company nor any of its Subsidiaries has (i) received any written or, to the knowledge of the Company, oral notification from any Governmental Entity: (A) asserting that the Company or any Company Subsidiary is in any material respect not in compliance with any Law, or (B) threatening to terminate, revoke, cancel, suspend or modify any material Governmental Authorization held by the Company or any Company Subsidiary; or (ii) conducted any material internal investigation concerning any alleged violation of any Law by the Company or any Company Subsidiary or any of their respective Representatives (regardless of the outcome of such investigation) in which they have engaged the services of an outside legal or accounting firm.

SECTION 3.13              Environmental Matters.

(a)  Except for such matters that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the Company or any Company Subsidiary, (i) the Company and each Company Subsidiary is, and during the past three (3) years has been, in material compliance with all applicable Environmental Laws, (ii) the Company and each Company Subsidiary has obtained and is in compliance with all material Governmental Authorizations pursuant to Environmental Laws necessary for the conduct of the business as presently conducted, and (iii) there are no material Judgments or Proceedings pending or, to the Company’s knowledge, threatened against the Company or any Company Subsidiaries alleging a violation of or regarding compliance with or material liability under Environmental Laws.

(b)                                 The Company and the Company Subsidiaries have not, to the Company’s knowledge, received any written or oral notice or request for information from any Governmental Entity or other person regarding any actual or alleged material violation of Environmental Laws, or any material Liability or potential Liabilities for personal injury, property damage or investigatory or cleanup obligations arising under Environmental Laws (including in connection with the release, disposal of or arrangement for disposal of any Hazardous Substance).

(c)                                  Neither the Company nor any of the Company Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released, or exposed any person to any Hazardous Substance, or has owned, leased, used or operated any current or former property or facility (including the Company Leased Real Property) which is or has been contaminated by any Hazardous Substance as a result of any operations of the Company or any of the Company Subsidiaries, in each case except in material compliance with all applicable Environmental Laws or as would not result in a material investigatory, remedial or corrective obligation or other material liability under any Environmental Law.  The Company has provided Parent any material environmental assessments and reports, in each case relating to environmental, health or safety Liabilities and compliance, including those relating to the Company Leased Real Property, of and by the Company or any of the Company Subsidiaries.  Neither the Company nor any of the Company Subsidiaries has agreed under any Contract to any indemnification relating to Liabilities arising under Environmental Laws to any person in relation to any businesses or properties acquired or sold by the Company or any of the Company Subsidiaries, and neither the

Company nor any of the Company Subsidiaries is responsible by Contract or operation of Law for any pending material Liability of any other person arising under Environmental Laws.  The Company has made available to Parent all material Governmental Authorizations required for the lawful ownership, leasing, and operation of the Company Leased Real Property, and neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will require any consent of any Governmental Entity with respect to, or result in the revocation of, any such material Governmental Authorization.

SECTION 3.14              Contracts.

(a)                                 Section 3.14(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, and true and complete copies (in each case, including with respect to amendments) of all Contracts to which the Company or any Company Subsidiary is a party and which are in effect as of the date hereof, which have been made available to Parent (in each case, including with respect to amendments) and which:

(i)                                     the Company or any Company Subsidiary has made payments of more than $250,000 in the twelve (12) calendar months ended December 31, 2018, or the Company or any Company Subsidiary has received payments pursuant to of more than $2,000,000 in the twelve (12) calendar months ended December 31, 2018;

(ii)                                  are Contracts relating to Indebtedness or any Lien (other than any Permitted Lien) on any assets of the Company or any Company Subsidiary in excess of $100,000, including, in each case, surety bonds, performance bonds and letters of credit;

(iii)                               are Contracts that establish or govern a partnership, joint venture or similar arrangement;

(iv)                              are Contracts that relate to acquisitions or dispositions of material assets (other than in the ordinary course of business consistent with past practice) or any person or business unit, or mergers or similar transactions, and were entered into in the three (3) years prior to the date hereof, and which in each case contain representations, covenants, indemnities or other obligations that are still in effect;

(v)                                 are Contracts which contain restrictions (excluding, for the avoidance of doubt, non-disclosure or employee non-solicit restrictions) which limit, prohibit or purport to limit or prohibit the Company or any Company Subsidiary from freely competing or freely engaging in any line of business with any person or in any geographic area or during any period of time, or that contain grants by the Company to a third person of exclusive rights to assets of the Company;

(vi)                              are Contracts that involve any standstill or similar arrangement in effect on the date hereof;

(vii)                           are Contracts that contain grants from the Company to a third person of a right of first refusal, first offer or first negotiation or similar rights with respect to any Equity Interests, properties or assets of the Company or any Company Subsidiary;

(viii)                        are Contracts that constitute (A) employment contracts (other than any such contract which (I) provides for employment on an at-will basis, (II) involves annual base compensation that is less than $275,000 per annum or (III) can be terminated at any time upon not more than 30 days’ notice without cost or liability) with any employee or consultant of the Company or any Company Subsidiary, (B) severance, retention or change-in-control contracts (other than any such contract which involves employees with annual base compensation that is less than $100,000 per annum) with any employee or consultant of the Company or any Company Subsidiary, (C) contracts providing any loan to any such employee, other than advances in the ordinary course of business consistent with past practice for travel and related expenses, and (D) employee collective bargaining agreements or other contracts with any labor union or similar organization;

(ix)                              are Company Real Property Leases;

(x)                                 are Contracts for the (A) purchase, lease, holding or use by the Company or any Company Subsidiary of vehicles, machinery, equipment or other personal property for use in the Company’s or the Company Subsidiaries’ businesses in excess of $50,000, or (B) lease or sublease by the Company or any Company Subsidiary of any tangible personal property owned or leased by it, in each case involving scheduled payments in excess of $50,000 in the twelve (12)-month period ending December 31, 2018;

(xi)                              are Contracts containing (I) material licenses, sublicenses and other similar agreements under which any of the Company or a Company Subsidiary is a licensee or otherwise is authorized to use or practice any third party Intellectual Property Rights (but excluding any inbound agreements relating to “shrink wrap”, “click wrap” and similar generally available, unmodified end-user licenses to commercial off-the-shelf Software or Software-as-a-service or agreements with no in-licensed Intellectual Property Rights other than incidental Trademark licenses) (the “Company In-Licensed IP”) or (II) licenses, sublicenses and other similar agreements wherein the Company or a Company Subsidiary licenses Company Owned IP to other persons involving the payment to the Company or a Company Subsidiary in excess of $250,000 per year for the license;

(xii)                           are Related Party Agreements;

(xiii)                        are Contracts with any customer or vendor of the Company or any Company Subsidiary required to be disclosed on Section 3.23 of the Company Disclosure Letter and which include, with respect to customer Contracts, a form of student enrollment agreement with respect to each such Contracts;

(xiv)                       are Contracts for capital expenditures (individually or in the aggregate) in excess of $250,000;

(xv)                          are Contracts with any distributor, agent, broker, dealer, sales representative or authorized reseller of the Company Products and Services which (A) cannot by their terms be canceled by the Company or any Company Subsidiary party thereto without payment or penalty upon notice of sixty (60) days or less and (B) involve payments in excess of $250,000 in the twelve (12)-month period ending December 31, 2018;

(xvi)                       are Contracts that require the Company or any Company Subsidiary to purchase from a third party its, or requires a third party to purchase from the Company or a Company Subsidiary such third party’s, total requirement of any product or service or that contain any “take or pay” or that contain obligations of the Company of other minimum purchase requirements or grants by the Company to any third person or any “most favored nation” pricing provisions;

(xvii)                    are Contracts that grant a power of attorney by the Company or any Company Subsidiary that are currently effective and outstanding;

(xviii)                 are Contracts providing for indemnification by the Company or any Company Subsidiary, except for any such Contract that is not material to the business of the Company or any such Company Subsidiary and was entered into in the ordinary course of business consistent with past practice;

(xix)                       are Contracts for the issuance, sale or voting of, or otherwise relating to, Equity Interests of the Company or any of the Company Subsidiaries (other than grants of Options pursuant to the Option Plans), other than those Contracts that have been fully performed by the Company and any Company Subsidiaries, as applicable;

(xx)                          are Contracts that (A) prohibit or restrict the payment of dividends or distributions with respect to the Equity Interests of the Company or any of the Company Subsidiaries, (B) prohibit or restrict the pledging of any Equity Interests of the Company or any of the Company Subsidiaries or (C) prohibit or restrict the issuance of guarantees by the Company or any of the Company Subsidiaries; and

(xxi)                       are a Contract or agreement to enter into a Contract described in any of the foregoing described in clauses (i) through (xx) (collectively, the Contracts listed or required to be listed on Section 3.14(a) of the Company Disclosure Letter are referred to herein as the “Material Contracts”).

(b)                                 Each Material Contract (i) is a legal, valid binding obligation of the Company or such Company Subsidiary, as applicable, and (to the knowledge of the Company) the other parties thereto, and (ii) is in full force and effect and enforceable against the Company or such Company Subsidiary, as applicable, and (to the knowledge of the Company) the other parties thereto, in each case, in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights generally.  Neither the Company nor any Company Subsidiary nor (to the knowledge of the Company) any of the other parties thereto is in material breach thereof or material default of any Material Contract and no event or, condition exists or has occurred which, individually or in the aggregate, with or without the giving of notice or the lapse of time or both, would constitute a material breach or default under or would give any other party thereto the right to accelerate any material obligations under, or to terminate, any Material Contract.  As of the date of this Agreement, neither the Company nor any Company Subsidiary has, to the Company’s knowledge, received written or oral notice of any material breach or default under any Material Contract.

SECTION 3.15              Intellectual Property.

(a)  The Company has no Company Registered IP.  Section 3.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all registered Domain Names (identifying the applicable Domain Name registrar) and social media accounts held in the name of the Company or any Company Subsidiary, (ii) all material unregistered Trademarks of the Company or any Company Subsidiary, and (iii) the Company Products and Services.  No Related Person owns, directly or indirectly, other than through its ownership of shares of the Company, any Intellectual Property Right used or currently held for use by the Company or any Company Subsidiary in the conduct of the business of the Company or any Company Subsidiary.

(b)                                 The Company or a Company Subsidiary owns, free and clear of all Liens other than Permitted Liens, and not subject to any pending cancellation or reexamination proceeding, all right, title and interest in the Company Owned IP.  The Company or a Company Subsidiary, has a valid, binding and enforceable license or other right to use or exploit all third party Intellectual Property Rights that are the subject of the Company In-Licensed IP.  There are no judgments of a Governmental Entity finding any of the Company Owned IP to be invalid or unenforceable. There are no Proceedings pending or that have been threatened in writing (or, to the knowledge of the Company, orally) in the past three (3) years that challenge the validity, use, ownership, registrability or enforceability of the Company Owned IP or the right of the Company or any Company Subsidiary to use or otherwise exploit of its rights in and to any of the Company Products or Services.

(c)                                  There exists no infringement, dilution, misappropriation or other violation of any Intellectual Property Right of any other person by: (i) the Company or any Company Subsidiary in the conduct of their businesses; or (ii) in the three (3) years prior to the date hereof, any Company Owned IP or the Company Products or Services; provided, that with respect to the Patents of another person, the representations and warranties made in this sentence are made to the knowledge of the Company. None of the Company or any of the Company Subsidiaries are a party to any Proceeding that includes a claim that the Company or any Company Subsidiary has infringed, diluted, misappropriated or otherwise violated any Intellectual Property Right of any other person (collectively, “Infringement Proceedings”).  The Company has not settled any Infringement Proceedings, and, in the past three (3) years, the Company has not received any written complaint or written notice of any Infringement Proceedings.

(d)                                 The Company and each Company Subsidiary has taken commercially reasonable measures to protect, maintain and enforce all Company Owned IP and to preserve the security and confidentiality of any Trade Secrets that are subject of any Company Owned IP (collectively, “Proprietary Information”).  To the knowledge of the Company, there has been no material unauthorized use or disclosure of any Proprietary Information (other than pursuant to written confidentiality agreements).  All of the former and current employees, consultants, and agents of the Company or any Company Subsidiary who are provided with or otherwise have had and have access to any Proprietary Information have executed confidentiality agreements binding such employees, consultants, and agents to obligations of confidentiality with respect to such Proprietary Information.

(e)                                  The Company and the Company Subsidiaries comply with, and in the past three (3) years have complied with, all applicable Privacy, Security, and Consumer Protection Laws and PCI-DSS (to the extent applicable), and relevant agreements to which the Company or any Company Subsidiary is a party, regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Protected Information, including, in each case, by obtaining all consent from, and giving all notices to, the data subject of Protected Information if and to the extent required by applicable Privacy, Security, and Consumer Protection Laws.  The Company and the Company Subsidiaries, as applicable, have implemented and maintained a privacy policy regarding the privacy practices pertaining to Protected Information in connection with the operation of the business of the Company or any Company Subsidiary and (i) the privacy practices of the Company and the Company Subsidiaries are, and within the past three (3) years, have been in material compliance with each such privacy policy at the time such privacy policy was in effect, (ii) the information security practices of the Company and the Company Subsidiaries, are and, within the past three (3) years, have been, in material compliance with any information security statements in its privacy policies at the time each such privacy policy was in effect and (iii) the Company and the Company Subsidiaries, as applicable, have posted such privacy policy on all websites owned or operated by or on behalf of the Company or any Company Subsidiary in a manner that materially complies with applicable law.  The Company and the Company Subsidiaries, as applicable, have responded in material compliance with applicable Privacy, Security, and Consumer Protection Laws to all legally valid requests from the subjects of Protected Information to access, remove or update such Protected Information stored by or on behalf of the Company or any Company Subsidiary.  The consummation of the Transactions will not violate (a) to the knowledge of the Company, any applicable Privacy, Security, and Consumer Protection Laws, or (b) any of the applicable privacy policies of the Company or any Company Subsidiary as they currently exist or, to the extent prior versions of privacy policies that were in effect within the past three (3) years remain legally operative, as they existed at any time during which any Protected Information was collected or obtained. The Company has established and implemented reasonable policies, programs and procedures that materially conform with requirements of applicable Privacy, Security, and Consumer Protection Laws, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of Protected Information in the possession, custody or control of the Company or any Company Subsidiary from unauthorized access, use, modification, disclosure or other misuse by third persons.  To the knowledge of the Company, within the past three (3) years, no person or entity has obtained from the Company and made any illegal or unauthorized use of Protected Information that was collected by or on behalf of the Company or any Company Subsidiary and is in the possession or control of the Company or the Company Subsidiaries.  None of the Company or any Company Subsidiary is party to any Proceeding, or, to the knowledge of the Company, is currently under any pending or threatened investigation by any person (including any Governmental Entity), regarding its protection, storage, use, and disclosure of Protected Information, and there are no settled, or, to the knowledge of the Company, pending or threatened Proceedings regarding the same. To the knowledge of the Company, within the past three (3) years, neither the Company nor any Company Subsidiary has experienced any material loss, damage, or unauthorized access, disclosure, use or breach of security of any Protected Information in its possession, custody or control, or otherwise held or processed on its behalf.

(f)                                   To the knowledge of the Company, at no time during the conception of or reduction to practice of any Company Owned IP was any developer, inventor or other contributor to such Company Owned IP operating under any grants from any Governmental Entity or educational institution, or performing research sponsored by any Governmental Entity, or educational institution, or to the knowledge of the Company, utilizing the facilities of any Governmental Entity or educational institution, or subject to any employment agreement or invention assignment with any third person.  Neither the Company nor any Company Subsidiary has been a member or promoter of, or contributor to, any industry standards body or similar organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company Owned IP All Technology for which the underlying Intellectual Property Rights are Company Owned IP was either conceived and developed by employees of the Company or a Company Subsidiary within the scope of their employment or, together with the Intellectual Property Rights therein, has been validly assigned to the Company or a Company Subsidiary.

(g)                                  None of the material items of Company Proprietary Software has been disclosed, licensed, furnished, delivered or made available by the Company to any customer, escrow agent, or any other person in Source Code form other than to an employee, service provider (providing services for the benefit of the Company and any Company Subsidiary), or consultant of the Company or a Company Subsidiary in each case, pursuant to obligations of confidentiality.  To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) entitles a person to delivery, license, or disclosure of any Source Code for any material items of Company Proprietary Software where such person is not, as of the date of this Agreement, an employee, service provider (providing services for the benefit of the Company and any Company Subsidiary) or consultant of the Company or a Company Subsidiary. Neither this Agreement, nor the consummation of the Transactions will result in the disclosure to a third person of any Source Code included in the Company Proprietary Software (including any release from escrow of any such Source Code).  Section 3.15(g) of the Company Disclosure Letter lists: (i) all Open Source Software that the Company or a Company Subsidiary has incorporated into any Company Products or Service in any way as of the date hereof; and (ii) all material Open Source Software that the Company or a Company Subsidiary has combined with any Company Products or Service in any way as of the date hereof.  The Company and the Company Subsidiaries have not used Open Source Software in any manner that does, or would be reasonably expected to, with respect to any Company Products or Service or any Company Proprietary Software, (i) require its disclosure or distribution in Source Code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof or (iv) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, except as required by applicable Law.  With respect to any Open Source Software that is or has been used by the Company in any way, the Company has been and is in material compliance with the license agreements pursuant to which it has been granted rights to use such Open Source Software.

(h)                                 The computer hardware, Software, web sites, mobile applications, servers, workstations, routers, hubs, switches, circuits, networks, communications networks, and other information technology systems owned, licensed, leased or otherwise used, distributed or held for use by the Company and each Company Subsidiary, including all material computer hardware, software, firmware and telecommunications systems used in their businesses and to provide the Company Products or Services (collectively, the “Business Systems”): (i) operate as of the date hereof and perform in all material respects in accordance with their documentation and functional specifications; and (ii) have not, in the three (3) years prior to the date hereof, malfunctioned or failed in a manner that resulted in significant or chronic disruptions to the operation of the business of the Company and the Company Subsidiaries.  The Company and the Company Subsidiaries, as applicable, maintain and test commercially reasonable security, data backup, disaster recovery and business continuity plans, procedures and facilities to maintain the continued operation of the Business Systems (if within the control of the Company or any Company Subsidiary) in the event of a disaster or business interruption, and act in compliance therewith.  To the extent within the control of the Company or any Company Subsidiary, the Company and the Company Subsidiaries, as applicable, have taken commercially reasonable measures to protect the confidentiality, integrity and security of the Business Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. To the knowledge of the Company, in the three (3) years prior to the date hereof, there have been no material successful unauthorized intrusions or breaches of the security of such Business Systems.  “Successful unauthorized intrusions or breaches of the security” do not include unsuccessful attempts or activities that do not compromise the security of the Business Systems or data stored thereon, including unsuccessful log-in attempts, pings, port scans, denial of service attacks, and other unsuccessful network attacks on firewalls or networked systems.  The Company and the Company Subsidiaries, as applicable, use reasonable methods (including passwords) designed to ensure the correct identity of the users of its Software, databases, systems, networks and internet sites and the correct identity of its customers, and uses reasonable methods, including encryption (or equivalent) protection where legally required, to protect the security and integrity of transactions executed through its Software and Business Systems.

(i)                                     To the knowledge of the Company, neither the Company Proprietary Software or Business Systems nor the Company Products or Services contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry and excluding generally accepted and legally permissible methods of online advertising or website analytics, including, without limitation, through the use of cookies, clear GIFs, Javascript code, and third-party vendor technology) or any other malicious code designed or intended to have, or which is intended to perform or facilitate, any of the following functions:  disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”).  The Company and the Company Subsidiaries, as applicable, implement reasonable measures designed to prevent the introduction of Malicious Code into Company Proprietary Software and Business Systems (if within the control of the Company or any Company Subsidiary), including firewall protections and regular virus scans.

SECTION 3.16              Brokers.  No broker, investment banker, financial advisor or other person, other than Morgan Stanley, the fees and expenses of which will be paid by the Company prior to the Closing (or will be reflected as Closing Transaction Expenses), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, commission or compensation in connection with Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

SECTION 3.17              No Illegal Payments.  The Company and the Company Subsidiaries (including their employees, officers, directors and, to the Company’s knowledge, agents, in each case with respect to the Company and the Company Subsidiaries) are and for the past five (5) years have acted in compliance with the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act of 2010 and other applicable laws concerning corruption or bribery (“Anti-Corruption Laws”).  To the Company’s knowledge, the Company and the Company Subsidiaries have not been the subject of any actual, suspected, or threatened allegations, investigations (internal or government), litigation, or voluntary or directed disclosures to any government entity (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Securities Fraud Office), whistleblower reports, or other issues in any way related to the Anti-Corruption Laws.  The Company has implemented and enforced policies and procedures reasonably designed to ensure compliance by the Company and the Company Subsidiaries with Anti-Corruption Laws.

SECTION 3.18              Education Regulatory Matters.

(a)                                 For the past three (3) years, the Company has complied in all material respects with all applicable Laws concerning the compensation of employees or agents engaged in student recruiting, including requirements applicable to U.S. students under Title IV of the Higher Education Act of 1965, as amended, as set forth at 20 U.S.C. § 1094(a)(20) and implemented at 34 C.F.R. § 668.14(b)(22), regarding the payment of any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrolments or financial aid to any person engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds.

(b)                                 For the past three (3) years, the Company has complied in all material respects with all applicable Laws and regulations regarding consumer marketing and student recruiting, including the rules and regulations of the U.S. Federal Trade Commission. For the past three (3) years, the Company has only used marketing materials approved by its partner institutions and has not misrepresented any material fact about the Company or its educational programs to any of its customers or prospective or enrolled students.

(c)                                  For the past three (3) years, the Company has complied in all material respects with all applicable Laws concerning the accessibility of its programs to persons with disabilities and the Company has provided reasonable accommodation to students with disabilities.

(d)                                 The Company and each Company Subsidiary possesses, and during the past three (3) years has possessed, all Education Agency licenses, permits, approvals and authorizations necessary to conduct its business, except as would not be material to the business of the Company and the Company Subsidiaries, taken as a whole.  For purposes hereof,  “Educational Agency” means any entity or organization, whether governmental, government-chartered, private, or quasi-private, including without limitation accrediting agencies, and whether foreign or domestic, that grants or withholds educational approvals or authorizations or otherwise regulates the operation of postsecondary educational institutions.

SECTION 3.19              Trade Controls.

(a)  The Company and the Company Subsidiaries and any of their respective directors, officers and employees, in each case with respect to the Company and the Company Subsidiaries, are and at all times within the past three (3) years have been in compliance, in all material respect, with applicable Trade Controls Laws.  In the past three (3) years, there have been no material claims, complaints, charges, investigations, voluntary disclosures or proceedings against the Company or the Company Subsidiaries under Trade Controls Laws, and there are no pending or, to the Company’s knowledge, threatened material claims or investigations involving suspect or confirmed violations thereof by the Company or the Company Subsidiaries.

(b)                                 Neither the Company, the Company Subsidiaries nor any of their respective directors, officers or employees, respectively, is: (x) located, organized, or resident in a country or territory that is or may, from time to time be, the target of a comprehensive trade embargo by the U.S. government (presently, Cuba, Iran, North Korea, Syria, or the Crimea region of Ukraine (collectively, “Sanctioned Countries”)); (y) the target of Trade Controls Laws, including being identified on a U.S. government restricted parties list, such as OFAC’s Specially Designated Nationals (“SDN”) and Blocked Persons List, the Department of State’s Nonproliferation Sanctions List, or the Department of Commerce’s Denied Persons List and Entity List, or is owned fifty percent or more, in the aggregate, by one or more SDNs (collectively, a “Sanctioned Person”); or (z) engaged, directly or indirectly, in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in violation of Trade Controls Laws.

(c)                                  To the knowledge of the Company, none of Merger Consideration will be used, directly or indirectly, for the benefit of a Sanctioned Country or Sanctioned Person, or otherwise in violation of Trade Controls Laws.

SECTION 3.20              Insurance.  Section 3.20 of the Company Disclosure Letter contains an accurate and complete list, including the policy number, the coverage, names of insurance carrier, principal amount or limit, annual premium and date of expiration of each policy, of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Company and the Company Subsidiaries as of the date hereof.  All such policies are in full force and effect as of the date hereof, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such policies. Such policies will continue in effect until Closing (or if such policies are canceled or lapse prior to Closing, renewals or replacements thereof will be entered into in the ordinary course of business).  As of the date hereof, no written notice of cancellation or termination has been received by the Company with respect to any such policy.  As of the date hereof, there are no material claims pending or, to the Company’s knowledge, contemplated, under any such policies, or incidents which could give rise to any such claims, and all known incidents that occurred before the Closing Date and which could result in a claim after the Closing have been or will be notified to the relevant insurers prior to the Closing.  The Company and the Company Subsidiaries do not have any self-insurance or co-insurance program.  During the three (3) year period before the date hereof, neither the Company nor any of its affiliates has made any claim under any such policies as to which coverage has been denied or disputed in writing by the applicable insurers.

SECTION 3.21              Title to Assets.  Each of the Company and the Company Subsidiaries, as applicable, has such good and marketable title to all of its material tangible assets that it purports to own, free and clear of all Liens except for Permitted Liens and such imperfections of title, if any, that do not materially interfere with the present value of such assets.  All material improvements, machinery, equipment and other tangible personal property owned, licensed, leased or used by the Company and the Company Subsidiaries have been maintained in accordance with customary industry practice and, subject to ordinary wear and tear, are in good operating condition and repair in all material respects.

SECTION 3.22              Related Party Transactions.  There are no Contracts between any of the Company or its Company Subsidiaries, on the one hand, and any officer, director or employee of the Company or any of the Company Subsidiaries, any stockholder holding at least 1% of the Company Capital Stock or any Related Person of any such Person, on the other hand (other than, in the case of any officer, director or employee, any employment contract, propriety information and inventions assignment agreement or contract with respect to the issuance of equity in the Company or reimbursement of expenses entered into in the ordinary course of business) (any such other contracts, the “Related Party Agreements”).

SECTION 3.23              Customers and Vendors.  Section 3.23 of the Company Disclosure Letter sets forth a complete and accurate list of the names of (a) the twenty (20) largest customers (by revenue) of the Company and the Company Subsidiaries, taken as a whole, for the most recently completed fiscal year ended December 31, 2018 and the two-month period ended February 28, 2019, showing the aggregate total sales to each such customer during each such period and (b) the ten (10) largest vendors (by dollar-value of total purchases) of the Company and the Company Subsidiaries, taken as a whole, for the most recently completed fiscal year ended December 31, 2018 and the two-month period ended February 28, 2019, showing the aggregate total purchases from each such vendor during each such period.  As of the date of this Agreement, except as disclosed in Section 3.23 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written communication from any customer or vendor named, or required to be named, in Section 3.23 of the Company Disclosure Letter of any intention or threat to terminate or materially reduce purchases from or supplies to, or change in any material respect their relationship with the Company or the Company Subsidiaries, nor to the knowledge of the Company is any such action being considered (excluding immaterial changes in or modifications of product or service offerings, in the ordinary course of business).

SECTION 3.24              Designated Referee.  Neither the Company nor any of the Company Subsidiaries have been a client of, or otherwise engaged in any capacity, the Designated Referee, nor has the Company (or any of its Affiliates) had any material relationship with the Designated Referee.  Neither the Company nor any of the Company Subsidiaries is a party to any Contract or arrangement which would cause the Designated Referee not to be independent of the Company.

SECTION 3.25              No Other Representations and Warranties.  Except as expressly set forth in this Article III (as modified by the Company Disclosure Letter) or in the certificate delivered hereunder pursuant to Section 7.02(d)(iv), any Stockholder Support Agreement or Letter of Transmittal, neither the Company nor any Company Subsidiary or any other person (including any Representative of the Company or a Company Subsidiary) makes or has made any other representation or warranty with respect to the Company or any Company Subsidiary (including their respective business, operations, properties, or Liabilities), express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed including any implied representation or warranty as to condition, merchantability, suitability or fitness for a particular purpose. Without limiting the foregoing, neither the Company nor any Company Subsidiary (including any Representative of the Company or a Company Subsidiary) makes or has made any representation or warranty to Parent, Purchaser, Sub or any other person with respect to (i) any projections, forecasts, estimates or budgets heretofore delivered to or made available to Parent, Purchaser, Sub or any of their Representatives of future revenues, expenses or expenditures or future results of operations of the Company or the Surviving Company, or (ii) except as expressly covered by a representation and warranty contained in this Article III (as modified by the Company Disclosure Letter), any other information or documents (financial or otherwise) made available to Parent, Purchaser or Sub or any of their respective Representatives with respect to the Company or any of its Subsidiaries.  Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any other agreement, nothing in this Agreement or any such other agreement shall affect the ability of Parent, Purchaser or Sub to make any claim for Fraud of the Company or in respect of any Stockholder Support Agreement or Letter of Transmittal.

ARTICLE IV
Representations and Warranties of Parent, Purchaser and Sub

Each of Parent, Purchaser and Sub jointly and severally represent and warrant to the Company as of the date hereof and (except for representations and warranties that are made as of a specific date, which are made only as of such date) as of the Closing Date that, except (a) as set forth in, or incorporated by reference into, the applicable Sections of the Parent Disclosure Letter and (b) as otherwise disclosed or identified in the Parent SEC Documents filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents, but including any historical or factual matters disclosed in such sections):

SECTION 4.01              Organization, Standing and Power.

(a)  Each of Parent, and its subsidiaries, including Purchaser and Sub (the “Parent Subsidiaries”) (i) is duly organized, validly existing and (to the extent such concept exists under applicable Law) in good standing under the laws of the jurisdiction in which it is organized, (ii) has all corporate or other entity, as applicable, power and authority necessary to enable it to own, operate and lease the properties and assets now owned, operated and leased by it to conduct its businesses as presently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation or limited liability company or other entity, as applicable, and is (to the extent such concept exists under applicable Law) in good standing in each jurisdiction wherein the nature of its activities or the ownership of its assets makes such qualification or license necessary, except (in the case of this clause (iii)) where the failure to be so qualified and (to the extent such concept exists under applicable Law) in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.  Parent and each Parent Subsidiary possesses all governmental franchises, licenses, permits, approvals and other Governmental Authorizations, and has made, all notifications, registrations, certifications and filings with all Governmental Entities, necessary for the conduct of its businesses as currently (or, as applicable, was then) conducted, except for such failure to possess or make such filings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  All such Governmental Authorizations are in full force and effect and there are no Proceedings pending or, to the knowledge of Parent, threatened, that, individually or in the aggregate, have had and would reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Parent has made available or caused to be made available to the Company true and complete copies of (i) any amendments to the Amended and Restated Certificate of Incorporation of Parent (the “Parent Charter”) not filed prior to the date hereof with the SEC and (ii) any amendments to the Bylaws of Parent (the “Parent Bylaws”) not filed prior to the date hereof with the SEC.  The Parent Charter and Parent Bylaws are currently in effect and Parent is not in default under or in violation of, any provision of the Parent Charter or Parent Bylaws.

SECTION 4.02              Capital Structure.  The authorized capital stock of Parent consists solely of (i) 200,000,000 shares of common stock, par value $0.001 per share (“Parent Common Stock”), of which 58,456,157 were issued and outstanding as of April 3, 2019 and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which none were outstanding as of April 3, 2019.  As of April 3, 2019, (x) 4,395,450 shares of Parent Common Stock were subject to outstanding options, (y) 1,499,148 shares of Parent Common Stock were subject to outstanding restricted stock units and (z) 936,329 shares of Parent Common Stock were reserved for issuance under Parent’s Employee Stock Purchase Plan.  All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable.  No outstanding shares of Parent Common Stock were issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound.  Except as set forth above, as of April 3, 2019, there were not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent or any Parent Subsidiary is a party or by which any of them is bound (i) obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, Parent or (ii) obligating Parent to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.

SECTION 4.03              Authority.  Each of Parent, Purchaser and Sub has all requisite power and authority to execute and deliver this Agreement and (with respect to Parent) the Escrow Agreement and to perform its obligations hereunder and thereunder and to consummate the Transactions.  The execution and delivery by Parent, Purchaser and Sub of this Agreement and (with respect to Parent) the Escrow Agreement, the performance by Parent, Purchaser and Sub of their obligations hereunder and (with respect to Parent) thereunder and the consummation by Parent, Purchaser and Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent, Purchaser and Sub and, subject to the adoption of this Agreement by Parent, as the sole member of Purchaser, and Parent, as sole stockholder of Sub, no other corporate proceedings on the part of Parent, Purchaser or Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly authorized and validly executed and delivered by Parent, Purchaser and Sub, and assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, Purchaser and Sub, enforceable against Parent and Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.04              No Conflict; Consents.

(a)  Assuming all Governmental Filings set forth in Section 4.04(b) have been obtained or made (and any waiting periods required in connection therewith have expired), the execution and delivery by Parent, Purchaser and Sub this Agreement and (with respect to Parent) the Escrow Agreement and the other documents to be executed and delivered by the such parties do not, and the consummation of the Mergers and the other Transactions and compliance with the terms hereof and thereof will not, directly or indirectly, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any material Lien upon any of the Equity Interests, properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter or the Parent Bylaws, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective Equity Interests, properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Law applicable to Parent or any Parent Subsidiary or their respective Equity Interests, properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 No Filings with any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the Escrow Agreement, the performance of Parent’s obligations hereunder or thereunder or the consummation of the Transactions, other than (i) the expiration or termination of waiting periods required under the HSR Act, (ii) the filing of the Certificates of Merger as required by the DGCL and the DLLCA and (iii) other consents, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.05              SEC Filings; Financial Statements.

(a)                                 Parent has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since January 1, 2017 (the “Parent SEC Documents”). No Parent Subsidiary is required to make any filings with the SEC.

(b)                                 As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)                                  The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) (the “Parent Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of any interim unaudited Parent Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items.

(d)                                 Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Parent’s management’s has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and Parent does not have knowledge of any Fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e)                                  Parent and the Parent Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Parent Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Transactions or disclosed in Section 4.05(e) of the Parent Disclosure Letter and (iv) for liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.06              Absence of Changes.

(a)                                 Since December 31, 2018 to the date of this Agreement, except to the extent related to the Transactions, Parent and the Parent Subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practices.

(b)                                 Since December 31, 2018 to the date of this Agreement, there has not occurred any Event which has resulted, or would reasonably be expected to result, in a Parent Material Adverse Effect.

SECTION 4.07              Compliance with Law.  Parent and the Parent Subsidiaries are in compliance with all Laws applicable to Parent or any Parent Subsidiary or any of their respective assets, properties or activities, except for any noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq Global Select Market applicable to Parent.

SECTION 4.08              Litigation.  As of the date hereof, there is no Proceeding pending, or, to the knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Purchaser is subject to any outstanding order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or that challenges the validity or propriety of the Mergers.

SECTION 4.09              Ownership of Company Capital Stock.  Except as a result of this Agreement and the Transactions, including the Mergers, none of Parent, Purchaser, Sub or any other Parent Subsidiary beneficially owns any shares of Company Capital Stock as of the date hereof. Neither Parent, Purchaser nor Sub is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

SECTION 4.10              Brokers.  No broker, investment banker, financial advisor or other person, other than Citigroup Global Markets Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, commission or compensation in connection with the Mergers and other Transactions based upon arrangements made by or on behalf of Parent.

SECTION 4.11              Financing.

(a)                                 Parent, Purchaser and Sub have sufficient unrestricted funds on hand or committed lines of credit to consummate the Transactions and to satisfy their respective obligations under this Agreement, including for Parent, Purchaser and Sub to pay the Merger Consideration in accordance with the terms, and subject to the conditions of, this Agreement.  Neither Parent, Purchaser nor Sub has incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to impair or adversely affect such resources.

(b)                                 Parent has delivered to the Company true, correct and complete copies of the Debt Commitment Letter and the Debt Fee Letter.

(c)                                  As of the date hereof, the Debt Commitment Letter (and each of the respective obligations and commitments contained therein) is in full force and effect and, has not been withdrawn, terminated or rescinded in any respect by Parent and (to the knowledge of Parent), the other parties thereto or otherwise amended, supplemented or modified in any respect, and, to the knowledge of Parent, no such withdrawal, termination, rescission, amendment, supplement or modification is presently contemplated (other than amendments, modifications or terminations that are permitted by Section 6.10(b)).  Assuming the due authorization, execution and delivery by each other party thereto, as of the date hereof, the Debt Commitment Letter is a legal, valid and binding obligation of Parent and (to the knowledge of Parent), the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.  Except for the Debt Commitment Letter and the Debt Fee Letter in the form delivered pursuant to Section 4.11(b), as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing or the Debt Commitment Letter that could affect the conditionality or availability of the Debt Financing, to which Parent or any of its controlled affiliates.  Assuming the satisfaction of the conditions set forth in Article VII, the accuracy of the representations and warranties in Article III in all respects, the compliance and performance by the Company of its covenants and agreements set forth in this Agreement in all material respects, to the knowledge of Parent, as of the date of this Agreement, (i) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (x) constitute a default or breach on the part of Parent and (to the knowledge of Parent) any of the other parties thereto, under any term of the Debt Commitment Letter, (y) result in a failure of any condition to provide the Debt Financing, or (z) result in any portion of the Debt Financing contemplated thereby to be unavailable in an amount sufficient to pay the Closing Merger Consideration in accordance with the terms, and subject to the conditions of, this Agreement.  Parent has fully paid (or caused to be fully paid) any and all commitment fees or other fees or deposits required by the Debt Commitment Letter or the Debt Fee Letter to be paid on or before the date hereof, and will pay in full any such amounts arising under the Debt Commitment Letter as and when they become payable.  As of the date hereof, none of Parent, Purchaser or Sub have (i) any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date and (ii) knowledge that any of the Debt Financing Sources will not perform their respective obligations under the Debt Commitment Letter.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing in an amount sufficient to pay the Closing Merger Consideration in accordance with the terms, and subject to the conditions of, this Agreement, other than as expressly set forth in the Debt Commitment Letter.

SECTION 4.12              Solvency.  Parent and the Parent Subsidiaries are Solvent as of the date of this Agreement, and, assuming that (a) the conditions to the obligation of Parent, Purchaser and Sub to consummate the Mergers have been satisfied or waived, (b) the Financial Statements present fairly in all material respects the consolidated financial condition of the Company and the Company Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and the Company Subsidiaries for the periods covered thereby in accordance with GAAP and (c) any estimates, projections or forecasts of the Company and the Company Subsidiaries have been prepared by them in good faith based upon assumptions that were and continue to be reasonable, then at and immediately following the First

Effective Time and after giving effect to all of the Transactions, Parent, the Surviving Company and each Subsidiary of Parent and Surviving Company, taken as a whole, will be Solvent.

SECTION 4.13              Ownership of Purchaser and Sub.

(a)                                 All of the outstanding Equity Interests of Purchaser have been duly authorized and validly issued and are wholly owned, directly or indirectly, by Parent.  Purchaser was formed solely for purposes of the Mergers and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities.

(b)                                 All of the outstanding Equity Interests of Sub have been duly authorized and validly issued and are wholly owned, directly or indirectly, by Purchaser.  Sub was formed solely for purposes of the Mergers and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities.  Since the date hereof, neither Purchaser nor Sub has engaged in any activities other than in connection with this Agreement (including the formation of such entities) and the Mergers.

SECTION 4.14              Tax Matters.

(a)                                 Neither the Parent, Purchaser nor Sub (i) has taken or agreed to take any action, or knowingly failed to take any action, which action or failure could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment or (ii) has any knowledge of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment, in the case of each of clause (i) or (ii), subject to the penultimate sentence of Section 6.01(b)(i).

(b)                                 Purchaser is, has since the date of its formation been, and, through the Second Effective Time will be, properly treated as an entity that is disregarded as separate from Parent for U.S. federal income tax purposes.

SECTION 4.15              Intellectual Property.  Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(a)                                 (i) Parent owns or has a legitimate right to use all Intellectual Property Rights used in connection with the conduct of the Parent’s business as it is conducted or proposed to be conducted, and the conduct of its business does not infringe, dilute, misappropriate, or violate any Intellectual Property Right of others in any material respect; (ii) to the knowledge of Parent, no party has materially infringed, misappropriated or otherwise violated any Intellectual Property Right owned by or exclusively licensed to Parent; (iii) to the knowledge of the Parent, there are no material Proceedings pending against the Parent, or are threatened since January 1, 2014, that (A) challenge the validity, enforceability, scope or ownership of, or right to use or practice any Intellectual Property Right owned by or licensed to Parent or (B) allege that Parent is infringing, diluting, misappropriating or otherwise violating any Intellectual Property Right of others; and (iv) there is no breach of any agreements to which the Parent is a party under which the Parent uses or licenses any Intellectual Property Right that any person besides the Parent owns, or dispute of any agreements under which the Parent has granted any person any right or interest in any Intellectual Property Right owned or controlled by the Parent.

(b)                                 Parent has complied at all times with all applicable Privacy, Security, and Consumer Protection Laws, PCI DSS, and relevant agreements to which Parent is a party, regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Protected Information, including, in each case, by obtaining all consent from, and giving all notices to, the person subject of Protected Information to the fullest extent necessary.  All such Protected Information (whether automatically or manually recorded) held by Parent is adequate, relevant and not excessive for the purposes for which it is held and has not been kept for longer than necessary.  Parent has implemented and maintained a privacy policy regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Protected Information in connection with the operation of its business and (i) Parent’s privacy practices are and have been in compliance with all such privacy policies at the time such privacy policy was in effect, (ii) Parent’s information security practices are and have been in compliance with any information security statements in its privacy policies at the time each such privacy policy was in effect and (iii) Parent has posted such privacy policy in a clear and conspicuous location on all websites and any mobile applications owned or operated by or on behalf of Parent.  No person (including any Governmental Entity) has made any written or, to the actual knowledge of Parent, oral claim or commenced any written or, to the actual knowledge of Parent, oral Proceeding, and, to the actual knowledge of Parent, no claim or Proceeding is threatened (y) alleging a violation of any person’s privacy or confidentiality rights under Parent’s privacy policies or applicable Privacy, Security, and Consumer Protection Laws or (z) with respect to the security, use, transfer or disclosure of Protected Information specifically.  Parent has fulfilled in compliance with applicable Privacy, Security, and Consumer Protection Laws all requests from the subjects of Protected Information to access, remove or update such Protected Information stored by or on behalf of Parent.  Neither this Agreement, nor the consummation of the Transactions will violate any of Parent’s applicable privacy policies as they currently exist or as they existed at any time during which any Protected Information was collected or obtained.  Parent has established and implemented policies, programs, procedures that conform with applicable industry practices and all requirements of applicable Privacy, Security, and Consumer Protection Laws, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of Protected Information in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse.  To the actual knowledge of Parent, Parent has not experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any Protected Information in its possession, custody or control, or otherwise held or processed on its behalf.

SECTION 4.16              Designated Referee.  Neither Parent nor any of the Parent Subsidiaries have been a client of, or otherwise engaged in any capacity, the Designated Referee, nor has Parent (or any of its controlled Affiliates) had any material relationship with the Designated Referee.  Neither Parent nor any of the Parent Subsidiaries is a party to any Contract or arrangement which would cause the Designated Referee not to be independent of the Parent.

SECTION 4.17              No Other Representations and Warranties.  Except as expressly set forth in this Article IV (as modified by the Parent Disclosure Letter and the Parent SEC Documents) and in the certificate delivered hereunder pursuant to Section 7.03(d), neither

Parent nor any Parent Subsidiary or any other person (including any Representative of Parent or a Parent Subsidiary) makes or has made any other representation or warranty with respect to Parent or any Parent Subsidiary (including their respective business, operations, properties, or Liabilities), express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed including any implied representation or warranty as to condition, merchantability, suitability or fitness for a particular purpose. Without limiting the foregoing, neither Parent nor any Parent Subsidiary (including any Representative of Parent or a Parent Subsidiary) makes or has made any representation or warranty to the Company, any Securityholder or any other person with respect to (i) any projections, forecasts, estimates or budgets heretofore delivered to or made available to the Company, any Securityholder or any of their Representatives of future revenues, expenses or expenditures or future results of operations of Parent, or (ii) except as expressly covered by a representation and warranty contained in this Article IV (as modified by the Parent Disclosure Letter), any other information or documents (financial or otherwise) made available to the Company, any Securityholder or any of their respective Representatives with respect to Parent or any of the Parent.  Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any other agreement, nothing in this Agreement or any such other agreement shall affect the ability of the Company to make any claim for Fraud of Parent.

ARTICLE V
Covenants Relating to Conduct of Business

SECTION 5.01              Operation of the Business of the Company and the Company Subsidiaries.

(a)                                 Except as expressly contemplated by this Agreement, as required by changes in applicable Law after the date of this Agreement, or with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), between the date of this Agreement and the earlier of the Closing Date and the date of the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course of business consistent with past practice, (ii) maintain its books of account and records in the ordinary course of business consistent with its past practice, and (iii) use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, maintain its relations with vendors, customers, licensors and others having material business relationships with it, materially comply with all applicable Laws and obligations under Material Contracts, maintain and keep its material properties and assets in the present condition, ordinary wear and tear excepted, and maintain in full force and effect all insurance policies in effect on the date hereof; provided, that notwithstanding anything herein to the contrary, the Company and any Company Subsidiary shall not be obligated pursuant to this Section 5.01(a) to pay any amounts or grant any concessions to any person to maintain such relationships other than payments pursuant to Contracts and in the ordinary course of business consistent with past practice.

(b)                                 In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or as expressly permitted or required by this Agreement, during the Pre-Closing Period, the Company shall not, and shall not permit any Company Subsidiary to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), take any of the following actions:

(i)                                     (A)  split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other Equity Interests in respect of, in lieu of or in substitution for shares of its capital stock, other than the issuance of Company Common Stock upon the exercise of Options, in each case, outstanding on the date of this Agreement and in accordance with their present terms, (B) purchase, redeem or otherwise acquire any shares of capital stock or Equity Interests of the Company or any Company Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; provided, that, the foregoing covenant shall not apply to any repurchases by the Company of shares of Company Capital Stock from former employees, nonemployee directors and consultants in accordance with any Contracts, the Option Plans, the Company Charter or the Company Bylaws providing for the repurchase of Company Capital Stock in connection with any termination of service, or (C) except for cash dividends paid in full prior to the Closing Date (and taken into account in the calculation of Estimated Cash), make, declare, set aside, authorize or pay any dividend or make any other distribution in respect of its Equity Interests;

(ii)                                  issue, deliver, sell, transfer, dispose of, pledge, assign or grant, or authorize to issue, deliver, sell, transfer, dispose of, pledge, assign or grant, permit to be subject to any Lien, or become a party to or enter into, or authorize to issue, sell, become a party to or enter into, any Contract, options, warrants, rights, subscriptions, securities convertible into or exchangeable for, or commitments of any character with respect to the issuance or sale of (A) any shares of its capital stock or any other Equity Interests, other than the issuance of Company Common Stock upon the exercise of Options, in each case, outstanding on the date of this Agreement and in accordance with their present terms, subject to the acceleration of such Options as contemplated by or otherwise permitted pursuant to this Agreement, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares or any other Equity Interests, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) stock appreciation rights or stock-based performance units or similar rights;

(iii)                               amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(iv)                              acquire or agree to acquire, in a single transaction or a series of related transactions, (A) by merging or consolidating with, or by purchasing an Equity Interest in, or substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (B) except purchases in the ordinary course of business consistent with past practice, any material assets;

(v)                                 except as required pursuant to the terms of any Benefit Plan in effect on the date of this Agreement, (1) grant to or announce any increase in compensation (including salaries and bonuses) of any director, officer, employee or consultant of the Company or any Company Subsidiary, other than bonuses with respect to any employee of the Company (other than members of senior management) in the ordinary course of business consistent with past practice, which shall not exceed 3% of such individual’s base compensation and 5% of the aggregate base compensation of employees (other than members of senior management), (2) grant to any director, officer, employee or consultant of the Company or any Company Subsidiary any increase in severance or termination pay or notice, (3) enter into or amend any employment, severance or termination agreement with any director, officer, employee or consultant of the Company or any Company Subsidiary, (4) terminate, establish, adopt, enter into or amend any Benefit Plan, (5) hire, promote, terminate (other than for cause), demote or otherwise change the employment status of any employee, other than in the ordinary course of business consistent with past practice with respect to an employee whose annual base salary is less than $100,000 or (6) take any action to accelerate the vesting or payment of or fund or in any secure any compensation (including salaries and bonuses), rights or benefits under any Benefit Plan;

(vi)                              make any change in accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of the Company, except (A) insofar as may have been required by a change in GAAP or (B) for practices that are immaterial in amount or impact;

(vii)                           (A) except in the ordinary course of business consistent with past practice, accelerate or delay collection of accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (B) except in the ordinary course of business consistent with past practice, delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice; (C) make any changes to cash management policies, except (x) insofar as may have been required by a change in GAAP or (y) for policies that are immaterial in amount or impact; or (D) make any change to an expected expense (other than the capitalized portion of labor), other than in accordance with the Company’s 2019 budget, except for such deviations from the Company’s 2019 budget that are not, individually or in the aggregate, material;

(viii)                        sell, transfer, lease (as lessor), sublease, license or otherwise dispose of or subject to any Lien (other than Permitted Liens), in a single transaction or a series of related transactions, any material properties or assets of the Company and the Company Subsidiaries, except sales of inventory in the ordinary course of business consistent with past practice;

(ix)                              except as required pursuant to any Contract that has been made available to Parent or entered into after the date hereof in accordance with this Agreement, sell, assign, transfer, convey, modify, grant rights to, license, dispose of, terminate, cancel or abandon or fail to renew any interest in any material Company Owned IP (other than non-exclusive licenses granted in the ordinary course of business);

(x)                                 (A) incur, create, assume or become obligated with respect to any Indebtedness or guarantee any Indebtedness of another person, including by issuing or selling any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guaranteeing any debt securities of another person, entering into any agreement to maintain any financial statement condition of another person or entering into any arrangement having the economic effect of any of the foregoing, except for borrowings under the Company’s existing credit facility incurred in the ordinary course of business consistent with past practice, (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to or in the Company or any Company Subsidiary or (y) extensions of credit to customers and other persons doing business with the Company and the Company Subsidiaries (but excluding employees of the Company and the Company Subsidiaries), in each case, in the ordinary course of business consistent with past practice or (C) incur, create or assume, or permit the incurrence, creation or assumption of, any Lien on the assets, Equity Interests or properties of the Company or any of the Company Subsidiaries, except for Permitted Liens;

(xi)                              (A) make, change, revoke or rescind any material Tax election with respect to the Company or any Company Subsidiary, (B) except as required by Law, materially change an annual Tax accounting period with respect to the Company or any Company Subsidiary, (C) adopt or change any material Tax accounting method with respect to the Company or any Company Subsidiary, (D) settle or compromise any material Tax claim, assessment, notice or audit or surrender or compromise any right to claim a material refund of Taxes, (E) file or cause to be filed any material amended Tax Return with respect to the Company or any Company Subsidiary, (F) enter into any ruling request, closing agreement, Tax allocation, indemnity, sharing or similar contract with respect to Taxes with respect to the Company or any Company Subsidiary, (other than pursuant to customary provisions in commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes) or (G) extend or waive or consent to the extension or waiver of the statute of limitations for any Tax claim or assessment with respect to the Company or any Company Subsidiary (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business of not more than six (6) months from the date such Tax Return is otherwise required to be filed in accordance with applicable Law), or (H) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Intended Tax Treatment.

(xii)                           loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, any holder of Company Capital Stock or any of its affiliates (other than the Company and the Company Subsidiaries), except for (A) dividends and distributions permitted under clause (i) above, (B) payments pursuant to existing Contracts, (C) Benefit Plans the entry into which is not prohibited by Section 5.01(b)(v) or (D) the issuance of Company Common Stock upon the exercise of Options, in each case, outstanding on the date of this Agreement and in accordance with their present terms;

(xiii)                        commence, initiate, settle, satisfy, waive, release, compromise or forgive any litigation, action or Proceeding which involves or would reasonably be expected to involve (A) a value in excess of $50,000 per claim individually or $50,000 in the aggregate, (B) any admission of wrongdoing by the Company or any Company Subsidiary or (C) recourse against, or obligation of, the Company or any Company Subsidiary other than the payment of monetary damages;

(xiv)                       (A) enter into enter into any Contract that would be included in Section 3.14(a)(v) or Section 3.14(a)(xv) of the definition of Material Contract if it had been entered into as of the date of this Agreement, (B) other than in the ordinary course of business consistent with past practice, enter into any Contract that would be included in the definition of Material Contract (other than Section 3.14(a)(v) and Section 3.14(a)(xv)) if it had been entered into as of the date of this Agreement, or (C) terminate or amend or modify in any material respect or waive any material right under any Material Contract (or Contract described in clause (B)), except as the result of the expiration of the term of such Contract;

(xv)                          make any change to its policies or practices regarding the extension of customer credit, collection of accounts receivable or payment of accounts payable; except (A) insofar as may have been required by a change in GAAP or (B) for practices that are immaterial in amount or impact;

(xvi)                       fail to renew any material Governmental Authorization that expires prior to the Closing Date;

(xvii)                    effectuate any “plant closing” or a “mass layoff” (as defined in WARN or similar state law) affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of the Company Subsidiaries;

(xviii)                 fail to exercise any rights of renewal with respect to any material Company Real Property Lease that by its terms would otherwise expire or be incapable of renewal prior to the Closing Date;

(xix)                       make or commit to any individual capital expenditure, capital addition or capital improvement in excess of $25,000 individually or $100,000 in the aggregate, in each case, except for such capital expenditures, capital additions or capital improvements with respect to the capitalized portion of labor; or

(xx)                          authorize any of, or commit or agree to take any of, the foregoing actions.

(c)                                  Nothing contained herein shall give to Parent, directly or indirectly, rights to control or direct the operations of the Company or any Company Subsidiary during the Pre-Closing Period, and the failure by the Company or any Company Subsidiary to take any action specifically prohibited by Section 5.01(b) shall not be a breach of Section 5.01(a) or any other provisions of this Agreement. During the Pre-Closing Period, the Company and Company Subsidiary shall be entitled to exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.  Notwithstanding anything to the contrary contained herein, no consent of Parent shall be required with respect to any matter set forth in this Section 5.01 or elsewhere in the Agreement to the extent the requirement of such consent would violate applicable Law.

(d)                                 In the event that the Company is required to obtain the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) for any action pursuant to this Section 5.01 during the Pre-Closing Period, the Company shall promptly (and in any event no later than at least three (3) Business Days prior to the date on which the Company seeks to take the action for which Parent’s consent is sought) provide Parent with a written description of such action in such reasonable detail to permit Parent to make a reasonably informed decision with respect thereto in accordance with Section 10.01, and Parent shall respond as soon as reasonably practicable (and in any event no later than three (3) Business Days from its receipt of the Company’s written request), email in accordance with Section 10.01 being sufficient.

SECTION 5.02              Operation of the Business of Parent.  Except as expressly contemplated by this Agreement, as required by changes in applicable Law after the date of this Agreement, or with the prior written consent of the Company, during the Pre-Closing Period, Parent shall, and shall cause Purchaser and Sub to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) not to (A) declare, set aside, make or pay any dividend or other distribution with respect to capital stock of Parent or any of its Subsidiaries (other than to Parent or another Subsidiary), whether payable in cash, stock, property or a combination thereof, (B) make any material change in accounting principles, practices, policies or procedures, other than as required by GAAP, applicable Law or order of any Governmental Entity with competent jurisdiction, (C) take any action, or knowingly fail to take any action, which could reasonably be expected to prevent or impede the Intended Tax Treatment, or (D) agree or enter into any Contract to do any of the actions in the foregoing clauses (A)—(C), except, in the case of clauses (A) — (B), as would not reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

ARTICLE VI
Additional Agreements

SECTION 6.01              Stockholder Consent and Related Matters.

(a)  In order to consummate the Mergers, as promptly as reasonably practicable following execution of this Agreement, the Company shall submit the Action by Written Consent in substantially the form attached hereto as Exhibit G (the “Stockholder Consent”) to the holders of Company Capital Stock, including with such submission the recommendation of the Board of Directors of the Company that the holders of Company Capital Stock give the Company Stockholder Approval.  As soon as practicable thereafter, the Company shall deliver to Parent a copy of the Stockholder Consent duly executed by holders of Company Capital Stock representing a sufficient number of outstanding shares constituting the Company Stockholder Approval.

(b)                                 The Company shall use its reasonable best efforts to obtain the executed Stockholder Consent from holders of Company Capital Stock constituting at least the Company Stockholder Approval as soon as practicable following the execution and delivery of this Agreement in accordance with all Laws, and the Company Charter and Company Bylaws, and the Company may, to the extent necessary to obtain the Company Shareholder Approval, enforce (and may cooperate with holders of Company Capital Stock providing Stockholder Consents to enforce) all “drag along” and similar rights against other holders of Company Capital Stock in connection with the Transactions, including in order to cause such other holders to execute and deliver Stockholder Consents to the Company prior to the Closing.  In furtherance of the foregoing, as promptly as reasonably practicable after receipt of the Company Stockholder Approval, and in any event within the period required by Law so as to maintain the effectiveness of the Company Stockholder Approval, the Company shall prepare (and shall provide Parent with reasonable opportunity to review and comment on) and deliver notice of such approval to those holders of Company Capital Stock who have not consented and such other persons as required under applicable Law (the “Consent Notice”).  Such notice and the delivery thereof shall comply with

Section 228 of the DGCL and other applicable Law.  Parent shall furnish to the Company such information as the Company may reasonably request for inclusion in the Consent Notice.  The Company shall, as promptly as reasonably practicable, provide to Parent a copy of each executed Stockholder Consent received by it.

(c)                                  The information provided by each of Parent and the Company specifically for use in the Consent Notice shall not, with respect to the information supplied by such person, on the date upon which the Consent Notice is distributed to the holders of Company Capital Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of Parent and the Company agrees (i) to correct, as promptly as practicable, any such information provided by such person that shall have become false or misleading in any material respect and (ii) to take all steps necessary to amend or supplement the Consent Notice so as to correct the same.  The Company shall cause the Consent Notice as so corrected to be disseminated to the holders of Company Capital Stock to the extent required by Law.

SECTION 6.02              Access to Information.

(a)                                 During the Pre-Closing Period, the Company shall, and shall cause each Company Subsidiary to, upon reasonable notice, afford to Parent, Purchaser and Sub and their respective Representatives, reasonable access during normal business hours during the period prior to the First Effective Time to all their respective properties, books, contracts, personnel, agents and records and shall furnish Parent, Purchaser and Sub (and their respective Representatives and the Debt Financing Sources) with such financial, operating and other data and information as Parent, Purchaser and Sub, through their officers employees or agents, may reasonably request; provided, however, that any such access shall be conducted in a manner so as not to unreasonably interfere with the business or operations of the Company or any Company Subsidiary.  Notwithstanding anything to the contrary in this Agreement, the Company may withhold, and may cause the Company Subsidiaries to withhold (a) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined based on the advice of the Company’s legal counsel (which may be in-house), would violate any antitrust Law applicable to the Company or its affiliates, (b) any document or information, if access or disclosure thereto, as determined based on the advice of the Company’s legal counsel (which may be in-house), would jeopardize the attorney-client privilege or attorney work-product protection of the Company or any of its affiliates, (c) any document or information, if access or disclosure thereto would, as determined based on the advice of the Company’s legal counsel (which may be in-house), violate applicable Law, including with respect to classified information or (d) any information or documents prepared by the Company or its Representatives in connection with the Transactions concerning the valuation of the Company or the negotiation of this Agreement.  If any material is withheld by the Company pursuant to the proviso in the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld, and the Company shall cooperate with Parent to find a way to allow disclosure of such information described in clauses (a) through (c) to the extent doing so would not, as determined based on the advice of the Company’s legal counsel (which may be in-house), reasonably be likely to violate any Law or result in the loss of such a privilege.  All information provided by the Company pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated December 10, 2018 between the Company and Parent, as amended hereby (the “Confidentiality Agreement”).

(b)                                 The Confidentiality Agreement is hereby amended, as of the date of this Agreement to allow, without the consent of the Company or its affiliates, Parent and its affiliates to use and disclose the Confidential Information and information about the Transaction (as each such terms is defined in the Confidentiality Agreement) in connection with (A) the Debt Financing and (B) regulatory filings and communications with Governmental Entities required in connection with the Transactions.

(c)                                  At or prior to the Closing, the Company shall use commercially reasonable efforts to deliver or cause to be delivered unaudited quarterly interim financial statements for any period ended at least 45 days prior to the Closing Date, including the applicable comparison period, which will have been reviewed by the Company’s independent accountants; provided, that, notwithstanding the foregoing, in any event, prior to the Closing Date, the Company shall use its reasonable best efforts to deliver or cause to be delivered unaudited quarterly interim financial statements for the quarter ended March 31, 2019, including the applicable comparison period, which will have been reviewed by the Company’s independent accountants.

(d)                                 At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent via secure file transfer or one or more flash drives containing (in a readable and otherwise reasonably acceptable format) complete and accurate copies of (1) the contents of the Company’s virtual data room established at RR Donnelley’s Venue (available at https://wwwna2.dfsvenue.com/p/2018009581/_layouts/v01/rrdsunprogs/documentlibrary.aspx#/docLib) that has been used for due diligence in connection with the Mergers (the “Data Room”) as at 11:59 p.m. Eastern Time on April 6, 2019, and (2) separately identified, each document added to the Data Room after such time; provided, however, that, in lieu of delivering the documents referenced in this sentence via secure file transfer or flash drives, the Company may, at its option, maintain the Data Room such that, as of immediately after the Closing, the Data Room contains all of (x) the materials that has been included in the Data Room for due diligence purposes in connection with the Merger as at 11:59 p.m. Eastern Time on April 6, 2019 and (x) each document added to the Data Room after such time.

(e)                                  From and after the Closing, Parent will, and will cause the Surviving Company and their respective Representatives to, provide the Stockholder Representative and its Representatives with reasonable access during normal business hours, upon reasonable notice and in such a manner so as to not unreasonably interfere with the normal operations of the business, to the personnel and books and records of the Company with respect to periods or occurrences prior to the Closing Date that are necessary in connection with any Proceeding or for Tax or financial reporting obligations, in each case, subject to the execution of customary work paper access letters if reasonably requested by Parent’s accountants.

SECTION 6.03              Efforts to Close; Regulatory Filings; Notification.

(a)  Without limiting any other clause of this Section 6.03, Parent, Purchaser, Sub and the Company shall each use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary consents, (ii) the defending of any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  Notwithstanding anything to the contrary in this Agreement, the Company shall not, and shall cause the Company Subsidiaries not to, and Parent, Purchaser and Sub shall not be required to, directly or indirectly, make or agree to any payments or other consideration to any third party, or agree to modify the terms of any Contract, waive any right or grant any concession, in each case, to obtain any consent or release, except that (i) the Company may elect to pay cash amounts that will be paid in full prior to the Closing Date and the payment of which is fully reflected in the calculation of the Closing Merger Consideration, and (ii) the parties shall pay normal filing or recordation fees payable to a Governmental Entity.

(b)                                 Each of Parent and the Company shall, as promptly as practicable but in any event not more than ten (10) days after the date hereof, file, or cause to be filed, all required notification and report forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) in connection with the Transactions.  Parent and the Company shall each use reasonable best efforts to, (i) respond as promptly as practicable to (x) all inquiries received from the FTC or the Antitrust Division in respect of the filings referred to in the immediately preceding sentence and (y) any request for information or documentary materials following such filings and (ii) cause the waiting period under the HSR Act to terminate or expire at the earliest possible date; provided, however, that Parent shall not, without the prior written consent of the Stockholder Representative and the Company, take any action pursuant to this Section 6.03 that would bind the Company to take any action (including paying money or entering into any other obligation) irrespective of whether the Closing occurs.  Notwithstanding anything in this Agreement to the contrary, in no event shall Parent or any of its affiliates be required, and in no event shall the Company or any of its affiliates or its or their respective Representatives be permitted, to (i) propose, negotiate, commit to and effect, by consent decree, hold separate order, undertaking or otherwise, the sale, divestiture, lease, license or disposition of businesses, product lines or assets of Parent or the Parent Subsidiaries (including, after the Closing, of the Company and the Company Subsidiaries), (ii) terminate existing relationships, contractual rights or obligations of Parent or the Parent Subsidiaries (including, after the Closing, of the Company and the Company Subsidiaries), (iii) agree to any conditions or restrictions with respect to the assets or operations of Parent or the Parent Subsidiaries (including, after the Closing, of the Company and the Company Subsidiaries) or (iv) otherwise take or commit to take actions that after the Closing Date would limit Parent’s or the Parent Subsidiaries’ (including, after the Closing, of the Company’s and the Company Subsidiaries’) freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of Parent or the Parent Subsidiaries (including, after the Closing, of the Company and the Company Subsidiaries), in each case as may be required in order to permit the consummation of the Transactions.

(c)                                  [Reserved]

(d)                                 Parent further agrees that it shall not, and shall not permit any of its subsidiaries to, directly or indirectly, acquire or agree to acquire any assets, business or any person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Entity necessary to consummate the contemplated transactions, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Law, (ii) increase the risk of any Governmental Entity entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the contemplated transactions or (iii) otherwise delay or impede the consummation of the contemplated transactions.

(e)                                  Parent, on the one hand, and the Company, on the other hand, will furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filings or notifications necessary under the provisions of the HSR Act, any applicable foreign competition law or as contemplated by Section 6.03(d); provided, however, that in no event will Parent be required to share with the Company any information that (I) does not relate to the Company and the Company Subsidiaries, (II) reveals Parent’s valuation or negotiating strategy with respect to the Transactions, or (III) is otherwise confidential or proprietary information of Parent or any of its Subsidiaries, and in no event will Company be required to share with Parent any information that reveals Company’s valuation or negotiating strategy with respect to the Transactions.

(f)                                   Parent and the Company shall each exercise reasonable best efforts to keep the other apprised of the status of matters relating to the filings, notices and requests contemplated or required by this Section 6.03.  In that regard, prior to the Closing, each of the Company and Parent shall, as promptly as practicable, consult with the other with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other (or its counsel) copies of), all filings, notices, requests for approval or consent made by it with any Governmental Entity pursuant to this Section 6.03 or any other information supplied by it to, or correspondence with, a Governmental Entity in connection with its obligations described above in this Section 6.03.  In respect of any such filings, notices or requests, each of the Company and Parent shall,  as promptly as practicable, inform the other, or if in writing, furnish the other with copies, or, in the case of material oral communications, advise the other orally, of any communication from any Governmental Entity regarding any of such filings, notices or requests, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity in respect of any such filing, notice or request.  None of the Company and Parent shall participate in any meeting with any Governmental Entity in connection with any such filing, notice or request (or make oral submissions at meetings or in telephone or other conversations in respect thereto) unless it consults with the other in advance and to the extent permitted by such Governmental Entity gives the other the opportunity to attend and participate thereat.  Each of the Company and Parent shall furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to such filings, notices and requests, and furnish the other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of such filings, notices or requests.  Notwithstanding anything to the contrary in this Section 6.03(f), in no event will Parent be required to share with the Company any information that (I) does not relate to the Company and the Company Subsidiaries, (II) reveals Parent’s valuation or negotiating strategy with respect to the Transactions, or (III) is otherwise confidential or proprietary information of Parent or any of its Subsidiaries, and in no event will Company be required to share with Parent any information that reveals Company’s valuation or negotiating strategy with respect to the Transactions.  Moreover, no party shall be required to provide the other party with any information that it reasonably considers to be competitively sensitive; provided, that in such circumstance, the disclosing party shall provide the information to the receiving party’s external legal counsel on an “external counsel only basis” (prior to doing so, the disclosing party may seek an assurance from the receiving party’s external legal counsel that it will not provide such information to the receiving party) and, where reasonably necessary and practicable, shall provide a redacted version to the receiving party.

(g)                                  The Company shall give prompt notice to Parent, and Parent, Purchaser or Sub shall give prompt notice to the Company, of the discovery of the occurrence, or failure to occur, of any change, condition or event which discovery, change, condition, occurrence or failure would cause (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to a condition in Section 7.02(a) or Section 7.03(a), as applicable, not being satisfied as of the Closing, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which failure would give rise to a condition in Section 7.02(b) or Section 7.03(b), as applicable, not being satisfied as of the Closing.  Notwithstanding anything to the contrary herein, (A) no notification, or other investigation or knowledge of Parent or any of its Representatives shall affect or be deemed to modify any representations or warranties of the Company set forth in this Agreement (or the Company Disclosure Letter) for the conditions to the obligations of Parent to consummate the Transactions or the remedies available to the parties hereunder and (B) the failure to give notice under Section 6.03(g)(i) will be deemed to be a breach of a covenant if and only if the Company knowingly and willfully fails to provide such notice; provided, that the foregoing limitation shall not modify or in any way limit the right of any Parent’s Indemnified Person to seek indemnification for a breach of the underlying representation or warranty.

SECTION 6.04              Public Announcements.  So long as this Agreement is in effect, Parent, Purchaser and Sub, on the one hand, and the Company, on the other, shall not issue any press release or make any public statement with respect to the Mergers or this Agreement without the prior written consent of Company or Parent, respectively (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.  The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the written approval of each of, the Company and Parent.

SECTION 6.05              Benefits.

(a)  For the one-year period following the Closing Date (the “Covered Period”), Parent shall or shall cause the Parent Subsidiaries (including the Surviving Company) to provide to each individual employed by the Company or a Company Subsidiary as immediately prior to the Closing Date (each a “Company Employee”), during his or her employment with Parent or its subsidiary, (i) a base salary or wage rate that is no less than the base salary or wage rate provided to such Company Employee by the Company and the Company Subsidiaries immediately prior to the First Effective Time and (ii) other compensation and employee benefits that are substantially comparable in the aggregate to those Parent provides to its similarly situated employees during such period (excluding any transaction, retention or change in control bonuses and benefits under any defined benefit pension, retiree welfare, non-qualified deferred compensation, equity-based incentive compensation or any similar plan, program or agreement).

(b)                                 During the Covered Period, with respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any Parent Subsidiary (including the Surviving Company) (excluding any defined benefit pension, retiree welfare, non-qualified deferred compensation, equity-based incentive compensation or any similar plan, program or agreement), for purposes of determining eligibility to participate and vesting and solely with respect to severance, vacation and paid time-off plans, for benefit accrual purposes, each Company Employee’s service with the Company or any of the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) to the extent such service was recognized by the Company or such Company Subsidiary immediately prior to the First Effective Time, shall be treated as service with Parent or any of the Parent Subsidiaries (including the Surviving Company); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)                                  During the Covered Period, Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Company) to use reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the First Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the First Effective Time.

(d)                                 Parent shall establish an equity-based retention bonus program for Company Employees in respect of the value and in the manner specified in Section 6.05(d) of the Parent Disclosure Letter (the “Parent Retention Program”).  Parent shall grant awards to the eligible Company Employees with respect to the Parent Retention Program on or about July 1, 2019, on the terms and conditions set forth in the Section 6.05(d) of the Parent Disclosure Letter, and the vesting of the recipients with respect to such awards shall begin on the Closing Date.

(e)                                  From and after the Second Effective Time, Parent shall, or shall cause the Company to, pay any employee bonuses pursuant to the annual cash incentive program of the Company that are accrued and unpaid as of the Closing Date with respect to any Company Employee as such bonuses become payable in accordance with and subject to the terms and conditions of such annual cash incentive program in effect as of the Closing Date and identified on Section 6.05(e) of the Company Disclosure Letter, but only to the extent such bonuses are included as Closing Indebtedness and the employer portion of any related payroll or similar Taxes are included as Current Liabilities in Closing Net Working Capital.

(f)                                   If requested by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall take all necessary action (including the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Closing Date, and subject to the consummation of the Transactions, any Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”). The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the Company 401(k) Plan, which amendments, notices and other documents will be subject to Parent’s prior review and approval (not to be unreasonably withheld, conditioned or delayed), and prior to the Closing Date, the Company shall provide Parent with the final documentation evidencing that the Company 401(k) Plan has been terminated.

(g)                                  Prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain from (i) each individual listed on Annex 3.03(c) to the Company Disclosure Letter or identified on Section 3.03(b) of the Company Disclosure Letter as having entered into an agreement with the Company regarding performance-based equity grants and (ii) each Optionholder who will hold Options that (after giving effect to Section 2.04(a)(i)) will remain unvested and be cancelled at the Effective Time (such options, the “Cancelled Options”), a written consent and waiver of all claims arising from or related to (x) in the case of clause (i), any unissued Company equity awards or Options (“Unissued Awards”) or (y) in the case of clause (ii), any Cancelled Options, in each case, in a form approved by Parent (such approval not to be unreasonably withheld, conditioned or delayed). Additionally, the Company shall take such action as necessary to accelerate the vesting in accordance with Section 2.04(a)(i), as of the First Effective Time, of any Shares held by a Continuing Employee that are subject to vesting or forfeiture conditions.

(h)                                 Nothing contained in this Section 6.05, or any other provision of this Agreement, shall be construed to create any third-party beneficiary rights in any employee or former employee (including any dependent thereof) of the Company or any Company Subsidiary or any of their affiliates or any person other than the parties to this Agreement, or any right to employment or continued employment for any specified period or to a particular term or condition of employment with Parent, the Company or any of their subsidiaries or affiliates, or to limit the ability of Parent, Purchaser, Sub, the Company or any of their subsidiaries or affiliates to terminate the employment of any employee (including any Company Employee) at any time and for any reason or to establish, amend or modify any benefit plan, program, agreement or arrangement or alter or limit Parent’s, the Surviving Company’s or any of their subsidiaries’ ability to amend, modify or terminate any benefit plan, program, agreement or arrangement.

SECTION 6.06              Tax Matters.

(a)                                 All stock transfer, real estate transfer, documentary, sales, use, stamp, registration, recording, value added and other similar Taxes incurred in connection with the First

Merger (“First Merger Transfer Taxes”) shall be borne by the party responsible for such Transfer Taxes under applicable Law. All stock transfer, real estate transfer, documentary, sales, use, stamp, registration, recording, value added and other similar Taxes incurred in connection with the Second Merger (“Second Merger Transfer Taxes”) shall be borne 50% by Parent and 50% by the Securityholders.  The party responsible under applicable Law for filing any Tax Return with respect to the First Merger Transfer Taxes or Second Merger Transfer Taxes shall, at its own expense, prepare and file such Tax Returns.

(b)                                 Intended Tax Treatment.

(i)                                     The Company, Parent, Purchaser and Sub intend that the First Merger and the Second Merger, will be considered together as a single integrated transaction for U.S. federal income tax purposes, and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of the Company and Parent are parties pursuant to Section 368(b) of the Code. Except as provided in the penultimate sentence of this Section 6.06(b), each of the Company, Parent, Purchaser and Sub shall, and shall cause its respective affiliates to, use its reasonable best efforts to cause the First Merger and the Second Merger to so qualify, and none shall take any action, or fail to take any action, that could reasonably be expected to prevent or impede the Mergers from so qualifying.  Except as provided in the penultimate sentence of this Section 6.06(b)(i), each of the Company, Parent, Purchaser and Sub shall, and shall cause its respective affiliates to, file all Tax Returns consistent with such treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with the U.S. federal income Tax Returns of the Company and Purchaser for the taxable year that includes the Mergers), and take no position inconsistent with such treatment (whether in audits, Tax Returns or otherwise) unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).  Notwithstanding the foregoing covenants, the parties hereby acknowledge and agree that Parent shall not be required to make any payments in Parent Common Stock under this Agreement other than those payments specified in Section 2.02(e)(i) and Section 2.02(f)(v) (and, by extension, Section 9.07), and in the event the aggregate Parent Common Stock (valued at the Parent Common Stock Value) received by the holders of Company Capital Stock in respect of their Company Capital Stock in the First Merger (for the avoidance of doubt, excluding any such Parent Common Stock forfeited pursuant to the terms of this Agreement and the Escrow Agreement) is less than forty percent (40%) of the value of the aggregate consideration paid (or deemed paid for applicable income Tax purposes) to such holders in respect of their Company Capital Stock under this Agreement (including payments pursuant to Section 2.02(d)(ii), Section 2.06 and Section 9.02, and valuing the Parent Common Stock at the Parent Common Stock Value), none of the parties shall be required to file any Tax Returns or take any position in accordance with the Intended Tax Treatment. Each of the parties further agrees to notify the other party as promptly as practicable of any challenge to the Intended Tax Treatment by any Governmental Entity.

(ii)                                  The Company, Parent, Purchaser and Sub intend to treat, and hereby adopt, this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which each of the Parent and the Company are to be parties under Section 368(b) of the Code.

(c)                                  At the Closing, the Company shall have delivered to Parent in a form reasonably satisfactory to Parent, an affidavit of the Company duly executed by a responsible corporate officer of the Company under penalties of perjury, issued pursuant to and in compliance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and dated as of the Closing Date, certifying that an interest in the Company has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the five (5) year period ending on the Closing Date (or if shorter, the longest period in which interests in the Company were held by any of its present holders).  The parties hereto agree and consent that after the Closing, Parent shall cause the Company to provide notice of such certification to the U.S. Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(d)                                 Parent shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns of the Company and the Company Subsidiaries for Pre-Closing Tax Periods that, unless filed prior to the Closing Date, are first due after the Closing Date (taking into account applicable extensions) (“Parent Prepared Returns”), and subject to terms of this Agreement, including Parent’s rights to indemnification for Seller Taxes, Parent shall timely pay any Taxes shown on such Tax Returns.  Parent Prepared Returns, including any Tax Return of the Company or any Company Subsidiary for a taxable period that includes (but does not end on) the Closing Date, shall be prepared on a basis consistent with prior positions and practices of the Company or Company Subsidiary, as applicable, except to the extent Parent reasonably determines that it is otherwise required by applicable Law.  In the case of any Parent Prepared Return that (1) is an income Tax Return of the Company, or (2) shows Taxes for which the Securityholders are required to indemnify Parent’s Indemnified Persons pursuant to Section 9.01, Parent shall deliver a draft of such Parent Prepared Return to the Stockholder Representative at least twenty (20) days (or, for non-income Taxes, such shorter period as is reasonable taking into account the due date, taxable period and Taxes at issue) prior to the due date (taking into account applicable extensions) for the filing of such Parent Prepared Return to Stockholder Representative for review and comment.  Within fifteen (15) Business Days of receipt of any such Parent Prepared Return, the Stockholder Representative shall notify Parent of any comments to such Parent Prepared Return and Parent shall incorporate any reasonable comments with respect to any item related to Taxes the Securityholders are responsible for in accordance with this Agreement provided by the Stockholder Representative in good faith prior to filing such Parent Prepared Return. To the extent the Stockholder Representative agrees that any portion of Taxes shown as due on a Parent Prepared Return constitute Seller Taxes, Parent and the Stockholder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to pay Parent or the Company (as directed by Parent) within three (3) Business Days, or, if later, five (5) Business Days prior to the due date (after giving effect to extensions), an amount equal to such agreed Seller Taxes plus any reasonable and documented out-of-pocket the third party expenses for the preparation of such Parent Prepared Return that is for a taxable period that ends on or prior to the Closing Date. If and to the extent Parent and the Stockholder Representative do not agree that Taxes shown as due on a Parent Prepared Return constitute Seller Taxes or the Escrow Funds are insufficient to satisfy the agreed Seller Taxes, Parent shall initiate an indemnification claim pursuant to Section 9.01 for such Seller Taxes plus any reasonable and documented out-of-pocket third party expenses for the preparation of such Parent Prepared Return that is for a taxable period that ends on or prior to the Closing Date.

(e)                                  Prior to the final determination of the Final Merger Consideration pursuant to Article 2 of this Agreement (and thereafter, to the extent such action could reasonably be expected to reduce amounts payable to (or give rise to an indemnification obligation for)

Securityholders pursuant to this Agreement), the Parent’s Indemnified Persons and, following the First Effective Time, the Company and Company Subsidiaries, will not (and will not permit their affiliates to) (i) except for the Parent Prepared Returns prepared and filed in accordance with Section 6.06(d), file any Tax Returns of the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period, (ii) amend any Tax Return that was prepared and filed in accordance with Section 6.06(d), (iii) make or change any Tax election or change any method of accounting of or with respect to the Company or any Company Subsidiary that has retroactive effect to a Pre-Closing Tax Period, (iv) initiate examinations or voluntary disclosures with any Tax authority regarding Taxes of the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period (provided nothing in this Section 6.06(e), clause (iv) shall restrict or prevent Parent and its Affiliates from complying with applicable Law with respect to a Post-Closing Tax Period), or (v) engage in any transaction on the Closing Date after the Closing outside the ordinary course of the Company’s business other than any actions taken in connection with the Transactions, in each such case except (A) with the prior written consent of Stockholder Representative (which will not be unreasonably withheld, delayed, or conditioned) or (B) if such action could not reasonably be expected to form the basis for a claim of indemnification against the Securityholders pursuant to Section 9.01. For the avoidance of doubt, it shall be unreasonable for the Stockholder Representative to withhold, delay or condition consent to any action that is required by applicable Law.

(f)                                   If either the Stockholder Representative, on the one hand, and any of the Parent’s Indemnified Persons or any of their affiliates (including, following the First Effective Time, the Company and any Company Subsidiary), on the other hand, receives notice of any Third Party Claims, inquiries, assessments, audits or similar events with respect to Taxes of the Company or any Company Subsidiary or the Intended Tax Treatment (any such Third Party Claim, inquiry, assessment, audit or similar event, a “Tax Contest”) then each such party shall promptly notify the other upon receipt of written notice thereof (but any failure to so notify the other party shall not relieve such other party from any liability with respect to such Tax Contest other than to the extent such party was materially prejudiced thereby).  With respect to any such Tax Contest that the Stockholder Representative does not or cannot elect to control pursuant to Section 9.03: (i) Parent shall permit the Stockholder Representative to participate in such Tax Contest (using counsel of its own choosing) with respect to matters in such Tax Contest for which the Securityholders could reasonably be expected to have any liability (including pursuant to this Agreement), (ii) Parent shall keep Stockholder Representative reasonably informed of all material developments on a timely basis with respect to any such matters in such Tax Contest, and (iii) Parent shall not enter into any settlement of, otherwise compromise or abandon any such matters in such Tax Contest without the prior written consent of Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.  In the event of any conflict or overlap between the provisions of this Section 6.06(f) and Section 9.03, the provisions of this Section 6.06(f) shall control.

(g)                                  After the date hereof, the Company, Stockholder Representative, Parent’s Indemnified Persons and their respective affiliates shall each provide the other (or cause the other to be provided) with reasonable access to all relevant documents, data and other information, properties, books, records and auditors to the extent reasonably necessary for the purpose of financial reporting, preparation of Tax Returns, supporting the Intended Tax Treatment, responding to any audit by any Taxing Authority or replying to any Third Party Claim or any claim or demand by any Governmental Entity concerning the Parent, the Company, any Company Subsidiary or their respective affiliates relating to Taxes.  Each such party shall reasonably cooperate with all reasonable requests the other party makes in connection with contesting the imposition of any Taxes and reporting the Tax treatment of the Transactions.

(h)                                 In the case of any taxable period of the Company or any Company Subsidiary for any Straddle Period, the amount of any Taxes attributable to the Pre-Closing Tax Period shall (i) in the case of ad valorem or property Taxes, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period before and including the Closing Date and the denominator of which is the total number of calendar days in the Straddle Period, and (ii) in the case of all other Taxes, be determined based on an interim closing of the books as of the end of the day on the Closing Date.

SECTION 6.07              D&O Indemnification.

(a)  Parent shall, to the fullest extent permitted by Law, cause the Surviving Company to honor all the Company’s obligations to indemnify (including all obligations to advance funds for expenses) the current or former (in each case, as of the First Effective Time) directors or officers of the Company as of the date of this Agreement (the “D&O Indemnified Persons”) for acts or omissions by such directors or officers occurring prior to the First Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws or individual indemnity agreements made available to Parent prior to the date hereof, and such obligations shall survive the Mergers and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company Bylaws and such individual indemnity agreements as of the date hereof for a period of not less than six (6) years from the First Effective Time.

(b)                                 Prior to the First Effective Time, the Company shall obtain and fully pay (as a Transaction Expense) the premium for a non-cancelable “tail” policy extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for the benefit of each person covered by the directors’ and officers’ insurance policies of the Company in effect as of the date of this Agreement, for a claims reporting or discovery period of at least six (6) years from and after the First Effective Time with respect to any claim related to any period of time at or prior to the First Effective Time.

(c)                                  In the event that Parent, the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall use reasonable best efforts to ensure that the successors and assigns of Parent, the Company or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.07.

(d)                                 The provisions of this Section 6.07 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by contract or otherwise.  This Section 6.07 may not be amended, altered or repealed after the First Effective Time without the prior written consent of the affected D&O Indemnified Person.

SECTION 6.08              Fees and Expenses.

(a)  Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with the Mergers and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

(b)                                 Notwithstanding anything to the contrary in this Agreement, each of Parent and the Company shall be responsible for fifty percent (50%) of (w) the filing fees associated with the filing of the HSR Act notification and report form and any filings with or notifications required under foreign competition laws that are required under or contemplated by Section 6.03 and any expenses, including attorneys’ fees and expenses, of Parent relating to such filings and notifications, (x) any Second Merger Transfer Taxes, (y) the fees and expenses of the Escrow Agent relating to the Escrow Agreement and (z) any fees related to obtaining any third-party consents in connection with the Transactions.

SECTION 6.09              Stockholder Representative.

(a)  By virtue of the approval of the Mergers and this Agreement by the Securityholders and without any further action of any of the Securityholders or the Company, Fortis Advisors LLC will act as Stockholder Representative and as the true and lawful attorney-in-fact and exclusive agent for all purposes under this Agreement and the Escrow Agreement.  As promptly as practicable after the date of this Agreement, the Company will exercise its rights under Section 3 of the Voting Agreement to request each holder of Company Capital Stock to execute and deliver an instrument confirming the appointment of Fortis Advisors LLC as the Stockholder Representative and agreeing to be bound by the provisions of this Section 6.09.

(b)                                 The Stockholder Representative shall have the authority, for and on behalf of Securityholders (except for the holders, if any, of Appraisal Shares) to take such actions and exercise such discretion as are required of the Stockholder Representative pursuant to the terms of this Agreement, the Stockholder Representative Engagement Agreement or the Escrow Agreement, and any such actions shall be binding on each such holder and shall include the following: (i) to execute the Escrow Agreement on behalf of such holder; (ii) to receive, hold and deliver to Parent Certificates and any other documents relating thereto on behalf of such holder; (iii) to give and accept communications and notices on behalf of such holder; (iv) to defend, negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to, claims against such holder; (v) to defend, negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to, any claims or disputes related to this Agreement and the Escrow Agreement on behalf of such holder; (vi) to receive payments on behalf of such holder due and owing pursuant to this Agreement and acknowledge receipt thereof; (vii) to amend, supplement, change or waive any provision hereof or of the Escrow Agreement; (viii) to receive service of process on behalf of such holder in connection with any claims under this Agreement, the Escrow Agreement or any related document or instrument; (ix) to determine whether the conditions to the Company’s obligations have been satisfied, including waiving any such conditions if the Stockholder Representative in its sole discretion determines that such waiver is appropriate; and (x) to take any and all actions necessary or appropriate in the sole discretion of the Stockholder Representative to accomplish any of the foregoing.  Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Securityholders, except as expressly provided herein, in the Escrow Agreement and in the Stockholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholder Representative in any other ancillary agreement, schedule, exhibit or the Company Disclosure Letter. As the representative of such holders, the Stockholder Representative shall act as agent for each such holder and shall have authority to bind each such holder in accordance with the terms of this Agreement and the Escrow Agreement, and Parent, Purchaser and Sub may rely (without independent investigation or further evidence of any kind) on such appointment and authority. The powers, immunities and rights to indemnification granted by the Securityholders to the Stockholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Escrow Funds.

(c)                                  Certain Securityholders have entered into an engagement agreement (the “Stockholder Representative Engagement Agreement”) with the Stockholder Representative to provide direction to the Stockholder Representative in connection with its services under this Agreement, the Escrow Agreement and the Stockholder Representative Engagement Agreement (such Securityholders, including their individual representatives, collectively the “Advisory Group”). Neither the Stockholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholder Representative Group”) shall be liable to any Securityholder for any act done or omitted to be taken as Stockholder Representative except expressly as set forth herein.  Each person who immediately prior to the First Effective Time was a Securityholder and who received, or is entitled to receive, the Merger Consideration shall, in proportion to the number of shares and Options held as compared to the total number of such shares and Options outstanding (and with respect to any such Options, only to the extent of such proportionate share of the Escrow Funds), indemnify, defend and hold harmless the Stockholder Representative Group from and against all losses, liabilities, claims, damages, fees, fines, costs, judgments, amounts paid in settlement or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) incurred or suffered by the Stockholder Representative Group as a result of, or arising out of, or relating to any and all actions taken or omitted to be taken by the Stockholder Representative under this Agreement, the Escrow Agreement or the Stockholder Representative Engagement Agreement or in connection with the incurrence, payment, discharge or settlement of any of the obligations of such holders (collectively the “Stockholder Representative Expenses”), except for any such Stockholder Representative Expenses that arise on account of the Stockholder Representative’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final adjudication.  Such Stockholder Representative Expenses may be recovered first, from the Stockholder Representative Expense Fund, second, from any distribution of the Escrow Funds otherwise distributable to the Securityholders at the time of distribution, and third, directly from the Securityholders.  None of the Stockholder Representative Group shall be liable to any person who immediately prior to the

First Effective Time was a Securityholder in respect of such arrangements or actions or omissions in connection therewith, except to the extent that such acts or omissions constitute gross negligence or willful misconduct. The Securityholders acknowledge that the Stockholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Stockholder Representative Engagement Agreement or the Transactions.  Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions.

(d)                                 A decision, act, consent or instruction of the Stockholder Representative under or relating to this Agreement shall constitute a decision for all persons who immediately prior to the First Effective Time were Securityholders, and shall be final, binding and conclusive upon each such person, and each such person’s successors as if expressly confirmed and ratified in writing by such person, and all defenses which may be available to any person to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement, the Escrow Agreement, or the Stockholder Representative Engagement Agreement are waived.  The Parent Parties and their Related Persons may rely (without independent investigation or further evidence of any kind) upon any such decision, act, consent, notice, communication or instruction of such Stockholder Representative as being the decision, act, consent, notice, communication or instruction of each such person.  The Parent Parties and their Related Persons are hereby relieved from any and all liability to any person for any acts done by (i) the Stockholder Representative or (ii) them in accordance with or based upon any decision, act, consent, notice, communication or instruction of the Stockholder Representative.  The Stockholder Representative shall be entitled to: (i) rely upon the Funding Consideration Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

(e)                                  If Fortis Advisors LLC resigns or becomes unable to serve as Stockholder Representative, other person or persons may be designated by the holders of a majority of the shares of Company Common Stock and In-the-Money Options, and such person or persons shall succeed as the Stockholder Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement or the Escrow Agreement.

(f)                                   On the Closing Date, Parent shall pay to the Stockholder Representative by wire transfer to an account or accounts designated by the Stockholder Representative in writing at least two Business Days prior to the Closing Date, immediately available funds in the amount of $500,000 (the “Stockholder Representative Expense Fund Amount”).    The Stockholder Representative Expense Fund Amount shall be held by the Stockholder Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Stockholder Representative for any Stockholder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Stockholder Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Stockholder

Representative Expense Fund”). The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholder Representative Expense Fund other than as a result of its gross negligence or willful misconduct.  The Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Stockholder Representative Expense Fund, and has no tax reporting or income distribution obligations. The Securityholders will not receive any interest on the Stockholder Representative Expense Fund and assign to the Stockholder Representative any such interest. Subject to Advisory Group approval, the Stockholder Representative may contribute funds to the Stockholder Representative Expense Fund from any consideration otherwise distributable to the Securityholders. As soon as reasonably determined by the Stockholder Representative that the Stockholder Representative Expense Fund is no longer required to be withheld, the Stockholder Representative shall distribute the remaining Stockholder Representative Expense Fund (if any) to the Exchange Agent and/or Parent, as applicable, for further distribution to the Securityholders in accordance with their Pro Rata Shares.

SECTION 6.10              Financing.

(a)                                 Each of Parent, Purchaser and Sub shall use their respective reasonable best efforts to consummate and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter (as replaced, amended, supplemented, modified, waived or superseded to the extent not prohibited by Section 6.10(b)) on a timely basis to facilitate the Closing when required by this Agreement, including: (i) to maintain in effect the Debt Commitment Letter until the Closing has occurred (other than to the extent amended or replaced in accordance with its terms and subject to Section 6.10(b)), (ii) enforce its rights under the Debt Commitment Letter or any alternate Debt Financing, and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (or on the terms of the definitive documentation related to any alternate Debt Financing).  In the event that all the conditions contained in the Debt Commitment Letter have been satisfied (or upon funding will be satisfied), each of Parent, Purchaser and Sub shall use their respective reasonable best efforts to cause the Debt Financing Sources party to the Debt Commitment Letter to comply with their respective obligations, including to fund the Debt Financing at the Closing (and in any event on or prior to the Outside Date).  Each of Parent, Purchaser and Sub shall use reasonable best efforts to comply with their respective obligations, and use reasonable best efforts to enforce their respective rights, under the Debt Commitment Letter, in each case in a timely and diligent manner.

(b)                                 None of Parent, Purchaser or Sub shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Debt Commitment Letter or Debt Financing Agreements without the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion), to the extent such amendments, modifications or waivers would reasonably be expected to impose new or additional conditions precedent to the Debt Financing or otherwise expand, amend or modify any of the conditions precedent to the Debt Financing in a manner that would be reasonably expected to (A) prevent or delay or impair the ability of Parent, Purchaser and Sub to consummate the Transactions to be consummated on the Closing Date pursuant to this Agreement, (B) adversely impact the ability of Parent, Purchaser or Sub to enforce its rights or remedies against the other parties to the Debt Commitment Letter or Debt Financing Agreements (or, if applicable, any documentation related to an alternate Debt Financing) or (C) make the funding of the Debt Financing on the Closing Date or satisfaction of the conditions precedent to obtaining the Debt Financing on the Closing Date materially less likely to occur; provided, that, for the avoidance of doubt, Parent may also amend (or amend and restate) the Debt Commitment Letter, the Debt Fee Letter and any fee credit or discount and engagement letters or any Debt Financing Agreements to add lenders, lead arrangers, bookrunners, syndication agents or any person with similar roles or titles who had not executed the Debt Commitment Letter as of the date hereof and amend titles, allocations and fee sharing arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities) in all material respects in accordance with the terms of the Debt Commitment Letter as in effect on the date hereof. Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver of any of the Debt Commitment Letter or the Debt Financing Agreements.  Parent shall release or consent to the termination of the obligations of the lenders and other Persons under the Debt Commitment Letter or Debt Financing Agreements, except for replacements of the Debt Commitment Letter with alternative financing commitments pursuant to Section 6.10(c).

(c)                                  In the event that any portion of the Debt Financing becomes unavailable in the manner contemplated in the Debt Commitment Letter (other than as a result of the termination of the Debt Commitment Letter pursuant to the terms thereof), Parent shall reasonably promptly so notify the Company.  Upon the occurrence of any circumstance referred to in the preceding sentence, Parent, Purchaser and Sub shall use their respective reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions or other persons (which such alternative financing shall be in an amount, when combined with Parent’s, Purchaser’s and Sub’s other sources of funds, equal to not less than the Merger Consideration) on terms and conditions that are not less favorable to Parent, Purchaser and Sub than those in the Debt Commitment Letter as in effect on the date hereof.  In the event any new Debt Commitment Letter is obtained as permitted or required in accordance herewith, (A) any reference in this Agreement to the “Debt Financing” means the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced pursuant to this Section 6.10, and (B) any reference in this Agreement to the “Debt Financing Agreements” or the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter that is not superseded in accordance herewith by a new Debt Commitment Letter at the time in question and the new Debt Commitment Letter to the extent then in effect.

(d)                                 Parent shall (i) furnish the Company complete, correct and executed copies of any alternative financing agreement entered into in accordance (in each case of the foregoing, in the case of any fee letters, to the extent required by the terms of the applicable Debt Commitment Letter, redacted in a manner consistent with the Debt Fee Letter) promptly upon their execution, (ii) without limiting the generality of the immediately following subclause (iii), give the Company reasonably prompt written notice, of (A) any breach of which any of Parent, Purchaser or Sub is or becomes aware by any party of any of the Debt Commitment Letter, any alternative financing commitment, the Debt Financing Agreements, or any alternative financing agreement entered into in accordance with this Section 6.10 or any termination thereof and (B) if Parent, Purchaser or Sub or any of their respective Representatives receives (1) any written notice or (2) other written communication, in each case from any Debt Financing Source with respect to any actual breach, default, termination or repudiation by any party to any of the Debt Commitment Letter or Debt

Financing Agreements of any provisions of the Debt Commitment Letter or Debt Financing Agreements (in each case of the foregoing subclauses (A) and (B), provided, however, subject to the rules of discovery otherwise applicable, that none of Parent, Purchaser or Sub shall be required to provide any information that is privileged if Parent, Purchaser or Sub (as applicable) shall have used its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable rule or risk waiver of such privilege), and (iii) otherwise, promptly upon request of the Company, keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (or any alternative financing under this Section 6.10).

(e)                                  Subject to Section 6.02 and Section 6.02(f), the Company shall provide, shall cause the Company Subsidiaries to provide, and shall use its reasonable best efforts to cause any Representatives retained by the Company or any Company Subsidiary to provide customary and necessary cooperation, at Parent’s sole expense, in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent, including (i) making appropriate senior executive officers and additional employees of the Company and the Company Subsidiaries reasonably available for participation in meetings, due diligence sessions, presentations, sessions with rating agencies and prospective financing sources, (ii) executing and delivering any pledge and security documents (which will not be effective until the Closing Date) and otherwise, (iii) facilitating the pledging of collateral, (iv)  using reasonable bet efforts to obtain accountants’ legal opinions, as reasonably requested by Parent, including issuant any customary representations letters to accountants, (v) using reasonable best efforts to satisfy the conditions precedent set forth in the Debt Commitment Letter or any definitive documentation with respect to the Debt Financing, to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company, (vi) reasonably promptly responding to any diligence inquiries of the lenders in such Debt Financing, (vii) furnishing Parent and its financing sources with such financial and operating data and other information with respect to the Company and the Company Subsidiaries as is reasonably requested by Parent or any prospective lender to Parent and is customarily required for completion of debt financings similar to the Debt Financing and (viii) providing and executing documents as may be reasonably requested by Parent, including (A) documents requested by Parent or its financing sources relating to the repayment of the existing Indebtedness of the Company and the Company Subsidiaries and the release of related Liens, including the Payoff Letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such Indebtedness, and (B) at least four (4) Business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer,” anti-money laundering rules and regulations, including the Patriot Act, and applicable beneficial ownership regulations in each case for this clause (B) requested by the Debt Financing Sources and which request is received by the Company in writing at least ten (10) days prior to the Closing Date; provided, however, that neither the Company nor any of its Subsidiaries shall be required to pledge any assets as collateral, pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Closing.  Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any Company Subsidiary (including reasonable attorneys’ fees, but excluding all fees incurred in connection with the preparation, review, audit and delivery of historical financial statements) in connection with any cooperation contemplated by this Section 6.10 (the “Debt Financing Cooperation Expenses”).  Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Debt Financing, arrangement of the Debt Financing and any information utilized in connection therewith (other than with respect to any historical information provided by the Company or its subsidiaries and except to the extent such losses, damages, costs or expenses arise from the gross negligence or willful misconduct of the company or any of its subsidiaries or any of their respective Representatives).

(f)                                   Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.10): (i) nothing in this Agreement (including this Section 6.10) shall require any such reasonable best efforts to the extent that it would (a) require the Company or any of the Company Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses in connection with the Debt Financing that are not contingent upon the Closing or incur any actual or potential liability or obligation or give any indemnities in connection with the Debt Financing that are not contingent upon the Closing, (b) unreasonably interfere with the ongoing business or operations of the Company and the Company Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries, (c) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate the Company’s or any Company Subsidiary’s Company Charter, Company Bylaws or comparable charter and organizational documents, as applicable, or any Laws, (d) require the Company or any of the Company Subsidiaries to enter into or approve any financing prior to the Closing, (e) result in any significant interference with the prompt and timely discharge of the duties of any of the Company’s executive officers or senior management, (f) result in or reasonably be expected to result in any officer or director of the Company or any Company Subsidiary or any Representative of any of the foregoing incurring personal liability that with respect to any matters relating to the Debt Financing, (g) require any of the Company or the Company Subsidiaries to consent to the pre-filing of UCC-1 financing statements or any other grant of Lien or other encumbrances prior to the Closing, (h) require any of the boards of directors (or equivalent bodies) of the Company or any of the Company Subsidiaries to enter into any resolutions or take similar action to approve or authorize the execution thereof or (i) require the Company or any Company Subsidiaries to provide (w) any financial information (other than the financial statements referenced in Section 3.06(a)) concerning the Company that the Company does not maintain in the ordinary course of business, (x) any other information with respect to the Company not reasonably available to the Company under its current reporting systems, (y) trade secrets or information to the extent that the provision thereof would violate any law, rule or regulation, binding agreement, fiduciary duty, or any obligation of confidentiality (so long as such confidentiality obligation was not entered into in contemplation of this Agreement or to obtain the Debt Financing) binding upon, or waive any privilege that may be asserted by the Company or any of its affiliates or (z) any information to the extent that the provision thereof would impact the position taken in any consolidated, combined or unitary tax return filed by the Company or any of the Company Subsidiaries, or affect in any way the Company’s obligation to file, or assertion that it is not obligated to file, any such tax return and (ii) none of the Company or any of the Company Subsidiaries or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect to the Debt Financing in connection therewith in the event the Closing does not occur.

(g)                                  Parent, Purchaser and Sub acknowledge and agree that, notwithstanding the Company’s obligations under this Section 6.10, neither the obtaining of the Debt Financing (or any alternative Debt Financing) nor the performance by any party to any Debt Commitment Letter of its obligations thereunder is a condition to the Closing, and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing or an alternative Debt Financing, subject to the applicable conditions set forth in Section 7.01 and Section 7.02.

SECTION 6.11              No Solicitation.  Prior to the Closing, the Company shall not, and shall cause each of its affiliates not to, and shall use reasonable best efforts to cause its and its affiliates’ respective Representatives not to, solicit, initiate or engage in negotiations with, or provide any material information to, any person (other than Parent and its affiliates and Representatives), concerning any merger, sale of substantial assets, sale of Equity Interests or similar transactions involving the Company or the Company Subsidiaries or a substantial portion of their assets, or enter into any agreement with respect thereto.

SECTION 6.12              Section 280G.  Prior to the Closing Date, the Company shall: (i) obtain waivers from each person who has or may have a right to any payments or benefits that could reasonably be expected to constitute “excess parachute payments” (within the meaning of Section 280G of the Code) as a result of or in connection with the Transactions of the right to some or all of such any payments or benefits so that no remaining portion of the payments or benefits will be of any “excess parachute payment” (within the meaning of Section 280G of the Code); and (ii) solicit the approval of the Stockholders in a manner that complies with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code of all payments or benefits (including payments and benefits waived pursuant to the preceding clause) that would, as a result of, or in connection with, Transactions, be deemed to constitute “excess parachute payments.”  To the extent required to comply with the provisions of the preceding sentence, the Company shall deliver, among other items, to its stockholders a disclosure statement intended to satisfy the stockholder approval requirements of Section 280G(b)(5)(B) of the Code.  The form of waiver, solicitation of approval, and disclosure materials shall be subject to the prior review and approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed.

SECTION 6.13              Accredited Investor Status.  Promptly after the date hereof, Company shall request each Securityholder to deliver all documentation, in form and substance reasonably acceptable to Parent, necessary to determine whether or not such Securityholder is an Accredited Investor, including the accredited investor questionnaire attached to Exhibit I (collectively, the “Investor Suitability Documentation”).  If a Securityholder fails to properly deliver the Investor Suitability Documentation at least five (5) Business Days prior to the Closing, such Securityholder shall be deemed an “Unaccredited Investor” for purposes of this Agreement.  If a Securityholder properly delivers the Investor Suitability Documentation at least five (5) Business Days prior to the Closing, Parent shall determine in good faith, based on the information provided by such Securityholder in the Investor Suitability Documentation and any further documents provided by such Securityholder to Parent, whether such Securityholder is an “Accredited Investor” or an “Unaccredited Investor” for purposes of this Agreement and provide the Company with written notice of such determinations.

SECTION 6.14              Securities Law Exemption.  Parent and the Company shall use their reasonable best efforts to cause the issuance of all shares of Parent Common Stock contemplated by this Agreement in connection with the Mergers to qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue sky” laws.

ARTICLE VII
Conditions to Closing

SECTION 7.01              Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligation of each party to consummate the Transactions is subject to the satisfaction or waiver as of the First Effective Time of the following conditions:

(a)                                 Stockholder Approval.  The Company shall have obtained the Company Stockholder Approval.

(b)                                 No Injunctions or Restraints.  No Judgment issued by any Governmental Entity of competent jurisdiction restraining or preventing the consummation of the Transactions (including the Mergers) shall be in effect.

(c)                                  No Illegality.  No Law shall have been enacted, enforced or deemed applicable to the Transactions (including the Mergers) that has the effect of making the consummation of the Mergers or the other Transactions illegal.

(d)                                 Waiting Periods.  The waiting period (and any extension thereof) required under the HSR Act shall have expired or been terminated.

SECTION 7.02              Conditions to Obligations of Parent, Purchaser and Sub.  The obligations of Parent, Purchaser and Sub to consummate the Transactions and effect the Merger are further subject to the satisfaction, or waiver by Parent or Sub in their sole discretion, as of the Closing of the following conditions:

(a)                                 Representations and Warranties.  (i) Each of the representations and warranties of the Company set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.16 (collectively, the “Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except (x) in the case of Section 3.03 for any de minimis inaccuracies and (y) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date) and (ii) all other representations and warranties contained in Article III in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than in the case of this clause (ii) for such failures to be so true and correct that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  For the purposes of determining the satisfaction of the condition in clause (ii) of the immediately preceding sentence, the representations and warranties of the Company shall be deemed not qualified by any references therein to materiality generally or to any qualification as to Company Material Adverse Effect or similar qualification.

(b)                                 Performance of Obligations of the Company.  The Company shall have duly performed or complied with, in all material respects, all covenants, obligations and conditions required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)                                  Company Material Adverse Effect.  Since the date hereof, no Event has occurred or arisen that has had, or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

(d)                                 Closing Deliveries.  Prior to or at the Closing, the Company shall have delivered or caused to be delivered to Parent the following:

(i)                                     the Payoff Letters;

(ii)                                  final invoices reflecting the Transaction Expenses;

(iii)                               duly executed resignations, effective as of the First Effective Time, of each director and officer of the Company and each Company Subsidiary as Parent may have requested in writing no later than five (5) Business Days prior to the Closing Date;

(iv)                              a certificate dated as of the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company to the effect that the conditions in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

(e)                                  Escrow Agreement.  The Escrow Agent and the Stockholder Representative shall have delivered to Parent the Escrow Agreement, duly executed on behalf of the Escrow Agent and the Stockholder Representative and dated as of the Closing Date.

SECTION 7.03              Conditions to Obligations of the Company.  The obligation of the Company to consummate the Transactions is further subject to the satisfaction or waiver by the Company as of the First Effective Time of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of Parent, Purchaser and Sub set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.10  and Section 4.14(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except (x) in the case of Section 4.02 for any de minimis inaccuracies and (y) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date) and (ii) all other representations and warranties contained in Article IV of this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than in the case of this clause (ii) for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  For the purposes of determining the satisfaction of the condition in clause (ii) of the immediately preceding sentence, the representations and warranties of Parent, Purchaser and Sub shall be deemed not qualified by any references therein to materiality generally or to any qualification as to Parent Material Adverse Effect or similar qualification.

(b)                                 Performance of Obligations of Parent and Sub.  Parent and Sub shall have performed or complied with, in all material respects, all covenants, obligations and conditions required to be performed by them under this Agreement at or prior to the Closing.

(c)                                  Parent Material Adverse Effect.  Since the date hereof, no Event has occurred or arisen that has had, or would reasonably be expected to have a Parent Material Adverse Effect that is continuing.

(d)                                 Closing Deliveries.  Prior to or at the Closing, Parent shall have delivered or caused to be delivered to the Company a certificate dated as of the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent to the effect that the conditions in Section 7.03(a), Section 7.02(b) and Section 7.03(c) have been satisfied.

(e)                                  Escrow Agreement.  Parent shall have delivered to the Stockholder Representative the Escrow Agreement, duly executed on behalf of Parent and dated as of the Closing Date.

ARTICLE VIII
Termination, Amendment and Waiver

SECTION 8.01              Termination.  This Agreement may be terminated at any time prior to the First Effective Time, whether before or after receipt of the Company Stockholder Approval (except pursuant to Section 8.01(a), by written notice by the terminating party to the other parties):

(a)                                 by mutual written agreement of Parent and the Company;

(b)                                 by either Parent or the Company:

(i)                                     if the Mergers are not consummated on or before August 7, 2019 (the “Outside Date”), unless the failure to consummate the Merger is caused primarily by a breach of any representation or warranty, or failure to fulfill, perform or comply with any obligation, covenant, or agreement under this Agreement by the party seeking to terminate this Agreement;

(ii)                                  if any Governmental Entity of competent jurisdiction issues a Judgment or takes any other action permanently enjoining, restraining or otherwise prohibiting the Mergers and such Judgment or other action shall have become final and nonappealable; or

(iii)                               if any Law shall have been enacted, enforced or deemed applicable to the Transactions, including the Mergers, that has the effect of making the Transactions illegal.

(c)                                  by Parent, if the Company fails to obtain, and deliver to Parent, the Company Stockholder Approval in accordance with Section 6.01 within twenty-four (24) hours after the execution of this Agreement;

(d)                                 by Parent, if the Company breaches or fails to perform under this Agreement (including one or more inaccuracies of any of its representations or warranties), which breach or failure to perform (i) would (if not cured) give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) cannot be or has not been cured in a manner that would fulfill the applicable conditions set forth in Section 7.01 or Section 7.02 within thirty (30) days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement, which breach would (if not cured) give rise to the failure a condition set forth in Section 7.01 or Section 7.03); or

(e)                                  by the Company, if Parent breaches or fails to perform under this Agreement (including one or more inaccuracies of any of its representations or warranties), which breach or failure to perform (i) would (if not cured) give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and (ii) cannot be or has not been cured in a manner that would fulfill the applicable conditions set forth in Section 7.01 or Section 7.03 within thirty (30) days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement, which breach would (if not cured) give rise to the failure a condition set forth in Section 7.01 or Section 7.02).

SECTION 8.02              Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than (i) Section 6.02(b), Section 6.04, Section 6.08, this Section 8.02 and Article X (except for Section 10.09 with respect to (x) specific performance of the obligations to consummate the Transactions and (y) any other obligations which have become void and without effect upon termination of this Agreement), which provisions shall remain in full force and effect and survive such termination, and (ii) that termination shall not relieve any party for any material breach of this Agreement prior to such termination.

SECTION 8.03              Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the Stockholders without the further approval of such Stockholders; provided, further, that pursuant to Section 6.09, the Stockholder Representative will be entitled to approve such amendment on behalf of the Securityholders, (b)  notwithstanding anything to the contrary contained in this Agreement, Section 6.10(a), Section 10.06, Section 10.07, Section 10.10 and this Section 8.03 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 6.10(a), Section 10.06, Section 10.07, Section 10.10 and this Section 8.03) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources and (c) except as provided above, no amendment of this Agreement by the Company shall require the approval of the Stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04              Extension; Waiver.  At any time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement.  Subject to the proviso in Section 8.03, no extension or waiver by the Company shall require the approval of the Stockholders.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  No waiver in any one instance shall be deemed a further or continuing waiver of any such term, covenant, representation or warranty in any other instance.

SECTION 8.05              Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of the Company, action by the Company Board or the duly authorized designee of the Company Board and in the case of Parent, Purchaser or Sub, action by its board of directors or sole member, as applicable.  Termination of this Agreement prior to the First Effective Time shall not require the approval of the Stockholders.

ARTICLE IX
Indemnification

SECTION 9.01              Parent’s Indemnification.  Subject to the limitations set forth in this Article IX, from and after the Closing, Parent, Purchaser, Sub, the Surviving Company and each of their respective Representatives (collectively, “Parent’s Indemnified Persons”) shall be indemnified, defended and held harmless by the Securityholders severally, but not jointly, in accordance with such Securityholder’s Pro Rata Share from and against, any and all Losses incurred or paid to the extent resulting from or arising out of:

(a)                                 any inaccuracy or breach of any representation or warranty of the Company set forth in Article III (or any certificate specifically required to be delivered by the Company pursuant to this Agreement) as modified by the Company Disclosure Letter (in each case, without regard and without giving effect to any “material,” “materiality” or “Company Material Adverse Effect” or similar standard or qualification contained therein (as if such standard or qualification were deleted from such representation or warranty));

(b)                                 any breach or nonfulfillment of, or failure to comply with, any covenant, agreement or other obligation of the Company set forth in this Agreement to be performed wholly prior to the Closing as modified by the Company Disclosure Letter;

(c)                                  consideration paid to holders of Appraisal Shares exceeding the portion of the Merger Consideration attributable to such Appraisal Shares and all Losses incurred by any Parent’s Indemnified Persons in connection with the proceedings related to any such exercise of appraisal rights and resolution thereof;

(d)                                 (i) any material breach by the Stockholder Representative of any covenant or agreement of the Stockholder Representative set forth in this Agreement or (ii) any claim by any Securityholder arising from any action or omission of the Stockholder Representative in such capacity;

(e)                                  any Transaction Expenses or Closing Indebtedness to the extent not paid or satisfied by or on behalf of the Company or any Company Subsidiary at or prior to the Closing;

(f)                                   all Seller Taxes;

(g)                                  the matter set forth on Schedule 9.01(g);

(h)                                 the matters set forth on Schedule 9.01(h); and

(i)                                     the Proceedings set forth on Schedule 9.01(i).

SECTION 9.02              Securityholders’ Indemnification.  Subject to the limitations set forth in this Article IX, from and after the Closing, the Stockholder Representative, the Securityholders and their respective Representatives (the “Securityholders’ Indemnified Persons”) shall be indemnified, defended and held harmless by Parent, Sub and the Surviving Company from and against any and all Losses incurred or paid to the extent resulting from or arising out of:

(a)                                 any inaccuracy or breach of any representation or warranty of the Parent, Purchaser or Sub set forth in Article IV (or any certificate specifically required to be delivered by Parent, Purchaser or Sub pursuant to this Agreement) as modified by the Parent Disclosure Letter; and

(b)                                 any breach or nonfulfillment of, or failure to comply with, any covenant, agreement or other obligation of Parent or Sub set forth in this Agreement.

SECTION 9.03              Defense of Third Party Claims.

(a)  If any legal proceedings shall be instituted or any claim is asserted by any third party that is not party to this Agreement (a “Third Party Claim”) against an Indemnified Party in respect of which any party to this Agreement may have an obligation to indemnify such Indemnified Party, the Indemnified Party shall give the party from whom indemnity is sought (the “Indemnifying Party”) written notice thereof to within 20 days after receipt by such Indemnified Party of notice of the Third Party Claim and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third-Party Claim and the amount of the claimed Losses, together with all documents and materials supporting such claim as are reasonably available to the Indemnified Party, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent (i) the Indemnifying Party is materially prejudiced thereby or (ii) if such notice is delivered after the expiration of the survival period in Section 9.05(a) applicable to the matter set forth in such notice.  Notwithstanding the foregoing, with respect to any notices to be delivered pursuant to this Section 9.03, such notices shall be delivered (x) to Parent in the event that the Indemnified Party is a Securityholders’ Indemnified Person and (y) to the Stockholders Representative in the event that the Indemnified Party is a Parent’s Indemnified Person.

(b)                                 If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled, upon written notice to the Indemnified Party within 30 days of receipt of a notice from the Indemnified Party properly delivered in accordance with Section 9.03(a), to assume the defense thereof at its expense and with counsel selected by the Indemnifying Party; provided that (i) such counsel is not reasonably objected to by the Indemnified Party and (ii) in order for the Indemnifying Party to assume the defense of such Third Party Claim, (x) the amount of potential indemnification available to the Indemnified Party under this Article IX (after taking into account the limitations in Section 9.06) with respect to such Third Party Claim (net of the amount of any other pending claims against the Indemnifying Party or the Escrow Funds, if applicable) must exceed 50% of the Losses reasonably likely to arise from such Third Party Claim and (y) with respect to any Tax Contest, such Third Party Claim relates solely to Taxes for which the Indemnifying Party has an indemnification obligation under this Agreement.  Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in such defense but the Indemnifying Party shall not be liable to the Indemnified Party for any expenses legal expenses subsequently incurred by the Indemnified Party in connection with such participation; provided that notwithstanding anything herein to the contrary, the Indemnifying Party shall bear the reasonable fees, costs and expenses of separate counsel of the Indemnified Party if (i) the Indemnified Party shall have reasonably concluded, based upon reasonable advice of outside counsel, that (A) there may be a conflict of interest (including one or more legal defenses or counterclaims available to it which are different from or in addition to those available to the Indemnifying Party) that would make it inappropriate, in the reasonable judgment of the Indemnified Party, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, or (B) the Third Party Claim seeks nonmonetary relief which, if granted, could materially and adversely affect the Indemnified Party or its affiliates (and in such case of this clause (B) the Indemnified Party may elect to assume such defense), (ii) the Indemnifying Party shall not have (A) employed counsel reasonably satisfactory to such Indemnified Party within a reasonable time after notice of such Third Party Claim is received by the Indemnifying Party and (B) continued to diligently conduct the defense of such Third Party Claim or (iii) the Third Party Claim involves a dispute with any Governmental Entity.  The assumption of the defense of any Third-Party Claim by the Indemnifying Party can be made with a reservation of the right to contest the right of the Indemnified Party to be indemnified with respect to such claim under this Agreement.

(c)                                  If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, the Indemnifying Party and the Indemnified Party shall cooperate in the defense and prosecution thereof.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party, upon reasonable advance notice and during normal business hours, of all pertinent records and information that are reasonably required by the Indemnifying Party for the defense of such Third Party Claim, and making appropriate employees on a mutually convenient basis available upon reasonable advance notice and during normal business hours to provide additional information and explanation of any material provided hereunder.

(d)                                 The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before compromising, discharging or entering into any settlement of, or ceasing to defend against, any Third Party Claim (with such approval not to be unreasonably withheld, conditioned or delayed); provided, however, that, other than with respect to a Tax Contest, such approval of the Indemnified Party shall not be required if (i) there is no finding or admission of any violation of Law or the violation of any rights of any party, (ii) the sole relief provided is monetary damages that are paid by the Indemnifying Party concurrently with the settlement, compromise or discharge and (iii) such settlement, compromise or discharge releases the Indemnified Party and its Related Persons fully, completely and irrevocably from all Losses in connection with such Third Party Claim and does not impose or purport to impose any obligation or restriction on such Indemnified Party.  The Indemnifying Party’s consent to any settlement of a Third-Party Claim shall not be used as evidence of the truth of the allegations in any Third-Party Claim or the merits of such Third-Party Claim.  Furthermore, the existence of any Third-Party Claim shall not create a presumption of any breach by a party to this Agreement of any of its representations, warranties or covenants set forth in this Agreement.

(e)                                  Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).

(f)                                   Notwithstanding anything herein to the contrary, if (x) the Indemnifying Party does not assume control of the defense of any Third Party Claim as provided in this Section 9.03, (y) at any subsequent date the Indemnifying Party is not diligently prosecuting the defense with counsel that is reasonably satisfactory to the Indemnified Party of any Third Party Claim or (z) the Third Party Claim seeks nonmonetary relief which, if granted, could materially and adversely affect the Indemnified Party, the Indemnified Party shall have the right to defend such Third Party Claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party, subject, in the case of clause (z), to the consent of Parent or the Stockholder Representative, as applicable, which consent will not be unreasonably withheld, delayed or conditioned (and thereafter the Indemnifying Party will reimburse the Indemnified Party therefor as promptly as practicable, in accordance with this Section 9.03).

SECTION 9.04              Other Claims.  A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by the party seeking indemnification hereunder (the “Indemnified Party”) to (x) Parent in the event that the Indemnified Party is a Securityholders’ Indemnified Person and (y) the Stockholders Representative in the event that the Indemnified Party is a Parent’s Indemnified Person, in each case, in writing with reasonable promptness, alleging in good faith a breach of any representation, warranty or covenant or other right to indemnification and setting forth the obligation with respect to which the claim is made and, with reasonable specificity to the extent known, the facts giving rise to and the alleged basis for such claim and, to the extent reasonably estimable, an estimate of the amount of the Losses (or if known, the amount of the Losses) asserted by reason thereof (an “Indemnification Claim Notice”), but any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent (i) the Indemnifying Party is materially prejudiced thereby or (ii) such notice is delivered after the expiration of the survival period in Section 9.05(a) applicable to the matter set forth in such notice.  In the event the Indemnifying Party disputes its obligation to indemnify the Indemnified Party under this Article IX, the Indemnifying Party shall have 30 days after receipt of an Indemnification Claim Notice under this Section 9.04 to give written notice of such objection, and (with reasonable specificity) the grounds therefor.  If the Indemnifying Party delivers an Indemnification Claim Notice, then the Indemnified

Party and the Indemnifying Party shall attempt in good faith to resolve any such objections raised by the Indemnifying Party in such Indemnification Claim Notice.  No payment on the disputed portion of the claim will be made to the Indemnified Party until such dispute is resolved, whether by adjudication of such matter, agreement between the Indemnified Party and the Indemnifying Party or otherwise.  If the Indemnified Party and the Indemnifying Party agree to a resolution of such objection, then a writing setting forth the matters conclusively determined by the Indemnified Party and the Indemnifying Party shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto.

SECTION 9.05              Survival.

(a)                           The representations and warranties of each party contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date, at which time such representations and warranties shall terminate and thereafter be of no force and effect; provided that the Fundamental Representations and the representations and warranties set forth in Section 3.09 shall survive until ninety (90) days following the expiration of the applicable statute of limitations.  All covenants and agreements contained herein shall remain in full force and effect for a period of twelve (12) months following the Closing Date, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which shall remain in full force and effect until performed in accordance with this Agreement.  The date on which any representation, warranty, covenant or agreement expires or terminates hereunder is referred to herein as a “Survival Expiration Date”.  Any claim for indemnity under Section 9.01 or Section 9.02 with respect to any representation, warranty, covenant or agreement must be asserted in writing on or prior to the applicable Survival Expiration Date.

(b)                                 Notwithstanding Section 9.05(a), a party’s rights to indemnification under this Article IX, and the other provisions of this Article IX, shall not terminate with respect to any claim with respect to which the Indemnified Party has delivered (x) an Indemnification Claim Notice to the Indemnifying Party in accordance with Section 9.04 or (y) a notice with respect to a Third Party Claim to the Indemnifying Party in accordance with Section 9.03, in each case, prior to the applicable Survival Expiration Date; in which case such claim and the applicable representation, warranty, covenant, agreement or right to indemnification under this Article IX shall survive until the full and final resolution of the matters covered by all such notices related thereto.

(c)                                  Notwithstanding anything herein to the contrary, the rights of Parent’s Indemnified Persons to be indemnified pursuant to (i) Section 9.01(c) shall expire on the Appraisal Share Expiration Date, (ii) Section 9.01(g) shall expire on the eighteen (18) month anniversary of the Closing Date; (iii) Section 9.01(d), Section 9.01(e), Section 9.01(h) and Section 9.01(i) shall expire on the twelve (12)-month anniversary of the Closing Date; and (iv) Section 9.01(f) shall expire on the date that is ninety (90) days following the expiration of the applicable statute of limitations; provided, that any indemnification claim that is asserted in accordance with this Agreement on or before the applicable expiration date by proper written notice in accordance with this Article IX shall continue to be subject to indemnification hereunder until the resolution of such indemnification claim in accordance with this Article IX.

SECTION 9.06              Indemnification Limitations.  Notwithstanding anything to the contrary in this Agreement:

(a)                                 (i) None of Parent’s Indemnified Persons may assert any claim for Losses under Section 9.01(a) (A) unless the Losses with respect to such claim or series of directly related claims exceeds two hundred fifty thousand dollars ($250,000) (in which case all of such Losses shall be recoverable, or shall count toward the Deductible (as defined below), in accordance with this Article IX) and (B) unless and until the aggregate amount of the Losses with respect to all such claims by such Parent’s Indemnified Persons under this Agreement exceeds two million five hundred thousand dollars ($2,500,000) (the “Deductible”), and then Parent’s Indemnified Persons may recover Losses only for the excess of such aggregate Losses over the Deductible, provided that none of the limitations on remedies in this Section 9.06(a)(i) shall apply to (x) any claim relating to any breach or inaccuracy of one or more Fundamental Representations or the representations and warranties in Section 3.09 (Taxes) (or, in each case, Losses related thereto), (y) any claim by Parent’s Indemnified Persons in connection with Fraud by the Company or any claim by Securityholders’ Indemnified Persons in connection with Fraud by Parent or (z) any claim by Securityholders’ Indemnified Persons in connection with Parent’s payment of the Merger Consideration.

(ii)                                  In no event shall the aggregate liability of the Securityholders for (A) any claim pursuant to Section 9.01(a) solely with respect to Fundamental Representations or the representations and warranties in Section 3.09 (Taxes) or any claim pursuant to Section 9.01(f) exceed the Final Merger Consideration actually received by the Securityholders and (B) any claim pursuant to (x) Section 9.01(a) with respect to any of the other representations and warranties of the Company set forth in Article III or (y) Sections 9.01(b) — 9.01(e), 9.01(h) and 9.01(i) exceed the amount of the Escrow Funds.  Recovery from the Escrow Funds shall be the sole and exclusive remedy of Parent’s Indemnified Persons for claims pursuant to (1) Section 9.01(a), except for claims pursuant to Section 9.01(a) solely with respect to Fundamental Representations and the representations and warranties set forth in Section 3.09 (Taxes) and (2) Sections 9.01(b) — 9.01(e), 9.01(h) and 9.01(i).

(iii)                               Any and all payments to any Parent’s Indemnified Person pursuant to this Article IX shall be made first from the Escrow Funds (in accordance with Section 9.07(a)(iii)); provided that if the Stockholder Representative or any Securityholder is entitled to receive payment pursuant to this Article IX or Section 2.02(d), such Parent’s Indemnified Party may set-off against any such liability to the Stockholder Representative or Securityholder, any amounts of Losses to which such Parent’s Indemnified Party is entitled pursuant to this Article IX (without regard to the amount of remaining Escrow Funds).  Notwithstanding anything to the contrary in this Agreement, from and after the Closing, no Parent’s Indemnified Person shall have any liability to any Securityholders’ Indemnified Persons in respect of, and no Securityholders’ Indemnified Person shall have (and each Securityholders’ Indemnified Person hereby irrevocably and unconditionally waives and agrees not to assert) any right (whether at law or in equity, based in Contract, tort or otherwise) against, or recourse to, any Parent’s Indemnified Person in respect of any amounts paid by any Securityholder Indemnified Person to any Parent Indemnified Person as a result of any indemnification claim made under this Agreement.

(b)                                 Nothing in this Article IX shall be deemed to override any obligations with respect to the mitigation of damages under applicable Law.  The amount of any Losses for which indemnification is provided for under this Article IX shall be offset by any amounts actually recovered in cash by the Indemnified Party as a result of any indemnification by any third party with respect to such Losses and any insurance proceeds or other amounts received by the Indemnified Party from third parties with respect to such Losses (net of the deductibles, coinsurance, costs of recovery or other expenses incurred by such Indemnified Party in obtaining any such amounts, indemnification and proceeds).  Parent and the Company agree to (and agree to cause the other applicable Indemnified Party to) use commercially reasonable efforts (which shall not include the initiation of any litigation proceedings) to mitigate any Losses, including to make any claims for insurance; provided that the Indemnified Party shall not be required to maintain any insurance.  Notwithstanding the proviso in the preceding sentence, Parent shall not, and shall cause the Surviving Company not to, terminate any fully pre-paid insurance policies in place prior to the Closing prior to the expiration of such policy; provided, that, for the avoidance of doubt, Parent shall not be required to incur any expense to maintain any such insurance policies.

(c)                                  Any indemnification payments made pursuant to Section 9.01 or Section 9.02 shall be treated as an adjustment to the aggregate Merger Consideration for all applicable Tax purposes, unless otherwise required by applicable Law.

(d)                                 The amount of the Loss arising out of any item included as a liability in calculating Closing Net Working Capital, as finally determined pursuant to Section 2.02, shall be calculated net of the amount so included.  The amount of the Loss arising out of any reduction in value of any Current Asset acquired at the Closing shall be calculated net of any amount specifically reserved for against the reported value of such Current Asset included in calculating Closing Net Working Capital, as finally determined pursuant to Section 2.02.  Notwithstanding anything to the contrary contained in this Agreement, none of Parent’s Indemnified Parties shall be entitled to any recovery in respect of a Loss (or a part thereof) to the extent the amount of such Loss has been taken into account as a liability in the Closing Cash, Closing Indebtedness, Closing Deferred Revenue, Closing Transaction Expenses or Closing Net Working Capital as finally determined under this Agreement resulting in a Final Merger Consideration that is lower than if such amount had not been included.

(e)                                  No party shall be entitled to make any claim for indemnification under this Article IX with respect to any Loss to the extent such Indemnified Party has been indemnified or reimbursed for such Loss under any other provision of this Agreement.

(f)                                   The parties agree that, the amount of Losses any Parent’s Indemnified Person shall be entitled to recover in each instance in which a Parent’s Indemnified Party has a valid indemnification claim pursuant to Section 9.01(g) shall be determined in accordance with the amounts and procedures set forth on Schedule 9.06(f).   Any and all payments to any Parent’s Indemnified Person pursuant to this Section 9.06(f) shall be made from the Escrow Funds.

(g)                                  Notwithstanding anything herein to the contrary, other than to the extent paid from the Escrow Funds, no Securityholder shall have any responsibility or liability for the breach of any other Securityholder.

SECTION 9.07              Release of Escrow Funds.

(a)                                 In the event that any Parent’s Indemnified Person is determined to be entitled to indemnification pursuant to Article IX of this Agreement, Parent shall be entitled to payment from the Escrow Funds in the amount of the Losses with respect to which such Parent’s Indemnified Person is entitled to indemnification.  In the event that any Parent’s Indemnified Person is determined to be entitled to recover from the Escrow Funds pursuant to Article IX, Parent and the Stockholder Representative shall promptly issue joint written instructions to the Escrow Agent authorizing distribution of the amount of such Losses to Parent or (as directed by Parent) such Parent’s Indemnified Person.

(i)                                     Promptly, but in any event within three (3) Business Days, following the date that is twelve (12) months after the Closing Date, Parent and the Stockholder Representative shall cooperate to prepare and deliver a joint instruction to the Escrow Agent to release an amount of Escrow Funds to the Exchange Agent (on behalf of the Stockholders for payment in accordance with Section 2.05) and the Surviving Company (on behalf of the Optionholders for payment in accordance with Section 2.04(b)) with an aggregate value equal to the amount, if any, by which the value of the Escrow Funds as of such date exceeds the sum of (x) the amount required to be reserved in respect of the matters set forth on Schedule 9.01(g), in accordance with the procedures set forth in Section 9.06(f), and then the amounts required to be reserved pursuant to this clause (x) shall be reduced by the amount of the damages received by the Parent’s Indemnified Parties pursuant to Section 9.06(f) prior to such date, plus (y) the Claimed Indemnity Amount (such notice, the “Initial Escrow Release Notice”).  To the extent any claims for indemnification in respect of the Claimed Indemnity Amount are resolved prior to the date that is eighteen (18) months after the Closing Date, promptly following resolution of such claims, the Stockholder Representative and Parent shall jointly instruct the Escrow Agent to release an amount of Escrow Funds to the Exchange Agent (on behalf of the Stockholders for payment in accordance with Section 2.05) and the Surviving Company (on behalf of the Optionholders for payment in accordance with Section 2.04(b)) with an aggregate value equal to the amount, if any, by which the value of the Escrow Funds which is related to such resolved claims exceeds the amount required to be reserved pursuant to clause (x) of the immediately the first sentence of this Section 9.07(a), as applicable, pursuant to the second sentence of this Section 9.07(a) or pursuant to Section 9.07(a)(i).  The term “Claimed Indemnity Amount” means the aggregate amount of Losses, as of any date, in respect of claims that have been timely asserted but not finally resolved by such date.

(ii)                                  During the period between twelve (12) months after the Closing Date and eighteen (18) months after the Closing Date, the remaining Escrow Funds (other than Escrow Funds in respect of the Claimed Indemnity Amount for claims asserted prior to twelve (12) months after the Closing Date) shall be released only in the event any Parent Indemnified Person is determined to be entitled to indemnification pursuant to Section 9.01(g).  Promptly, but in any event within three (3) Business Days, following the date that is eighteen (18) months after the Closing Date, Parent and the Stockholder Representative shall cooperate to prepare and deliver a joint instruction to the Escrow Agent to release an amount of Escrow Funds to the Exchange Agent (on behalf of the Stockholders for payment in accordance with Section 2.05) and the Surviving Company (on behalf of the Optionholders for payment in accordance with Section 2.04(b)) with an aggregate value equal to the amount, if any, by which the value of the Escrow Funds as of such date exceeds the Claimed Indemnity Amount (such notice, the “Second Escrow

Release Notice”).  Promptly following resolution of all claims for indemnification in respect of the Claimed Indemnity Amount from the Escrow Funds, the Stockholder Representative and Parent shall jointly instruct the Escrow Agent to release the Escrow Funds, as applicable, to the Exchange Agent (on behalf of the Stockholders for payment in accordance with Section 2.05) and the Surviving Company (on behalf of the Optionholders for payment in accordance with Section 2.04(b)).

(iii)                               Any amounts released from the Escrow Funds to the Exchange Agent (on behalf of the Securityholders for payment in accordance with Section 2.05), the Stockholders (in the case of distributions described in Section 9.07(a)(iii)(C)), and the Surviving Company (on behalf of the Optionholders for payment in accordance with Section 2.04(b)) shall be distributed to the Securityholders as follows: (A) any Escrow Shares shall be distributed to the Securityholders in accordance with their Escrow Stock Pro Rata Shares, (B) any Escrow Cash shall be distributed to the Securityholders in such proportions as necessary so that the quotient of (I) the sum of (x) Escrow Shares (valued at the Parent Common Stock Value) distributed to a Securityholder and (y) the Escrow Cash distributed to such Securityholder, divided by (II) the sum of (x) Escrow Shares (valued at the Parent Common Stock Value) distributed to all Securityholders and (y) the Escrow Cash distributed to all Securityholders, equals as nearly as possible such Securityholder’s Pro Rata Share of the Escrow Amount, (C) any dividends paid on Escrow Shares that were deposited in the Stock Escrow Account in respect of Company Capital Stock (other than non-taxable stock dividends, which shall remain in and become part of the Escrow Shares) shall be promptly distributed to the Stockholders in accordance with their Escrow Stock Pro Rata Shares (excluding the Escrow Stock Pro Rata Shares attributable to Options), and (D) any dividends paid on Escrow Shares that were deposited in the Stock Escrow Account in respect of Options shall be added to the Stock Escrow Account and upon release from the Stock Escrow Account shall be distributed to the Optionholders in accordance with their Escrow Stock Pro Rata Shares (excluding the Escrow Stock Pro Rata Shares attributable to Company Capital Stock).  Notwithstanding anything to the contrary in this Agreement, any release from the Escrow Funds to Parent shall first be distributed from the Escrow Cash until Four Million Dollars ($4,000,000) remains in the Escrow Cash, and thereafter any Escrow Funds released to Parent shall be on a pro rata basis between the Escrow Cash and Escrow Shares of the remaining Escrow Funds in such a manner to preserve the Securityholders’ applicable Pro Rata Share of the remaining Escrow Funds relative to the Seucrityholders’ Pro Rata Share of the Escrow Cash and the Escrow Shares as of the Closing Date.

(iv)                              Anything to the contrary in the foregoing notwithstanding, the execution and delivery of the Initial Escrow Release Notice or the Second Escrow Release Notice by the Stockholder Representative shall not prevent or otherwise impair the Stockholder Representative from disputing the Claimed Indemnity Amount or any liability in respect of claims included in the determination of the Claimed Indemnity Amount.

(b)                                 All claims for recovery for any Losses from the Escrow Funds shall be made pursuant to and in accordance with, and be governed by the terms of, this Agreement and the Escrow Agreement.  In the event of a conflict between the terms of this Agreement and the Escrow Agreement, the terms of this Agreement shall control.

SECTION 9.08              Exclusive Remedy.  Except as otherwise specifically provided in this Agreement, each party to this Agreement acknowledges and agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement and the Transactions for any Losses (including Losses from claims of breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that it may suffer, incur, or become subject to shall, in each case, be pursuant to the indemnification provisions set forth in this Article IX, other than with respect to (w) claims pursuant to the Letter of Transmittal, the Employment Agreements, the Stockholder Support Agreement or the Escrow Agreement, (w) claims under Section 10.09 for specific performance, (x) the matters covered by Section 2.02, (y) claims under applicable securities laws and (z) claims against any particular person for Fraud.  For the avoidance of doubt, nothing in this Agreement (including this Section 9.08) shall affect or limit the rights of any party with respect to any insurance policies held by such party.

ARTICLE X
General Provisions

SECTION 10.01       Notices.  All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by internationally recognized courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day), (c) received or rejected by the addressee, if sent by certified mail, return receipt requested or (d) sent by electronic mail (provided no bounce back message is received); in each case to the following addresses, facsimile numbers or electronic mail address and marked to the attention of the individual designated below (or to such other address, facsimile number or individual as a party may designate by such notice to the other parties), provided that with respect to notices delivered to the Stockholder Representative, such notices must be delivered solely via facsimile or via email:

(a)                                 if to Parent or Sub, to:

2U, Inc.
7900 Harkins Road

Lanham, MD 20706

Attention: Mark Chernis, Chief Operating Officer; Catherine Graham, Chief Financial Officer; Matthew Norden, Co-General Counsel
Fax No.: (240) 667-7844
E-mail:   mchernis@2u.com; cgraham@2u.com; mnorden@2u.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
555 11th Street, N.W.
Suite 1000
Washington, DC 20004
Attention:  Marc A. Granger

Fax No.: (202) 637-2201
E-mail:    marc.granger@lw.com

(b)                                 if to the Company, to:

Trilogy Education Services, Inc.

105 East 34th Street #225
New York, New York 10016
Attention: Dan Sommer, David Berger and Dan Berger
E-mail:   dan@trilogyed.com, david@trilogyed.com, dan.berger@trilogyed.com

With a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001-2163
Attention: Sacha Ross and Robert Sanchez
Fax No.: (212) 479-6275
E-mail:   sross@cooley.com; rdsanchez@cooley.com

(c)                                  if to the Stockholder Representative, to:

Fortis Advisors LLC

Attention:  Notice Department

Facsimile No.:  (858) 408-1843

Email: notices@fortisrep.com

With a copy (which shall not constitute notice) to:

Attention: Kayla Berkman
E-mail:   kberkman@fortisrep.com

With a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001-2163
Attention: Sacha Ross and Robert Sanchez
Fax No.: (212) 479-6275
E-mail:   sross@cooley.com; rdsanchez@cooley.com

SECTION 10.02            Definitions.  For the purposes of this Agreement:

“Accredited Investor” shall have the meaning set forth in Regulation D promulgated under the Securities Act.

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Aggregate Option Exercise Price” means the aggregate exercise price of all In-the-Money Options that are not exercised prior to the First Effective Time.

“Appraisal Share Expiration Date” means the first to occur of (i) the date on which all holders of Appraisal Shares have waived, withdrawn or otherwise lost their rights pursuant to Section 262 and (ii) the payment in full of all amounts payable with respect to the Appraisal Shares pursuant to Section 262.

“Balance Sheet Principles” means GAAP applied (to the extent consistent with GAAP) using the same accounting principles, practices, policies and methodologies used in the preparation of the Audited Balance Sheet, applied on a consistent basis with the Audited Balance Sheet,  as modified by the principles set forth on Exhibit C-1.  A sample calculation of Net Working Capital is attached hereto as Exhibit C-2.  For the avoidance of doubt, all amounts included in the sample calculation of Net Working Capital are included for illustrative purposes only.  If there are any conflicts between the Balance Sheet Principles and the example Net Working Capital calculation, the Balance Sheet Principles shall take precedence. In any event, the Balance Sheet Principles shall follow the defined terms contained in this Agreement.

“Base Consideration” means Seven Hundred Fifty Million Dollars ($750,000,000).

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.

“Cash and Cash Equivalents” means, as of the time of determination with respect to a person, the aggregate amount of cash, cash equivalents, marketable securities and cash deposits of such person, including cash and checks received by or their respective banks prior to such date whether or not cleared, determined and calculated in accordance with the Balance Sheet Principles, net of all declared and unpaid dividends or distributions, outstanding checks and wire transfers.

“Close of Business” means 11:59 p.m., New York time.

“Closing Calculation Date” means the Business Day immediately preceding the Closing Date; provided that for purposes of calculating Tax items the Closing Calculation Date shall be the Closing Date.

“Closing Merger Consideration” means, consideration in an amount equal to the (a) sum of (i) the Base Consideration, (ii) the Estimated Cash, (iii) the Aggregate Option Exercise Price and (iv) the amount, if any, by which the Estimated Net Working Capital is over the Target Net Working Capital, minus (b) the sum of (i) Estimated Indebtedness, (ii) the Estimated Deferred

Revenue Adjustment, (iii) the Estimated Transaction Expenses, (iv) the amount, if any, by which the Estimated Net Working Capital is below the Target Net Working Capital, (v) the Escrow Amount and (vi) the Stockholder Representative Expense Fund Amount.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414 of the Code or under common control under Section 4001 of ERISA.

“Company Capital Stock” means all of the issued and outstanding shares of Company Common Stock and Company Preferred Stock.

“Company Cash and Cash Equivalents” means an aggregate amount equal to the sum of (a) the consolidated Cash and Cash Equivalents of the Company and the Company Subsidiaries, (b) any Debt Financing Cooperation Expenses that, as of the Close of Business on the Closing Calculation Date, have been paid by the Company or any Company Subsidiary and for which the Company has requested reimbursement from Parent at least five (5) Business Days prior to the Closing Calculation Date and have not been reimbursed by Parent and (c) any Cash and Cash Equivalents due to the Company from universities, net of bad debt (if any), in accordance with the Balance Sheet Principles.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent in connection with the execution and delivery by the parties of this Agreement.  The Company Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in Articles III and V of this Agreement, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of Articles III and V of this Agreement solely to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, state of facts, change or effect (each, an “Event”) that, individually or in the aggregate with any other Event, has had or would reasonably be expected to have (i) a material adverse effect on the business, assets, liabilities (taken together), results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of the Company to timely perform its obligations under this Agreement, or timely consummate the Transactions; provided, however, that no Event to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Company Material Adverse Effect for purposes of clause (i):  (1) any change in the United States or foreign economies or securities or financial markets in general (including changes in interest or exchange rates); (2) any change that generally affects any industry in which the Company or any of the Company Subsidiaries operates; (3) any change arising in connection with hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage, criminal action (including any general cyber-attack not specifically targeted at the Company or any of the Company Subsidiaries), terrorism, civil unrest or military actions; (4)  any changes in GAAP or applicable Laws; (5) the failure of the Company or any Company Subsidiary to meet internal projections, forecasts, predictions, estimates or models (provided that the underlying Events giving rise to or contributing to such failure (to the extent not otherwise falling within any of the exceptions provided by clauses (1) through (4) and clauses (6) and (7)) may be taken into account in determining whether there has been or is reasonably expected to be a Company Material Adverse Effect); provided, further that this clause (5) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period); (6) compliance with the terms of this Agreement or (7) acts of God, force-majeure events or national disasters or (8) any effect resulting from the public announcement or pendency of this Agreement, except as set forth on Schedule 10.02-1; provided the exceptions in clauses (1), (2), (3) and (4) shall only apply to the extent any changes described therein do not have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to other persons in the same industry; provided, further, that the exceptions set forth in clause (6) shall not apply in connection with any non-contravention, no-consents or similar representation or warranty set forth in Article III with respect to the performance of this Agreement, or any condition as it relates to any such representation or warranty.

“Company Owned IP” means all Intellectual Property Rights owned by the Company or any Company Subsidiary.

“Company Products or Services” means those products (including computer programs and mobile applications) and/or services currently licensed (including by offering Software as a service or platform), leased to third parties, sold, provided, and/or distributed by the Company.

“Company Proprietary Software” means any Software for which the underlying Intellectual Property Rights are Company Owned IP.

“Company Registered IP” means registered copyrights and copyright applications, registered Trademarks and applications for registration of Trademarks, and issued patents, patent applications (and any patents that issues as a result of those patent applications).

“Contract” means any written contract, subcontract, letter of intent, letter of understanding, lease, sublease, license, sublicense, mortgage, indenture, note, deed, loan agreement, bond, agreement, promise, commitment, arrangement, obligation, understanding, permit, concession, franchise or other instrument.

“Current Assets” shall have the meaning given such term in Exhibit C.

“Current Liabilities” shall have the meaning given such term in Exhibit C.

“Debt Commitment Letter” means that certain Commitment Letter, dated as of the date hereof, by and among Parent and the Debt Financing Sources party thereto, together with all exhibits, annexes, schedules and attachments thereto.

“Debt Fee Letter” means the fee letter (including all exhibits, annexes, schedules and attachments thereto) executed by the Debt Financing Sources that have been redacted only with respect to the fee amounts and economic terms (including economic flex terms) that are customarily redacted in connection with merger agreements of this type; provided, that such redactions do not cover terms related to the conditionality, availability, amount or termination of the Debt Financing or other funding being made available by the Debt Financing Sources in any material respect.

“Debt Financing” means the debt financing, if any, incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Debt Financing Sources” means the entities that have committed (or may in the future commit) to provide or arrange or otherwise entered (or may in the future enter) into agreements in connection with all or any part of the Debt Financing (or any alternative or replacement Debt Financing contemplated hereby), including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Deferred Revenue” means the consolidated deferred revenue of the Company and the Company Subsidiaries, calculated in accordance with GAAP, applied (to the extent consistent with GAAP) in a manner consistent with the principles used by the Company in the preparation of the Audited Balance Sheet.

“Deferred Revenue Adjustment” means an amount which is equal to (i) seventy four percent (74%) multiplied by (ii) (x) Closing Deferred Revenue minus (y) (1) any accounts receivable due from students minus (2) the greater of (A) Five Million Dollars ($5,000,000) and (B) the product of (X) such accounts receivable multiplied by (Y) a bad debt adjustment calculated using the same bad debt assumptions used by the Company in the preparation of the Audited Balance Sheet, in each case, as of the Close of Business on the Closing Calculation Date and in accordance with the Balance Sheet Principles.

“Domain Names” means domain names, web addresses and web sites.

“Employee Option” means any Option granted to a Securityholder who was an employee of the Company or any Company Subsidiary for applicable employment Tax purposes at the time the Option was granted or at any subsequent time prior to the vesting of such Options.

“Environment” means any surface water, groundwater, land surface, subsurface strata, river sediment, plant or animal life, natural resources, air (including indoor air and ambient air) and soil.

“Environmental Laws” shall mean all applicable federal, state, local, foreign and other Laws concerning (a) the presence, use, production, labeling, testing, storage, management, handling, manufacture, generation, processing, recycling, distribution, transportation, control, clean up, treatment, disposal, emission, discharge, Release or threatened Release of, or exposure to, Hazardous Substances or (b) the regulation or protection of human health, safety, natural resources or the Environment.

“Escrow Amount” means an amount equal to Forty Million Dollars ($40,000,000) comprised of (x) Twenty Six Million Dollars ($26,000,000) in Parent Common Stock (valued at the Parent Common Stock Value) (the “Stock Escrow Amount”) and (y) Fourteen Million Dollars ($14,000,000) in cash (the “Cash Escrow Amount”), to be held in accordance with the Escrow Agreement.

“Escrow Cash” means the balance of the Cash Escrow Account.

“Escrow Cash Pro Rata Share” means, with respect to each Securityholder, the percentage set forth on the Funding Consideration Schedule under the Column labeled “Escrow Cash Pro Rata Share,” which reflects the portion of the Cash Escrow Amount funded by such Securityholder.

“Escrow Funds” means, at any given time after Closing, the balance in the Cash Escrow Account, including any interest accrued on the Cash Escrow Amount, and the Stock Escrow Account, including any dividends on the shares of Parent Common Stock contributed to the Stock Escrow Account in respect of In-the-Money Options; provided, that for purposes of any release of Escrow Funds pursuant to this Agreement, the value of a share of Parent Common Stock shall be the Parent Common Stock Value.

“Escrow Stock Pro Rata Share” means, with respect to each Securityholder, the quotient obtained by dividing (x) the number of Escrow Shares such Securityholder contributed to the Stock Escrow Account, by (y) the aggregate number of Escrow Shares all Securityholders contributed to the Stock Escrow Account, in each case as set forth on the Funding Consideration Schedule.

“Estimated Deferred Revenue Adjustment” means an amount which is equal to (i) seventy four percent (74%) multiplied by (ii) Estimated Deferred Revenue.

“Equity Interests” means any and all shares, interests, participations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exercisable for or related to or based on the value of any of the foregoing.

“Foreign Benefit Plan” means each Benefit Plan maintained outside of the United States that provides benefits in respect of any Company Personnel that is primarily based outside of the United States.

“Fraud” means actual intentional common law fraud with respect to the representations and warranties of (x) the Company set forth in Article III or any document or certificate executed and delivered by the Company pursuant to Section 7.02(d), (y) a Securityholder in any Stockholder Support Agreement, Letter of Transmittal or Investor Suitability Documentation to which such Securityholder executed and delivered in accordance with this Agreement or (z) Parent, Purchaser or Sub set forth in Article IV or any document or certificate executed and delivered by any Parent, Purchaser or Sub in accordance with this Agreement pursuant to Section 7.03(d).

“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, registration, franchise, certificate, qualification, filing, Judgment, exemption, and similar documents and authorities under any Law or issued or granted by, or filed with, any Governmental Entity.

“Hazardous Substances” shall mean any (a) chemical, substance, pollutant, contaminant, material or waste, or combination thereof, whether solid, liquid or gaseous in nature, (i) the presence of which requires investigation, clean up, removal, remediation or other corrective or remedial action under any Environmental Law, (ii) for which liability or obligations may be imposed under any Environmental Law or (iii) which are otherwise defined, listed, classified or otherwise characterized or regulated pursuant to any Environmental Law as hazardous, or toxic or as a pollutant, waste, radioactive material, petroleum, oil, contaminant or words of similar import, including any petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls or (b) other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“In-the-Money Option” means any Option with an exercise price less than the aggregate value of the portion of the Closing Merger Consideration allocable to a Common Share that is vested as of the First Effective Time (for the avoidance doubt, after giving effect to Option vesting required under Section 2.04(a)(i)).

“Indebtedness” means, with respect to the Company and the Company Subsidiaries, without duplication, and including any Liabilities for accrued and unpaid interest, accrued and unpaid commitment fees and other payment obligations (including any penalties, breakage costs, fees and premiums) thereon: (A) the principal amount of obligations or other Liabilities (1) for borrowed money or (2) evidenced by notes, debentures, bonds or other similar instruments or debt securities; (B) all Liabilities for, or obligations issued or assumed as, the deferred purchase price of property, assets or services (including, for the avoidance of doubt, any earn-outs, but excluding accounts payable arising in the ordinary course of business consistent with past practice); (C) all Liabilities created or arising under any conditional sale, consignment, title retention or similar obligations, arrangements or agreements relating to property acquired by the Company or the Company Subsidiaries (excluding accounts payable and licenses entered into in the ordinary course of business); (D) all Liabilities obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance, surety bond, performance bond or similar credit transaction to the extent such letters of credit, banker’s acceptances, surety bonds, performance bonds and similar credit transactions have been drawn upon; (E) all Liabilities or obligations for the payment of rent under capital leases that have been, or are required in accordance with GAAP to be, recorded as capital leases; (F) all Liabilities or obligations under any interest rate or currency swap transaction, cap, collar or other hedge arrangement (whether interest rate or otherwise) (valued at the termination cost thereof); (G) all Liabilities of others secured by any Lien on any asset of such person whether or not such obligation is assumed by such person; provided that, if the Company or Company Subsidiary (as applicable) has not assumed or otherwise become liable in respect of such Liabilities, such obligations shall be deemed to be in an amount equal to the lesser of (i) the amount of such Liabilities and (ii) fair market value of such property at the time of determination (as determined by the Company in good faith); (H) all Liabilities or obligations for any severance payments or benefits (including the employer portion of any related payroll or similar Taxes)

payable as a result of any termination of employment occurring prior to the Closing, excluding any amounts payable upon a “double trigger” or any actions following the Closing or at the written request of Parent; (I) all Liabilities due from the Company to universities in accordance with the Balance Sheet Principles; (J) all student deposits that were refunded to such students prior to the cutoff date (in each case, in accordance with the Balance Sheet Principles), (K) all accrued and unpaid employee bonuses and (L) obligations of the type referred to in clauses (A) through (K) above of other persons for which such person has, directly or indirectly, guaranteed the repayment or collection or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided, however, that for purposes of determining Closing Indebtedness, “Indebtedness” shall not include any intercompany indebtedness solely between or among the Company and the Company Subsidiaries.

“Intellectual Property Rights” means any intellectual property rights and other proprietary rights recognized in any jurisdiction in the world associated with (a) patents and patent applications (and any patents that issue as a result of those patent applications), including such rights in invention disclosures (“Patents”), (b) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, including such rights in original works of authorship in any medium of expression, whether or not published, (c) the protection of know-how, trade and industrial secrets and proprietary and confidential information (know-how, trade and industrial secrets and proprietary and confidential information are collectively, “Trade Secrets”), (d) other proprietary rights related to Technology, (e) logos, trademarks, trade names, service marks, including such rights in business names, brand names, certification marks, trade dress, slogans, Domain Names, and any other protected indicia of commercial source or origin, and any goodwill associated with the foregoing (“Trademarks”), (f) analogous rights to those set forth above, (g) divisions, continuations, continuations in part and counterparts claiming priority therefrom, renewals, reissuances, provisionals and extensions of the foregoing (as applicable), and (i) claims, causes of action, rights to sue for past, present and future infringement or unconsented use of any of the foregoing.

“Judgment” means any judgment, order, decree, injunction, writ, stipulation, determination, ruling, assessment or arbitration or other award entered or issued by any Governmental Entity or arbitrator.

“Key Employees” means those Company Employees set forth on Schedule 10.02(a) attached hereto.

“knowledge” means, (i) with respect to the Company, the actual knowledge, after reasonable inquiry of the direct reports of the persons set forth in Section 10.02(i) of the Company Disclosure Letter, and shall in no event encompass constructive, imputed or similar concepts of knowledge and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry of the direct reports of the persons set forth in Section 10.2(ii) of the Parent Disclosure Letter, and shall in no event encompass constructive, imputed or similar concepts of knowledge.

“Law” means any constitution, statute, law (including common law), treaty, rule, regulation, ordinance, Judgment, Governmental Authorization, directives or codes of any Governmental Entity.

“Liability” means any debt (including any Indebtedness), liability or obligation, whether known or unknown, direct or indirect, matured or unmatured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Losses” means any and all losses, Liabilities, damages, assessments, charges, Taxes, Liens, Judgments, fines, penalties, costs or expenses (including (i) reasonable attorneys’ or other professional fees and other fees, costs and expenses and (ii) all amounts paid in investigation, defense or settlement of any of the foregoing, whether or not involving a third party claim and whether incurred before, at or after the Closing); provided, however, that “Losses” shall not include any consequential, punitive or exemplary damages or losses except (x) to the extent any such damages or losses are actually awarded in any proceeding to, a third party against an Indemnified Party with respect to a matter for which such Indemnified Party is entitled to seek indemnification hereunder or (y) solely in the case of consequential damages to the extent any such damages or losses are a natural, probable and reasonably foreseeable result.

“Market Disruption Event” means, with respect to any date, (a) the failure of the Nasdaq Global Select Market to open for trading during its regular trading session on such date; or (b) the occurrence or existence, for more than one half hour period in the aggregate during the regular trading session, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Parent Common Stock or in any options contracts or futures contracts relating to the Parent Common Stock on the Nasdaq Global Select Market.

“Merger Consideration” means, consideration in an amount equal to the sum of (a) the Closing Merger Consideration, plus (b) the right to receive any Surplus Amount that is actually paid to the Securityholders pursuant to Section 2.02(d)(ii), plus (c) the right to receive any portion of the Stockholder Representative Expense Fund that is actually paid to the Securityholders pursuant to Section 6.09(f), and (d) the right to receive any Escrow Funds that its finally distributed to the Securityholders pursuant to Section 9.07.

“Net Working Capital” means Current Assets less Current Liabilities.

“Non-Employee Option” means any Option that is not an Employee Option.

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a contract that requires as a condition of its use, modification or distribution that other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, be disclosed or distributed in Source Code form, delivered at no charge or be licensed, distributed or conveyed under some or all of the terms as such contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Option Plans” means the Trilogy Education Services, LLC 2015 Long-Term Incentive Plan, the Trilogy Education Services, Inc. 2015 Long-Term Incentive Plan and the Trilogy Education Services, Inc. 2018 Equity Incentive Plan.

“Option” means an option to purchase shares of Company Common Stock granted pursuant to the Option Plans.

“Optionholder” means each of the holders of any In-the-Money Options as of immediately prior to the First Effective Time.

“Parent Common Stock Value” shall, for purposes of this Agreement, be the numerical average of the daily volume-weighted average trading price (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events) on the Nasdaq Global Select Market, as reported by Bloomberg, for one (1) share of Parent Common Stock for the ten (10) full Trading Days ending on and including the first full Trading Day immediately prior to date hereof, with each Trading Day measured from 9:30 a.m. New York time until 4:00 p.m. New York time, taking into account any adjustments made to reported trades at or prior to 4:10 p.m., New York time but excluding any after-market trades, as published by Bloomberg L.P. under its AQR function (or any other recognized quotation source mutually agreed to by Stockholder Representative and Parent if such function is not available or is manifestly erroneous).

“Parent Common Stock Closing Reference Value” shall, for purposes of this Agreement, be the numerical average of the daily volume-weighted average trading price (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events) on the Nasdaq Global Select Market, as reported by Bloomberg, for one (1) share of Parent Common Stock for the ten (10) full Trading Days ending on and including the Trading Day that is immediately preceding the Closing Date, with each Trading Day measured from 9:30 a.m. New York time until 4:00 p.m. New York time, taking into account any adjustments made to reported trades at or prior to 4:10 p.m., New York time but excluding any after-market trades, as published by Bloomberg L.P. under its AQR function (or any other recognized quotation source mutually agreed to by Stockholder Representative and Parent if such function is not available or is manifestly erroneous).

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Purchaser to the Company in connection with the execution and delivery by the parties of this Agreement.  The Parent Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in Articles IV of this Agreement, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of Articles IV of this Agreement solely to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Parent Material Adverse Effect” means any Event that, individually or in the aggregate with any other Event has had or would reasonably be expected to have (i) a material adverse effect on the business, assets, liabilities (taken together), results of operations or condition (financial or otherwise) of Parent and the Parent Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of Parent to timely perform its obligations under this Agreement, or timely consummate the Transactions; provided, however, that no Event to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Parent Material Adverse Effect for purposes of clause (i):  (1) any change in the United States or foreign economies or securities or financial markets in general (including changes in interest or exchange rates); (2) any change that generally affects any industry in which Parent or any of the Parent Subsidiaries operates; (3) any change arising in connection with hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage, criminal action (including any general cyber-attack not specifically targeted at Parent or any of the Parent Subsidiaries), terrorism, civil unrest or military actions; (4) any changes in GAAP or applicable Laws; (5) any changes in the ratings or the ratings outlook for Parent or any Parent Subsidiary by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to Parent or any Parent Subsidiary or the failure of Parent or any Parent Subsidiary to meet internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (provided that the underlying Events giving rise to or contributing to such failure (to the extent not otherwise falling within any of the exceptions provided by clauses (1) through (4) and clauses (6) and (7)) may be taken into account in determining whether there has been or is reasonably expected to be a Parent Material Adverse Effect); provided, further that this clause (5) shall not be construed as implying that Parent is making any representation or warranty with respect to any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period, (6) compliance with the terms of this Agreement or (7) acts of God, force-majeure events or national disasters or (8) any effect resulting from the public announcement or pendency of this Agreement, except as set forth on Schedule 10.02-2; provided the exceptions in clauses (1), (2), (3) and (4) shall only apply to the extent any changes described therein do not have a disproportionate adverse effect on Parent and the Parent Subsidiaries, taken as a whole, relative to other persons in the same industry; provided, further, that the exception described in clause (6) shall not apply in connection with any non-contravention, no-consents or similar representation or warranty set forth in Article IV with respect to the performance of this Agreement, or any condition as it relates to any such representation or warranty.

“Payoff Letters” means the payoff letters, in each case (i) in form and substance reasonably satisfactory to Parent, from (and duly executed by) each lender and other source of Indebtedness of the Company (other than capital leases disclosed on Schedule 10.02(b)) that will be repaid at Closing evidencing the aggregate amount of such Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) and an agreement that, if such aggregate amount of Indebtedness so identified is paid to such lender or other source of Indebtedness on the Closing Date, (x) such Indebtedness shall be repaid and extinguished in full and (y) all Liens affecting any real or personal property of the Company will be released and (ii) accompanied by appropriate forms of Lien releases.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) statutory Liens that relate to Taxes, assessments or other governmental charges (x) not yet due and delinquent as of the Closing Date, or (y) being contested in good faith and for which adequate reserves are established under GAAP, (ii) in the case of the Company Leased Real Property, applicable zoning restrictions that do not, individually or in the aggregate (x) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or the Company Subsidiaries, (y) impair in any material respect the value of such property or (z) relate to Indebtedness, (iii) easements, rights or restrictions on the use of real property that do not, individually or in the aggregate (x) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or the Company Subsidiaries or (y) impair in any material respect the value or use of such property, (iv) Liens to secure landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business for amounts that are not yet due and payable, (v) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs solely to the extent mandated under applicable Laws, (vi) Liens in favor of carriers, warehousemen, mechanics and material men, Liens to secure claims for labor, materials or supplies and other like Liens incurred in the ordinary course of business consistent with past practice for amounts not yet due and payable or for amounts being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (vii) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business and not incurred in connection with the borrowing of money, in each case, that do not, individually and in the aggregate, materially impair the present use or occupancy, or the value, of the assets subject thereto, (viii) restrictions on transfer of securities imposed by applicable securities Laws, (ix) restrictions contained in licenses to Intellectual Property Rights and (x) liens created under, in connection with or otherwise permitted under the Loan Agreements; provided, however, that as of the Closing Date, Permitted Liens shall exclude any Liens securing Indebtedness for which a Payoff Letter is required by this Agreement to be delivered at or prior to Closing.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, joint stock company, association, unincorporated organization, syndicate, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Privacy, Security and Consumer Protection Laws” means all applicable Laws and legally binding guidelines concerning the collection, receiving, processing, handling, disposal, privacy, protection, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing of Protected Information, including the following Laws and all implementing regulations or legally binding regulatory guidance promulgated thereunder, each as amended from time to time: the Family Educational Rights and Privacy Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse

Prevention Act, the Computer Fraud and Abuse Act, state data security laws, state data breach notification applicable Laws, state consumer protection laws, and any applicable Laws concerning requirements for website privacy policies and practices, call or electronic monitoring or recording of any outbound communications (including, outbound calling and text messaging, telemarketing, and e-mail marketing).

“Pro Rata Share” means, with respect to each Securityholder, the percentage set forth on the Funding Consideration Schedule under the column labeled “Pro Rata Portion” as updated from time to time by the Stockholder Representative, which is calculated in accordance with the liquidation waterfall contemplated by the Company Charter and which percentage is set forth in the spreadsheet used to derive the Funding Consideration Schedule; provided that such percentage set forth on the Funding Consideration Schedule shall be subject to update upon any distribution of Merger Consideration pursuant to Section 2.02(d) or 9.07 to reflect the liquidation waterfall contemplated by the Company Charter.

“Protected Information” means, any information that: (a) identifies (or in combination with other information may identify), relates to, describes, is capable of being associated with, or can be reasonably linked, directly or indirectly, to a natural person, including an individual’s name, address, telephone number, e-mail address, date of birth, photograph, social security number or tax identification number, credit card number, bank account number, biometric identifiers, persistent identifiers including IP address; as well as medical, health or insurance information; or (b) is “personal information”, “personal data” or similar defined term protected by one or more of the applicable Privacy, Security and Consumer Protection Laws.

“Related Person” means, with respect to a particular person, each past, present and future affiliate, beneficiary and assign of such person, any Representative of such person or affiliate, any family member of any of the foregoing, and any affiliate of any of the foregoing.

“Release” means the release, threatened release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating at, into or onto the Environment, including movement or migration through or in the Environment, whether sudden or non-sudden and whether accidental or non-accidental, or any release, emission or discharge as those terms are defined in any applicable Environmental Law.

“Representatives” of any person means such person’s affiliates and its and their respective directors, officers, employees, agents, independent accountants, financial advisors, lawyers and other advisors.

“Securityholder” means each of the Stockholders and Optionholders.

“Seller Taxes” means (a) Taxes of the Company or any Company Subsidiary for Pre-Closing Tax Periods; (b) Taxes of any other person (other than the Company or any Company Subsidiary) imposed on the Company or any Company Subsidiary (or for which the Company or any Company Subsidiary otherwise have liability for such Taxes) with respect to Pre-Closing Tax Periods (w) pursuant to Treasury Regulations Section 1.1502-6 (or any analogous state, local or foreign Law), (x) as transferee or successor, (y) pursuant to Law or any contractual arrangement or transaction entered into before the Closing Date; and (c) Transfer Taxes for which the

Securityholders are responsible pursuant to Section 6.06(a); provided that notwithstanding anything to the contrary herein, Seller Taxes shall not include: (i) any Taxes taken into account as liabilities in the calculation of Closing Net Working Capital as finally determined pursuant to Section 2.02 and specifically taken into account in determining the Final Merger Consideration in accordance with Section 2.02, (ii) any Taxes resulting from a breach by Parent’s Indemnified Persons of Section 6.06, or (iii) Transfer Taxes for which Parent is responsible pursuant to Section 6.06(a).

“Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether accessed locally or remotely, whether in Source Code or object code.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Source Code” means computer programs that are in a form that is readily suitable for review and edit by trained programmers, including related programmer comments and documentation embedded therein.

“Stockholder” means each of the holders of any shares of Company Common Stock or Company Preferred Stock, in each case, as of immediately prior to the First Effective Time.

“Stockholder Agreements” means the Amended and Restated Investors’ Rights Agreement, the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 17, 2018, by and among the Company and the persons and entities party thereto and the Voting Agreement.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least 50% of its Board of Directors or other governing body (or, if there are no such voting interests, at least 50% of the Equity Interests of which), is owned directly or indirectly by such first person.

“Target Net Working Capital” means Six Hundred Thousand Dollars ($600,000).

“Tax” or “Taxes”  means any and all taxes (whether federal, local, municipal, state, foreign, provincial, or from any other Governmental Entity), including net income, gross income, net receipts, gross receipts, profit, severance, property (tangible and intangible), abandoned or unclaimed property, escheat, inventory, production, sales, use, license, excise, occupation, franchise, employment, Medicare, social security, disability, occupation, payroll, withholding, customs duties, capital gains, alternative or add-on minimum, ad valorem, value-added, transfer, registration, stamp, export, estimated or other tax of any kind whatsoever (including any custom duty, levy, or other governmental fee or charge in the nature of tax), together with any interest, penalties, fines and additions imposed with respect thereto.

“Tax Returns”  means all Federal, state, local, municipal, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and statements relating to Taxes, including any schedules and attachments thereto and any amendments thereof, required or permitted to be filed with any Governmental Entity.

“Taxing Authority” means the Internal Revenue Service and any Governmental Entity responsible for the imposition or collection of any Tax.

“Technology” means any and all instantiations or embodiments of any Intellectual Property Rights, in any form and embodied in any media.

“Trade Controls Laws” means any applicable statutes, rules, regulations, orders, ordinances, codes, directives or other laws administered by an agency of the U.S. government, or by a non-U.S. government (except to the extent inconsistent with U.S. law), related to export controls and trade, financial, and economic sanctions, including the International Traffic in Arms Regulations (22 C.F.R. Part 120 et seq.); the Export Administration Act of 1979, as amended (50 U.S.C. App. §§ 2401-2420); the Export Administration Regulations (15 C.F.R. Part 730 et seq.); the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1707); regulations and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) (31 C.F.R. Part 500 et seq.); Executive Orders of the President of the United States regarding restrictions on trade or other dealings with designated countries and persons; and applicable laws governing imports and customs, including the U.S. customs regulations at 19 C.F.R. Chapter 1.

“Trading Day” means a day on which (a) there is no Market Disruption Event; and (b) trading in the Parent Common Stock generally occurs on the Nasdaq Global Select Market.

“Transaction Expenses” shall mean the aggregate amount, without duplication, of (i) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives) incurred by the Company or any of its Affiliates (solely to the extent that the Company or any Company Subsidiary is responsible for the payment thereof) in connection with the negotiation, execution and performance of this Agreement and the consummation of the Transactions (including any such amounts required to be paid to any third party in connection with obtaining any consent, waiver, release or approval required pursuant to this Agreement to be obtained in connection with the consummation of the Transactions, but excluding, for the avoidance of doubt, any Debt Financing Cooperation Expenses); (ii) the amount of all retention, transaction, change of control or similar bonuses or payments or severance payments or benefits incurred or payable by the Company or any Company Subsidiary or any of their affiliates in connection with the Transactions (including, for the avoidance of doubt, any amounts payable in connection with any Cancelled Options or Unissued Awards but excluding any amounts payable pursuant to the Parent Retention Program) pursuant to Contracts in effect with the Company or any Company Subsidiary or any of their affiliates (or discretionary decisions made by the Company or any Company Subsidiary or any of their affiliates) prior to Closing (including any such fees, costs and expenses that become payable, at any time, solely as a result of the occurrence of the Closing, and including any Transaction Payroll Taxes payable in respect of amounts described in clause (ii) ) and (iii) any Transaction Payroll Taxes payable as a result of the payment of the Option Payments, in each case, that have not, as of immediately prior to the Closing, been paid in full by or on behalf of Parent or any of its Affiliates (and, for the avoidance of doubt, not as a result of actions requested to be taken prior to the Closing by Parent, Sub or Purchaser); provided, however, that Transaction Expenses do not include any amounts included in Indebtedness.

“Transaction Payroll Taxes” shall mean the employer portion of any payroll Taxes payable in connection with the Option Payments or any Transaction Expenses.

“Transactions” shall mean (i) the Mergers and (ii) the other transactions contemplated by this Agreement.

“Voting Agreement” shall mean that certain Amended and Restated Voting Agreement, dated May 17, 2018, by and among the Company, the Investors (as defined therein) and the Key Holders (as defined therein).

SECTION 10.03       Interpretation; Exchange Rate.

(a)  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” is not exclusive.  The words “ordinary course”, “usual course”, and “ordinary course of business” will be deemed to be followed by “consistent with past practice”.  All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States, unless otherwise indicated.  All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns. References to the “date hereof” refer to the date this Agreement is originally entered into by the parties hereto.  The word “day” means calendar day unless Business Day is expressly specified.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.  When a representation, warranty or condition is made to an Event (or absence thereof) that has had or would reasonably be expected to have (or not reasonably be expected to have) a Company Material Adverse Effect, such representation, warranty or condition shall be made without giving effect to the words “has had or would reasonably be expected to have” in the definition of Company Material Adverse Effect.  When a representation, warranty or condition is made to an Event (or absence thereof) that has had or would reasonably be expected to have (or not reasonably be expected to have) a Parent Material Adverse Effect, such representation, warranty or condition shall be made without giving effect to the words “has had or would reasonably be expected to have” in the definition of Parent Material Adverse Effect.

(b)                                 References to documents or other materials “provided” or “made available” to Parent or similar phrases shall mean that such documents or other materials were (i) delivered to Parent and such delivery is acknowledged in writing by Parent or (ii) fully accessible to Parent and its Representatives in the Data Room as at 6:00 p.m. Eastern Time on April 5, 2019, maintained without modification therein through the earlier of the Closing and the termination of this Agreement.

SECTION 10.04       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party, provided that notwithstanding anything to the contrary herein, the parties hereto agree that the remedies and limitations thereon (including under Article IX and Section 8.02) shall be considered integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liabilities or obligations, or (in the case of Article IX) reduces a party’s rights, under this Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 10.05       Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties.  This Agreement may be executed by facsimile or electronic transmission, each of which shall be deemed an original.

SECTION 10.06       Entire Agreement; No Third-Party Beneficiaries.  This Agreement together with the Confidentiality Agreement, the Escrow Agreement, the Stockholder Support Agreement and the Letters of Transmittal (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (ii)  are not intended to confer upon any person other than the parties any rights or remedies.  Notwithstanding clause (ii) of the immediately preceding sentence, (i) following the First Effective Time, the provisions of Article II shall be enforceable by the Stockholder Representative on behalf of the Securityholders, (ii) the D&O Indemnified Parties are intended third party beneficiaries of Section 6.07, (iii) Parent, Purchaser, Sub and the Debt Financing Sources are intended beneficiaries of, and shall be entitled to enforce, the provisions of Section 8.03, Section 10.04, Section 10.06, Section 10.07 and Section 10.10, and (iii) the Parent’s Indemnified Persons and Securityholders’ Indemnified Persons are intended beneficiaries of, and shall be entitled to enforce, Article IX.

SECTION 10.07       Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, including its statutes of limitations, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 10.08       Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that each of Parent or Sub may without such consent assign, in its sole discretion, (a) any of or all its rights, interests and obligations under this Agreement to Parent (in the case of Sub) or to any direct or indirect affiliate or wholly owned subsidiary of Parent (in the case of Parent or Sub), and (b) its rights hereunder or under any instrument executed or delivered in connection herewith as collateral security to any lender or any other debt financing source providing financing in connection with the Transactions, but in each case no such assignment shall relieve Parent or Sub of any of its obligations under this Agreement.  Any purported assignment without such consent shall be null and void.  Subject to the immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.09       Specific Performance.

(a)  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.10 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement.

(b)                                 Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.

SECTION 10.10       Jurisdiction; Consent to Service of Process.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of Delaware sitting in New Castle County, or solely if none of those courts have jurisdiction, a federal court sitting in the State of Delaware (and, in each case, any appellate court thereof) (collectively, the “Chosen Courts”).  In addition, each of the parties hereto hereby irrevocably (i) submits to the jurisdiction of such Chosen Courts in any such action or proceeding and irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or proceeding, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts, (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the Transactions (including any dispute arising out of or relating to the Debt Financing, the Debt Commitment Letter or any definitive documentation with respect to the Debt Financing with respect to the Debt Financing or the performance thereof).  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or any definitive documentation with respect to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

SECTION 10.11       Non-Recourse.  This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the persons who are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such person. None of the Debt Financing Sources (or any Related Person of any Debt Financing Source), and no Related Person, or Related Person of a Related Person, of any party hereto shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof.

SECTION 10.12       Privilege.

(a)                                 Each of the parties hereto acknowledges and agrees that (i) Cooley LLP (“Sellers’ Counsel”) has acted as counsel to the Company in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and consummation of the Transactions, and (ii) except for the Company, Sellers’ Counsel has not acted as counsel for any other person in connection with the Transactions and no other party or person has the status of a client of Sellers’ Counsel for conflict of interest or any other purpose as a result thereof.

(b)                                 None of Parent, Purchaser, Sub, the Surviving Company or any of their respective subsidiaries shall assert that any communication occurring prior to the First Effective Time between Sellers’ Counsel (and any other counsel to the Company or a Company Subsidiary), on the one hand, and the Company or a Company Subsidiary (including any one or more officers, directors, employees or Securityholder of the Company or its Subsidiaries), on the other hand, that is attorney-client privileged, constitutes attorney work product or other attorney-client confidential information arising from communications related to or arising out of the preparation, negotiation, documentation and consummation of the Transactions (the “Privileged Communications”) constitute attorney-client confidences that belong solely to the Company. Each of Parent, Purchaser, Sub and the Surviving Company (including on behalf of the Company and its Subsidiaries) hereby acknowledges and agrees all Privileged Communications shall be deemed to be attorney-client confidences that belong solely to the Securityholders and their affiliates (and not the Company or its Subsidiaries). Following the First Effective Time, the Stockholder Representative and the Securityholders will be permitted to use Privileged Communications in connection with the defense of any claim by Parent or any other Indemnified Party under Article IX. Notwithstanding anything to the contrary in this Agreement, (x) in the event that a dispute arises between Parent, the Surviving Company or any of their respective Subsidiaries and a third party after the Closing, Parent, the Surviving Company or any of their respective Subsidiaries may assert the attorney-client privilege to prevent disclosure of any Privileged Communications by Sellers’ Counsel to such third party, (y) neither the Stockholder Representative nor any of the Securityholders or their respective affiliates may waive such attorney-client privilege or disclose such communications or files other than in connection with the enforcement or defense of their respective rights or obligations under this Agreement; and (z) none of the Securityholders or their respective affiliates may waive such privilege or exercise such property rights without the prior written consent of the Stockholder Representative, on behalf of all of the Securityholders.

SECTION 10.13       Non-Reliance.

(a)                                 Parent, Purchaser and Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose.   Parent, Purchaser and Sub acknowledge and agree that: (i) in making their decision to enter into this Agreement and to consummate the Transactions, Parent, Purchaser and Sub have relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article III of this Agreement (including the related portions of the Company Disclosure Letter), the representations and warranties of the Company stockholders party to a Stockholder Support Agreement and the other agreements contemplated by this Agreement and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company and its Subsidiaries); and (ii) none of the Securityholders, the Company, the Company’s Subsidiaries or any other person has made any representation or warranty as to a Securityholder, the Company, the Company’s Subsidiaries or the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available to Parent, Purchaser, Sub or any of their respective Representatives, except as expressly set forth in Article III of this Agreement, the Stockholder Support Agreements or any of the other agreements contemplated by this Agreement.

(b)                                 In connection with the due diligence investigation of the Company and its Subsidiaries by Parent, Purchaser, Sub and their affiliates and respective Representatives, Parent, Purchaser, Sub and their subsidiaries and respective Representatives have received and may continue to receive after the date hereof from the Company or any Company Subsidiary, their affiliates and respective representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their businesses and operations.  Parent, Purchaser and Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that actual results may differ materially from such estimates, projections, forecasts and other forward-looking statements, and that Parent, Purchaser and Sub are not relying upon and will have no claim against the Company or any of its Subsidiaries, or any of their affiliates or respective Representatives, or any other person, with respect thereto, including as to the accuracy or completeness of any information provided, except to the extent expressly set forth in Article III of this Agreement, the Stockholder Support Agreements or any of the other agreements contemplated by this Agreements.

(c)                                  The Company and the Securityholders have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Parent and its Subsidiaries, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Parent and its Subsidiaries for such purpose.  The Company agrees that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, the Company has relied solely upon its own investigation and the express representations and warranties of Parent set forth in Article IV of this Agreement (including the related portions of the Parent Disclosure Letter) and the other agreements contemplated by this Agreement and disclaims reliance on any other representations and warranties of any kind or nature express or implied; and (ii) none of Parent or any other person has made any representation or warranty as to Parent, the Parent Subsidiaries or the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Company or any of their respective Representatives, except as expressly set forth in Article IV of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Sub, the Company and the Stockholder Representative have duly executed this Agreement, all as of the date first written above.

TRILOGY EDUCATION SERVICES, INC.

/s/ Dan Sommer
Name:	Dan Sommer
Title:	CEO

FORTIS ADVISORS LLC

/s/ Richard Fink
Name:	Richard Fink
Title:	Managing Director

2U, INC.

/s/ Mark Chernis
Name:	Mark Chernis
Title:	Chief Operating Officer

SKYWALKER PURCHASER, LLC

/s/ Mark Chernis
Name:	Mark Chernis
Title:	President and Secretary

SKYWALKER SUB, INC.

/s/ Mark Chernis
Name:	Mark Chernis
Title:	President and Secretary

ANNEX I

INDEX OF DEFINED TERMS

Advisory Group	6.09(c)
affiliate	10.02
Aggregate Option Exercise Price	10.02
Agreement	Preamble
Alternative Option Payment Amount	2.04(a)(iv)
Anti-Corruption Laws	3.17
Antitrust Division	6.03(b)
Appraisal Share Expiration Date	10.02
Appraisal Shares	2.01(c)
Audited Balance Sheet	3.06(a)
Audited Financial Statements	3.06(a)
Base Consideration	10.02
Benefit Plan	3.10(a)
Business Day	10.02
Business Systems	3.15(h)
Cash and Cash Equivalents	10.02
Certificates	2.05(a)
Certificates of Merger	1.03
Chosen Courts	10.10
Claimed Indemnity Amount	9.07(a)
Close of Business	10.02
Closing	1.02
Closing Calculation Date	10.02
Closing Cash	2.02(b)
Closing Date	1.02
Closing Deferred Revenue	2.02(b)
Closing Indebtedness	2.02(b)
Closing Merger Consideration	10.02
Closing Net Working Capital	2.02(b)
Closing Statement	2.02(b)
Closing Transaction Expenses	2.02(b)
Common Share	2.01(a)(iv)
Commonly Controlled Entity	10.02
Company 401(k) Plan	6.05(f)
Company Board	Preamble
Company Bylaws	3.01(b)
Company Capital Stock	10.02
Company Cash and Cash Equivalents	10.02
Company Charter	3.01(b)
Company Common Stock	3.03
Company Disclosure Letter	10.02
Company Employee	6.05(a)
Company In-Licensed IP	3.14(a)

Company Leased Real Property	3.08(b)
Company Material Adverse Effect	10.02
Company Owned IP	10.02
Company Owned Products or Services	10.02
Company Preferred Stock	3.03
Company Proprietary Software	10.02
Company Registered IP	10.02
Company Subsidiaries	3.01(a)
Compliance Date	3.18
Confidentiality Agreement	6.02, 6.02
Consent Notice	6.01(b)
Contract	10.02
Covered Appraisal Shares	2.01(c)
Covered Period	6.05(a)
Current Assets	10.02
Current Liabilities	10.02
D&O Indemnified Persons	6.07
Debt Commitment Letter	10.02
Debt Fee Letter	10.02
Debt Financing	10.02
Debt Financing Sources	10.02
Deductible	9.06
Deferred Revenue	10.02
Deferred Revenue Adjustment	10.02
Deficiency Amount	2.02(d)
DGCL	1.01(a)
Disagreement Notice	2.02(c)
DLLCA	1.01(a)
Domain Names	10.02
Employee Option	10.02
Employment Agreements	Preamble
Environment	10.02
Environmental Laws	10.02
Equity Interests	10.02
ERISA	3.10(a)
Escrow Agent	2.03
Escrow Agreement	2.03
Escrow Amount	10.02
Escrow Cash	10.02
Escrow Cash Pro Rata Share	10.02
Escrow Funds	10.02, 10.02
Estimated Cash	2.02(a)
Estimated Closing Statement	2.02(a)
Estimated Deferred Revenue	2.02(a)
Estimated Deferred Revenue Adjustment	10.02
Estimated Indebtedness	2.02(a)

Estimated Net Working Capital	2.02(a)
Estimated Price Components	2.02(a)
Estimated Transaction Expenses	2.02(a)
Event	10.02
Exchange Agent	2.05(a)
Exchange Fund	2.05(a)
Filings	3.05(b)
Final Merger Consideration	2.02(d)
Final Surplus	2.02(d)
Financial Statements	3.06(a)
First ,Certificate of Merger	1.03
First Effective Time	1.03
First Merger	Preamble
First Merger Transfer Taxes	6.06(a)
First Surviving Corporation	1.01(a)
Foreign Benefit Plan	10.02
Foreign Subsidiary	3.09(m))
Fraud	10.02
FTC	6.03(b)
Fundamental Representations	7.02(a)
Funding Consideration Schedule	2.02(e)
GAAP	3.06(a)
Governmental Authorization	10.02
Governmental Entity	3.05(b)
Governmental Filings	3.05(b)
Hazardous Substances	10.02
HSR Act	3.05(b)
Indebtedness	10.02
Indemnified Party	9.04
Indemnifying Party	9.02(a)
Initial Escrow Release Notice	9.07(a)
Integrated Transaction	Preamble
Intellectual Property Rights	10.02
Intended Tax Treatment	Preamble
Interim Financial Statements	3.06(a)
In-the-Money Option	10.02
Judgment	10.02
Key Employees	10.02
knowledge	10.02
Latest Financial Statements Date	3.06(a)
Law	10.02
Letter of Transmittal	2.05(b)
Liability	10.02
Liens	3.02(a)
Losses	10.02
Malicious Code	3.15(i)

Market Disruption Event	10.02
Material Contracts	3.14(a)
Merger Consideration	10.02
Mergers	Preamble
Net Working Capital	10.02
Non-Employee Option	10.02
Open Source Software	10.02
Option	10.02
Option Excess Amount	2.04(a)(iv)
Option Payment	2.04(a)(ii)
Option Plan	10.02
Optionholder	10.02
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Bylaws	4.01(b)
Parent Charter	4.01(b)
Parent Common Stock	4.02
Parent Common Stock Closing Reference Value	10.02
Parent Common Stock Value	10.02
Parent Disclosure Letter	10.02
Parent Financial Statements	4.05(c)
Parent Material Adverse Effect	10.02
Parent Parties	Preamble
Parent SEC Documents	4.05(a)
Parent Subsidiaries	4.01(a)
Parent’s Indemnified Persons	9.01
Patents	10.02
Payoff Letters	10.02
PCI DSS	10.02
Permitted Liens	10.02
person	10.02
Post-Closing Tax Period	10.02
Pre-Closing Period	5.01
Pre-Closing Tax Period	10.02
Price Components	2.02(b)
Privacy, Security and Consumer Protection Laws	10.02
Privileged Communications	10.12(b)
Pro Rata Share	10.02
Proceeding	3.11
Proprietary Information	3.15(d)
Protected Information	10.02
Purchaser	Preamble
Real Property Leases	3.08(b)
Referee	2.02(c)(iii)
Related Party Agreements	3.22
Related Person	10.02

Release	10.02
Representatives	10.02
Sanctioned Countries	3.19(b)
Sanctioned Person	3.19(b)
SDN	3.19(b)
Second Certificate of Merger	1.03
Second Effective Time	1.03
Second Escrow Release Notice	9.07(a)
Second Merger	Preamble
Second Merger Transfer Taxes	6.06(a)
Section 262	2.01(c)
Securities Act	3.03
Securityholder	10.02, 10.02
Securityholders’ Indemnified Persons	9.02
Seller Taxes	10.02
Sellers’ Counsel	10.12(a)
Series A Preferred Share	2.01(a)(iii)(B)
Series A Preferred Stock	3.03
Series B Preferred Share	2.01(a)(iii)(A)
Series B Preferred Stock	3.03
Software	10.02
Solvent	10.02
Source Code	10.02, 10.02
Stockholder Consent	6.01(a)
Stockholder Representative	Preamble
Stockholder Representative Engagement Agreement	6.09(c)
Stockholder Representative Expense Fund	6.09(f)
Stockholder Representative Expense Fund Amount	6.09(f)
Stockholder Representative Expenses	6.09(c)
Stockholder Representative Group	6.09(c)
Stockholder Support Agreement	Preamble
Straddle Period	10.02
Sub	Preamble
subsidiary	10.02
Surplus Amount	2.02(d)
Survival Expiration Date	9.05(a)
Surviving Company	1.01(a)
Target Net Working Capital	10.02
Tax	10.02
Tax Returns	10.02
Taxing Authority	10.02
Technology	10.02
Third Party Claim	9.02(a)
Trade Controls Laws	10.02
Trade Secrets	10.02
Trademarks	10.02

Trading Day	10.02
Transaction Expenses	10.02
Transaction Payroll Taxes	10.02
Transactions	10.02
Voting Agreement	10.02
Voting Company Debt	3.03